The registrant is submitting this draft registration statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933.

As submitted with the Securities and Exchange Commission on May 10, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AERIE PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	20-3109565
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

135 US Highway 206, Suite 15

Bedminster, New Jersey 07921

(908) 470-4320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. van Haarlem, MD

President and Chief Executive Officer

Aerie Pharmaceuticals, Inc.

135 US Highway 206, Suite 15

Bedminster, New Jersey 07921

Tel. No.: (908) 470-4320

Fax No.: (908) 470-4329

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew B. Barkan, Esq. Steven G. Scheinfeld, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel. No.: (212) 859-8000 Fax No.: (212) 859-4000	Richard J. Rubino Chief Financial Officer Aerie Pharmaceuticals, Inc. 135 US Highway 206, Suite 15 Bedminster, New Jersey 07921 Tel. No.: (908) 470-4320 Fax No.: (908) 470-4329	Michael D. Maline, Esq. Edward A. King, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel. No.: (212) 813-8800 Fax No.: (617) 558-4145

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2013

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $         and $         per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “AERI.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors ” beginning on page 11 of this prospectus.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to Aerie Pharmaceuticals, Inc. before expenses

Delivery of the shares of common stock is expected to be made on or about                     , 2013. We have granted the underwriters an option for a period of 30 days to purchase an additional              shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

Jefferies	Cowen and Company

Lazard Capital Markets	Canaccord Genuity

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until and including                     , 2013, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to “Aerie,” “we,” “us,” “our” and similar references refer to Aerie Pharmaceuticals, Inc.

Company Overview

We are a clinical-stage pharmaceutical company focused on the discovery, development and commercialization of first-in-class therapies for the treatment of patients with glaucoma and other diseases of the eye. Our two most advanced glaucoma product candidates are once-daily dosed topical eye drops currently completing Phase 2b studies. Glaucoma is a progressive disease characterized by abnormally high intraocular pressure, or IOP, that results in damage to the optic nerve and causes irreversible vision loss over time. It is treated by reducing IOP, which has been shown to slow the progression of vision loss. Glaucoma drugs represent a significant worldwide market opportunity, with sales exceeding $4.5 billion in 2012 according to IMS. Based on longitudinal studies and historical second-line prescription patterns, up to 50% of patients require more than one drug to treat their IOP. As a result, ophthalmologists have expressed the need for new treatments. We believe our product candidates, if approved, will be the first new class of drugs for the lowering of IOP in patients with glaucoma in 20 years.

Our clinical-stage product candidates have demonstrated reductions of IOP in completed Phase 2 studies and have also displayed favorable safety and tolerability profiles. Our product candidates are distinctly designed to lower IOP and slow the progression of glaucoma. IOP reduction is the efficacy endpoint commonly used for regulatory approval. Our clinical data suggest that our product candidates are particularly effective in glaucoma patients with mildly to moderately elevated IOP, who represent approximately 80% of the glaucoma patient population.

All of our product candidates are once-daily dosed eye drops that specifically target the trabecular meshwork, or TM, which is the eye’s primary drain of eye fluid. The TM is generally considered to be the diseased tissue responsible for elevated IOP in glaucoma patients. Currently approved eye drops mainly reduce IOP by increasing fluid outflow through the eye’s secondary drain or reducing fluid production. We believe that our product candidates will provide improved treatment options to ophthalmologists and glaucoma patients by directly targeting the TM and improving patient compliance through once-daily dosing.

Our product candidates target the TM through a novel mechanism of action, the inhibition of Rho Kinase, an enzyme altering the contraction of TM cells. Published studies have suggested that selective Rho Kinase inhibition leads to increased fluid outflow through the eye’s primary drain by changing and relaxing TM cells, thereby lowering IOP. Our two most advanced product candidates are AR-12286, a highly selective Rho Kinase inhibitor, or ROCK Inhibitor, and PG286, a fixed dose combination of AR-12286 and a prostaglandin analogue, or PGA, which represents the most commonly prescribed class of glaucoma drugs. Our third clinical stage product candidate is AR-13324, a dual action inhibitor of both Rho Kinase and the Norepinephrine Transporter, or NET, which is a protein involved with the regulation of eye fluid production.

Currently approved drugs have various safety and/or tolerability issues such as systemic adverse effects, specific contraindications, blurring, bitter taste, allergic reactions, drowsiness and mild to moderate hyperemia, or eye redness, many of which are particularly prevalent in the second-line therapies. Despite being associated with many of these issues, several second-line products have individually generated significant annual product revenues at their peak. In addition, the most commonly prescribed first-line glaucoma drug, Xalatan (together with its fixed combination, Xalacom), reached peak sales of $1.7 billion even though it causes hyperemia and may change eye color. To date, the main tolerability finding of our two most advanced product candidates has been transient, mild to moderate hyperemia, similar in rate to Xalatan.

In July 2012, we commissioned an independent research firm to conduct a market research study of 315 ophthalmic clinicians in the United States and Europe where we presented the detailed efficacy, safety and tolerability results generated from completed Phase 2a studies for AR-12286 and PG286. This research indicates that AR-12286 and PG286 are positioned to compete effectively with existing drug therapies. Payor research was also conducted as part of this study and the results indicated that pricing these product candidates similar to current branded therapies would likely be acceptable with few coverage restrictions.

We internally discover and develop our product candidates. We own U.S. and foreign patents and pending patent applications that cover our product candidates for ophthalmic indications. Our intellectual property portfolio contains patent and pending patent applications directed to, among other things, compositions of matter and methods of use, for our product candidates. The earliest expiration of patents that have been issued to us or may be granted from pending patent applications relating to our product candidates is 2026. We have not entered into any licensing arrangements with respect to the ophthalmic use of our products.

Glaucoma

Glaucoma represents a group of eye diseases that leads to progressive, irreversible damage of the optic nerve, which results in gradual loss of vision, visual disability and potentially blindness. Longitudinal studies have demonstrated that reducing IOP in patients with glaucoma can help slow or halt further damage to the optic nerve and helps preserve vision. The U.S. Food and Drug Administration, or FDA, recognizes sustained lowering of IOP as the primary clinical endpoint for the approval of drugs to treat glaucoma.

The initial treatment for glaucoma patients is typically a first-line eye drop. When needed to adequately control IOP, ophthalmologists may prescribe an additional, second-line therapy to be used in conjunction with the initial treatment, switch to a fixed combination of two drugs in a single eye drop or select an alternative single therapy. Individual patients also have unique responses to different classes of drugs, and a class of drug that works well in one patient may be less effective in another. The progressive nature of glaucoma is considered to be the main reason why up to half of patients eventually need more than one drug to treat the disease based on longitudinal studies.

Aerie’s First-in-Class Product Pipeline

We leverage our rational drug design approach that couples medicinal chemistry with high-content screening of compounds in proprietary cell-based assays and in vivo models to develop a pipeline of product candidates. Each of our product candidates is designed to lower IOP with once-daily dosing. The following table summarizes each of our product candidates, their mechanism of action, development status and our commercialization rights for all ophthalmic uses.

PRODUCT CANDIDATE		PHASE OF DEVELOPMENT	COMMERCIALIZATION RIGHTS
Advanced Clinical
AR-12286	Selective ROCK Inhibitor, acting on the TM	Phase 2b –Preliminary results expected late second quarter 2013	Wholly-Owned

PG286	Combination of ROCK Inhibitor and travoprost, a PGA, simultaneously acting on both the TM and the secondary drain	Phase 2b –Preliminary results expected third quarter 2013	Wholly-Owned

Clinical
AR-13324	Functions as a ROCK Inhibitor acting on the TM and also targets the NET to reduce fluid inflow	Phase 2b –Preliminary results received May 2013	Wholly-Owned

Pre-Clinical
AR-13533	Follow-on product to AR-13324 with distinct properties that may provide additional IOP-lowering effect	Pre-Investigational New Drug	Wholly-Owned

Overview of AR-12286

AR-12286 is a small molecule ROCK Inhibitor that is conveniently dosed once daily in the evening, whereas current second-line drugs are all dosed two to three times per day. Unlike current second-line drugs, AR-12286 has not shown systemic adverse effects in multiple clinical studies. To date, the main tolerability finding is transient, mild to moderate hyperemia similar in rate to latanoprost, which is the most commonly prescribed generic glaucoma drug. We believe that AR-12286 has the potential to become a second-line drug of choice based on a combined efficacy, dosing and tolerability profile relative to current second-line drugs based on studies to date and its distinct ability to target the diseased TM.

We have evaluated AR-12286 in a Phase 2a study that randomized 217 patients to AR-12286 (0.25% concentration) dosed twice daily, AR-12286 (0.5% concentration) dosed once daily or latanoprost dosed once daily. The results demonstrated that the IOP lowering of AR-12286 (0.5% concentration) dosed once daily to be within approximately 1 millimeter of Mercury, or mmHg, of latanoprost. We believe this result supports the position that once-daily dosed AR-12286 can become a preferred second-line and adjunctive drug of choice relative to current second-line therapies.

We are currently conducting a randomized, controlled three-month Phase 2b study for AR-12286 in approximately 200 patients. This study compares two strengths of AR-12286 (0.5% and 0.7% concentrations) dosed once daily in the evening against timolol, a commonly prescribed second-line drug, dosed twice daily. Preliminary results are expected in the late second quarter of 2013. If Phase 2b results are successful, Phase 3 pivotal studies for AR-12286 are expected to utilize either the 0.5% or 0.7% concentration. Based on preliminary discussions with regulatory agencies, we plan to conduct two pivotal non-inferiority registration studies comparing AR-12286 dosed once daily to timolol dosed twice daily.

Overview of PG286

PG286 is a combination of AR-12286 (0.5% concentration) formulated together with travoprost (0.004% concentration), a commonly prescribed PGA, in a single eye drop. PG286 has the potential to be the first fixed-dose combination product in the United States to include a PGA, and enter the market as a first- and/or second-line drug. PGAs represent up to half of the U.S. and European prescription volume for the treatment of glaucoma. We believe PG286 is the first and only product specifically designed to lower IOP through two distinct outflow mechanisms—trabecular outflow through the action of AR-12286 and secondary drain outflow through the action of travoprost. PG286 is dosed once daily in the evening and has the potential to offer the joint effectiveness of two potent drugs in a single drop. Combination products are an important and growing segment of the market, accounting for approximately 14% of the U.S. market and 28% of the European market according to IMS.

We have evaluated PG286 in a Phase 2a study that randomized 93 patients to once-daily evening dosing of (1) PG286 (0.25% concentration), a fixed combination of AR-12286 (0.25% concentration) and travoprost, (2) PG286 (0.5% concentration), a fixed combination of AR-12286 (0.5% concentration) and travoprost or (3) Travatan Z, a commonly prescribed PGA, which served as the active control. As compared to Travatan Z, PG286 (0.5% concentration) demonstrated an additional diurnal IOP lowering of 2.3 mmHg, which was the mean IOP level measured at 8 a.m., 10 a.m. and 4 p.m., the timepoints typically used in registration studies. PG286 (0.5% concentration) demonstrated a 45% reduction in IOP at peak effect and maintained a mean IOP below 16 mmHg at all measured time points. We believe these results indicate that PG286 has the potential to deliver the highest IOP lowering efficacy of all currently marketed mono and combination therapies with the convenience of a single, once-daily eye drop.

We are currently conducting a randomized, controlled 28-day Phase 2b study for PG286 in approximately 200 patients. This study compares PG286 (0.5% concentration) to each of its individual components. Preliminary results are expected in the third quarter of 2013. If Phase 2b results are successful, based on preliminary consultations with regulatory agencies, we plan to conduct two pivotal studies for registration. The PG286 Phase 3 studies will be conducted in both the United States and Europe.

Overview of AR-13324

We have discovered a new class of drugs that inhibits Rho Kinase and NET. The inhibition of NET increases the concentration of norepinephrine in ocular synapses, which decreases the production of eye fluid. We refer to these drugs as dual action compounds since they impact both outflow and inflow. The initial product in this new class is AR-13324. First-in-man studies with AR-13324 demonstrated an IOP-lowering effect of 25% to 30% with once-daily dosing in the morning. A randomized, controlled 28-day Phase 2b study was recently completed and we are in the process of analyzing the results.

Overview of AR-13533

Our pipeline includes a pre-clinical product candidate, AR-13533, a second generation dual action compound. AR-13533 is a follow-on product candidate to AR-13324 with distinct properties that may provide additional IOP-lowering effect. Unlike AR-13324, AR-13533 does not require conversion to the active form in the cornea. In vivo models of AR-13533 have demonstrated strong stability and favorable tolerability and efficacy profiles.

Our Strategy

Our goal is to be the leader in the discovery, development and commercialization of innovative pharmaceutical products for the treatment of glaucoma and other diseases of the eye. We believe our product candidates have the potential to address many of the unmet medical needs for the treatment of patients with glaucoma. Key elements of our strategy are to:

Advance the development of our product candidates. Final results from ongoing Phase 2b studies for our two most advanced product candidates are expected from the late second to third quarter of 2013. Assuming positive Phase 2b results, we intend to focus our efforts on initiating Phase 3 studies and furthering the clinical development of AR-12286 and PG286, and we will continue to evaluate opportunities associated with AR-13324 and AR-13533.

Establish internal sales and marketing capabilities to commercialize our product candidates in the United States. We own worldwide rights to all of our product candidates for ophthalmic indications and we plan to retain U.S. commercialization rights. Ultimately, we intend to build a commercial organization of approximately 100 professionals to manage the U.S. sales, marketing and reimbursement process. We expect this organization to target approximately 7,000 of the highest-prescribing ophthalmic clinicians in the United States and contract with commercial and government payors, pharmacy benefit managers and other key stakeholders in the distribution channels.

Explore partnerships with leading pharmaceutical and biotechnology companies to maximize the value of our product candidates outside the United States. We currently plan to explore the licensing of commercialization rights or other forms of collaboration with qualified potential partners for the commercialization of our product candidates in Europe, Japan and emerging markets.

Maximize the commercial value of our product candidates by exploring other therapeutic opportunities with ROCK Inhibitors in ophthalmology. We have significant expertise in ROCK Inhibitors and eye biology and believe there are other conditions of the eye where ROCK Inhibitors can be effective. Potential therapeutic opportunities include evaluating the potential for disease modification and neuroprotection in glaucoma and pursuing new opportunities for the treatment of patients with low tension glaucoma, pseudoexfoliation glaucoma and Fuch’s corneal dystrophy, a debilitating disease of the cornea. In addition to new forms of treatment, we are evaluating alternative delivery devices to facilitate greater compliance and maximize efficient use of our product candidates.

Continue to leverage and strengthen our intellectual property portfolio. We believe we have a strong intellectual property position relating to the development of ROCK Inhibitors for use in ophthalmic indications. Our portfolio includes granted patents and pending applications directed to, among other things, compositions of matter and methods of use that provide protection for our product candidates. We plan to use our intellectual property, expertise and knowledge to develop other product candidates and continue to build our pipeline of ophthalmic products.

Risk Factors Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. In particular, our risks include, but are not limited to, the following:

■	we have not obtained and may never obtain regulatory approval for any of our product candidates;

■

regulatory approval could be substantially delayed for all or a subset of our product candidates if the FDA or European regulatory authorities require additional time or studies to assess the products;

■	we currently have no source of revenue and we will need to obtain additional financing to fund our operations;

■	we have incurred net losses since inception and, as of December 31, 2012, we have an accumulated deficit of $63.9 million;

■	we expect to incur substantial losses for the foreseeable future and may never achieve or maintain profitability;

■	we depend substantially on the success regarding safety, efficacy and tolerability of our product candidates;

■	we may be unable to successfully manufacture or commercialize our product candidates; and

■	if we cannot successfully defend our intellectual property, additional competitors could enter the market and sales of affected products may decline materially.

Corporate Information

We were incorporated under the laws of the State of Delaware in June 2005. Our principal executive offices are located at 135 US Highway 206, Suite 15, Bedminster, New Jersey 07921, and our telephone number is (908) 470-4320. Our website address is www.aeriepharma.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Aerie is a trademark of Aerie Pharmaceuticals, Inc., application for United States registration pending. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

■

only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

■	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

■	reduced disclosure about the company’s executive compensation arrangements; and

■	no requirements for non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have taken advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements, have presented reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure and have taken the exemption from auditor attestation on the effectiveness of our internal controls over financial reporting. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

THE OFFERING

Common stock to be offered by us	shares.

Common stock to be outstanding after this offering	shares.

Option to purchase additional shares	We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to additional shares of common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We anticipate that the net proceeds from this offering will be used as follows:

■	approximately $ million for ongoing clinical costs for our product candidates;

■	approximately $ million for non-clinical and other research and development costs related to our product candidates; and

■	the remainder for working capital and general corporate purposes.

Proposed NASDAQ Global Market symbol	We intend to apply for listing of our shares of common stock on the NASDAQ Global Market under the symbol “AERI.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding immediately after this offering is based on 67,282,220 shares of common stock outstanding as of March 31, 2013. This number excludes:

■

7,771,003 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013 under our 2005 Equity Incentive Plan, or the 2005 Plan, having a weighted average exercise price of $0.2778 per share;

■

            shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, or the 2013 Plan, which will become effective upon the pricing of this offering (including            shares of common stock that were added from the 2005 Plan, which will terminate immediately upon the pricing of this offering so that no further awards may be granted under the 2005 Plan), as well as any future increases in the number of shares of common stock reserved for issuance under this plan; and

■	shares of common stock issuable upon the exercise of warrants expected to remain outstanding following the completion of this offering. See “Description of Capital Stock—Warrants.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

■	a -for- reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part;

■	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 60,602,653 shares of common stock upon completion of this offering;

■

the expected conversion of the principal and accrued interest outstanding under our $        million in aggregate principal amount of our 8% convertible notes due September 30, 2013, or the outstanding notes, into            shares of common stock immediately prior to the closing of this offering at a conversion price equal to the initial public offering price, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurred on            ;

■	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

■	no exercise of the underwriters’ option to purchase additional shares.

A $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable upon conversion of the outstanding notes by            shares. A $1.00 decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the number of shares of our common stock issuable upon conversion of the outstanding notes by            shares.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations and comprehensive loss data for the years ended December 31, 2012 and 2011 and for the period from inception (June 22, 2005) to December 31, 2012, and the balance sheet data as of December 31, 2012 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	YEARS ENDED DECEMBER 31,			THE PERIOD FROM JUNE 22, 2005 (INCEPTION) TO DECEMBER 31, 2012

	2012		2011
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Expenses:
General and administrative		$(5,020)	$(3,521)	$(19,897)
Research and development		(9,273)	(10,695)	(43,149)

Loss from operations		$(14,293)	$(14,216)	$(63,046)
Other income (expense), net		(685)	1,249	(742)

Net loss		$(14,978)	$(12,967)	$(63,788)

Net loss attributable to common stockholders—basic and diluted (1)		$(15,643)	$(13,419)	$(64,959)

Net loss per share attributable to common stockholders—basic and diluted (2)		$(3.28)	$(2.90)

Weighted-average number of common stock used in computing net loss per share attributable to common stockholders—basic and diluted (2)		4,773,476	4,628,125

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (3)	$

Weighted-average number of common stock used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (3)

(1)

Net loss attributable to common stockholders reflects the accretion on convertible preferred stock and, where applicable, preferred stock dividends. See Note 2 to our financial statements appearing elsewhere in this prospectus for further information.

(2)

See Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common stock attributable to common stockholders and the number of shares used in the computation of the per share amounts.

(3)

The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, assume the automatic conversion of all our outstanding shares of convertible preferred stock as of December 31, 2012 into an aggregate of 60,602,653 shares of our common stock and the expected conversion of the outstanding notes and accrued interest thereon into an aggregate of              shares of our common stock.

	AS OF DECEMBER 31, 2012
	ACTUAL	PRO FORMA (4)	PRO FORMA AS ADJUSTED (5)(6)
		(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,925	$	$
Total assets	3,219
Accounts payable and other current liabilities	1,437
Convertible notes payable and accrued interest thereon	3,016
Warrants liability—related parties	2,456
Convertible preferred stock	60,898
Total stockholders’ deficit	(63,919)

(4)

Pro forma amounts reflect the automatic conversion of all our outstanding shares of convertible preferred stock as of December 31, 2012, into an aggregate of 60,602,653 shares of our common stock and the expected conversion of the outstanding notes and accrued interest thereon into an aggregate of              shares of our common stock. A $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable upon conversion of the outstanding notes and accrued interest thereon by              shares. A $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the number of shares of our common stock issuable upon conversion of the outstanding notes and accrued interest thereon by              shares.

(5)

Pro forma as adjusted amounts further reflect the sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(6)

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of              million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $         million, if the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We operate in an industry that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to Development, Regulatory Approval and Commercialization

We depend substantially on the success of our product candidates, which are still under development. If we are unable to successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our product candidates for the treatment of patients with glaucoma and other potential products we may develop or license. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates. The success of our product candidates will depend on several factors, including:

■	successful completion of clinical studies;

■	receipt of marketing approvals from applicable regulatory authorities;

■	establishment of arrangements with third-party manufacturers;

■	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

■	protecting our rights in our intellectual property;

■	launching commercial sales of our product candidates, if or when approved;

■	competition with other products; and

■	continued acceptable safety profile for our product candidates following approval, if and when approved.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business and we may not be able to earn sufficient revenues and cash flows to continue our operations.

We have not obtained regulatory approval for any of our product candidates in the United States or any other country.

We currently do not have any product candidates that have gained regulatory approval for sale in the United States or any other country, and we cannot guarantee that we will ever have marketable products. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize these product candidates in a timely manner. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for each product from the FDA; similarly, we cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. AR-12286, PG286 and AR-13324 are currently in Phase 2b studies. We cannot predict whether Phase 2b studies and future studies will be successful or whether regulators will agree with our conclusions regarding the pre-clinical and clinical studies we have conducted to date.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in pre-clinical and well-controlled clinical studies, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In the United States, we have not submitted a New Drug Application, or NDA, for any of our product candidates. An NDA must include extensive pre-clinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA.

Regulatory authorities in countries outside of the United States, such as Europe and Japan, also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional nonclinical or clinical studies, which could be costly and time consuming. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain foreign regulatory approvals on a timely basis, if at all.

The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside of the United States, and approval is never guaranteed. Even if our product candidates were to successfully obtain approval from the regulatory authorities, any approval might contain significant limitations related to use, precautions or contraindications, or may require extensive warnings on the product labeling or require expensive and time-consuming clinical studies or reporting as conditions of approval. Also, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other product candidate in the future.

Regulatory approval may be substantially delayed for one, two or all of our product candidates if regulatory authorities require additional time or studies to assess the safety and efficacy of our product candidates.

We may be unable to initiate or complete development of our product candidates on schedule, if at all, and the timing for the completion of the studies for our product candidates will require funding beyond the proceeds of this offering. In addition, if regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for any or all of our product candidates. Pre-clinical and clinical studies required to demonstrate the safety and efficacy of our product candidates are time consuming and expensive and together take several years or more to complete. Delays in approvals or rejections of marketing applications in the United States, Europe, Japan or other countries may result from many factors, including:

■	our inability to obtain sufficient funds required for a clinical study;

■	regulatory requests for additional analyses, reports, data, pre-clinical and clinical studies;

■	regulatory questions regarding different interpretations of data and results and the emergence of new information regarding our product candidates or other products;

■

clinical holds, other regulatory objections to commencing or continuing a clinical study or the inability to obtain regulatory approval to commence a clinical study in countries that require such approvals;

■	discussions with the FDA or non-U.S. regulators regarding the scope or design of our clinical studies;

■	our inability to enroll a sufficient number of patients who meet the inclusion and exclusion criteria in our clinical studies;

■	our inability to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;

■	poor effectiveness of product candidates during clinical studies;

■	safety issues or any determination that a clinical study presents unacceptable health risks due to severe drug-related adverse effects experienced by patients;

■	lack of adequate funding to continue the clinical study due to unforeseen costs or other business decisions;

■

our inability to reach agreements on acceptable terms with prospective contract research organizations, or CROs, and study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

■

our inability to identify and maintain a sufficient number of study sites, many of which may already be engaged in other clinical study programs, including some that may be for the same indications targeted by our product candidates;

■	our inability to obtain approval from institutional review boards to conduct a clinical study at their respective sites;

■	our inability to timely manufacture or obtain from third parties sufficient quantities of the product candidate required for a clinical study; and

■	difficulty in maintaining contact with patients after treatment, resulting in incomplete data.

Changes in regulatory requirements and guidance may also occur and we may need to amend clinical study protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit clinical study protocols to institutional review boards for re-examination, which may impact the costs, timing or successful completion of a clinical study.

If we are required to conduct additional clinical studies or other studies with respect to any of our product candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical studies or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining marketing approval for that product candidate, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals and we may not have sufficient funding to complete the testing and approval process. Significant clinical study delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products if and when approved. If any of this occurs, our business will be materially harmed.

If we are unable to establish a direct sales force in the United States, our business may be harmed.

We currently do not have an established sales organization and do not have a marketing or distribution infrastructure. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If our product candidates are approved by the FDA for commercial sale, we intend to market directly to physicians in the United States through our own sales force, and market and contract broadly to the payor communities, targeting approximately 7,000 of the highest-prescribing ophthalmic clinicians in the United States, and contracting with commercial and government payors, pharmacy benefit managers and other key stakeholders in the distribution channels. We will need to incur significant additional expenses and commit significant additional management resources to establish and train a sales force to market and sell our products. We may not be able to successfully establish these capabilities despite these additional expenditures.

Factors that may inhibit our efforts to successfully establish a sales force include:

■	our inability to compete with other pharmaceutical companies to recruit, hire, train and retain adequate numbers of effective sales and marketing personnel;

■	the inability of sales personnel to obtain access to adequate numbers of physicians to prescribe any future products; and

■	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

In the event we are unable to successfully market and promote our products, our business may be harmed.

We currently intend to explore the licensing of commercialization rights or other forms of collaboration outside of the United States, which will expose us to additional risks of conducting business in international markets.

The non-U.S. markets are an important component of our growth strategy. If we fail to obtain licenses or enter into collaboration arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

■

efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of product candidates;

■	changes in a specific country’s or region’s political and cultural climate or economic condition;

■	differing regulatory requirements for drug approvals internationally;

■	difficulty of effective enforcement of contractual provisions in local jurisdictions;

■	potentially reduced protection for intellectual property rights;

■	potential third-party patent rights in countries outside of the United States;

■	unexpected changes in tariffs, trade barriers and regulatory requirements;

■	economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets, including several countries in Europe;

■	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

■	the effects of applicable foreign tax structures and potentially adverse tax consequences;

■	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

■	workforce uncertainty in countries where labor unrest is more common than in the United States;

■

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

■	failure of our employees and contracted third parties to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act;

■	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

■	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

Failure can occur at any stage of clinical development. If the clinical studies for our product candidates are unsuccessful, we could be required to abandon development.

A failure of one or more clinical studies can occur at any stage of testing for a variety of reasons. The outcome of pre-clinical testing and early clinical studies may not be predictive of the success of later clinical studies, and interim results of a clinical study do not necessarily predict final results. In addition, adverse events may occur or other risks may be discovered in Phase 2 or Phase 3 clinical studies that will cause us to suspend or terminate our clinical studies. In some instances, there can be significant variability in safety and/or efficacy results between different studies of the same product candidate due to numerous factors, including changes in or adherence to study protocols, differences in size and type of the patient populations and the rate of dropout among clinical study participants. Our future clinical study results therefore may not be successful.

Flaws in the design of a clinical study may not become apparent until the clinical study is well-advanced. We have limited experience in designing clinical studies and may be unable to design and execute a clinical study to support regulatory approval. In addition, clinical studies of potential products often reveal that it is not practical or feasible to continue development efforts. Further, we have never submitted an NDA for any potential products.

We may voluntarily suspend or terminate our clinical studies if at any time we believe that they present an unacceptable risk to participants. Further, regulatory agencies, institutional review boards or data safety monitoring boards may at any time order the temporary or permanent discontinuation of our clinical studies or request that we cease using investigators in the clinical studies if they believe that the clinical studies are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants.

If the results of our Phase 2b or anticipated Phase 3 clinical studies for our product candidates do not achieve the primary efficacy endpoints or demonstrate expected safety, the prospects for approval of our product candidates would be materially and adversely affected. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical and clinical studies have failed to obtain marketing approval of their product candidates. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected adverse effects that prevented further development of the compound.

In addition to the circumstances noted above, we may experience numerous unforeseen events during, or as a result of, clinical studies that could cause our clinical studies to be delayed, suspended or terminated or could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

■

clinical studies of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical studies or implement a clinical hold;

■

the number of patients required for clinical studies of our product candidates may be larger than we anticipate, enrollment in these clinical studies may be slower than we anticipate or participants may drop out of these clinical studies at a higher rate than we anticipate;

■	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

■	regulators or institutional review boards may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective study site;

■	we may have delays in reaching or fail to reach agreement on acceptable clinical study contracts or clinical study protocols with prospective study sites;

■	we may have to suspend or terminate clinical studies of our product candidates for various reasons, including a finding that the participants are being exposed to health risks;

■	the cost of clinical studies of our product candidates may be greater than we anticipate;

■	the supply or quality of our product candidates or other materials necessary to conduct clinical studies of our product candidates may be insufficient or inadequate; and

■

our product candidates may have undesirable adverse effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the studies.

If we elect or are forced to suspend or terminate a clinical study of any of our product candidates, our commercial prospects will be harmed and our ability to generate product revenues may be delayed or eliminated.

Our product candidates may have undesirable adverse effects, which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen adverse effects from any of our product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. To date, the main tolerability finding of our two most advanced product candidates has been transient, mild to moderate transient hyperemia. In pre-clinical animal studies, there was evidence of cataract development observed in rabbits, however there has been no evidence of this observed in longer term studies in monkeys and there have been no signs of lens changes in human clinical studies carried out to date.

Any undesirable adverse effects that may be caused by our product candidates could interrupt, delay or halt clinical studies and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications, and in turn prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if any of our product candidates receives marketing approval and we or others later identify undesirable adverse effects caused by the product, we could face one or more of the following consequences:

■	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

■	regulatory authorities may withdraw their approval of the product;

■	we may be required to change the way that the product is administered, conduct additional clinical studies or change the labeling of the product;

■	we may be subject to litigation or product liability claims; and

■	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its sale.

If our competitors are able to develop and market products that are preferred over our products, our commercial opportunity will be reduced or eliminated.

The development and commercialization of new drug products is highly competitive. We face competition from established brand and generic pharmaceutical companies, as well as from academic institutions, government agencies and private and public research institutions, which may in the future develop products to treat patients with glaucoma. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical studies, obtaining regulatory approvals and marketing approved products than we do. Sucampo Pharmaceuticals, Inc. recently launched commercialization of Rescula, a twice daily dosed PGA, that is believed to reduce elevated IOP by increasing the outflow of aqueous humor through the TM. In addition, early-stage companies that are also developing glaucoma treatments may prove to be significant competitors, such as Amakem, which is developing a ROCK Inhibitor, and Inotek Pharmaceuticals, which is developing an adenosine receptor agonist. Other early-stage companies may also compete through collaborative arrangements with large and established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer adverse effects, are more convenient or are less expensive than our potential products. We expect that our ability to compete effectively will depend upon, among other things, our ability to:

■	successfully complete clinical studies and obtain all requisite regulatory approvals in a timely and cost-effective manner;

■	obtain and maintain patent protection for our products and otherwise prevent the introduction of generics of our products;

■	attract and retain key personnel;

■	build an effective selling and marketing infrastructure; and

■	obtain and sustain adequate reimbursement from third-party payors.

If our competitors market products that are more effective, safer or less expensive than our potential products or that reach the market sooner than our future products, if any, we may not achieve commercial success.

The commercial success of our potential products will depend upon the degree of market acceptance among physicians, patients, patient advocacy groups, healthcare payors and the medical community.

Our potential products may not gain market acceptance among physicians, patients, patient advocacy groups, healthcare payors and the medical community. There are a number of available therapies marketed for the treatment of glaucoma. Some of these drugs are branded and subject to patent protection, but most others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. The degree of market acceptance of our potential products will depend on a number of factors, including:

■	the market price, affordability and patient out-of-pocket costs of our potential products relative to other available products, which are predominantly generics;

■	the effectiveness of our potential products as compared with currently available products;

■	willingness by patients to stop using current products and adopt our potential products;

■	varying patient characteristics including demographic factors such as age, health, race and economic status;

■	changes in the standard of care for the targeted indications for any of our product candidates;

■	the prevalence and severity of any adverse effects;

■	limitations or warnings contained in a product candidate’s FDA-approved labeling;

■	limitations in the approved clinical indications for our product candidates;

■	relative convenience and ease of administration;

■	the strength of our selling, marketing and distribution capabilities;

■	the quality of our relationship with patient advocacy groups;

■	sufficient third-party coverage or reimbursement; and

■	potential product liability claims.

In addition, the potential market opportunity for our potential products is difficult to precisely estimate. Our estimates of the potential market opportunity for our potential products include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, independent sources have not verified all of our assumptions. If any of these assumptions proves to be inaccurate, then the actual market for our potential products could be smaller than our estimates of our potential market opportunity. If the actual market for our potential products is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability. If we fail to achieve market acceptance of our potential products in the United States and abroad, our revenue will be more limited and it will be more difficult to achieve profitability.

If we fail to obtain and sustain an adequate level of reimbursement for our potential products by third-party payors, potential future sales would be materially adversely affected.

The course of treatment for glaucoma patients includes primarily older drugs with generic pricing. By the time we expect to commercialize our product candidates, we believe many of the products for the treatment of glaucoma currently in the market will be available as generic brands. There will be no commercially viable market for our potential products without reimbursement from third-party payors, and any reimbursement policy may be affected by future healthcare reform measures. We cannot be certain that reimbursement will be available for our potential products or any other product candidate we develop. Additionally, even if there is a commercially viable market, if the level of reimbursement is below our expectations, our anticipated revenue and gross margins will be adversely affected.

Third-party payors, such as government or private healthcare insurers, carefully review and increasingly question and challenge the coverage of and the prices charged for drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Reimbursement rates may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. A current trend in the United States healthcare industry is toward cost containment. Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are questioning the coverage of, and challenging the prices charged for, medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues being lower than anticipated. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis.

We expect that private insurers will consider the efficacy, cost effectiveness, safety and tolerability of our potential products in determining whether to approve reimbursement for such products and at what level. Obtaining these approvals can be a time consuming and expensive process. Our business would be materially adversely affected if we do not receive approval for reimbursement of our potential products from private insurers on a timely or satisfactory basis. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. The Medicare program has taken the position that it can decide not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. Our business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to make such a determination and deny or limit the reimbursement of our potential products.

Reimbursement in the European Union must be negotiated on a country-by-country basis and in many countries the product cannot be commercially launched until reimbursement is approved. The negotiation process in some countries can exceed 12 months. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical study that compares the cost-effectiveness of our products to other available therapies.

If the prices for our potential products decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, our revenue, potential for future cash flows and prospects for profitability will suffer.

If we are found in violation of federal or state “fraud and abuse” laws or other healthcare laws and regulations, we may be required to pay a penalty and/or be suspended from participation in federal or state healthcare programs, which may adversely affect our business, financial condition and results of operation.

In the United States, we are subject to various federal and state healthcare “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state healthcare programs. The Federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the Federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payors, including government payors, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks have resulted in the submission of false claims to governmental healthcare programs. Under the Health Insurance Portability and Accountability Act of 1996, we are prohibited from knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

Many states have adopted laws similar to the Federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors. In addition, California and a few other states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. If we are found in violation of one of these laws, we could be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from governmental funded federal or state healthcare programs and the curtailment or restructuring of our operations. Were this to occur, our business, financial condition and results of operations and cash flows may be materially adversely affected.

Recently enacted and future legislation may increase the difficulty and cost of obtaining marketing approval of and commercializing our potential products and may affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our potential products, restrict or regulate post-marketing activities and affect our ability to profitably sell our potential products for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly by establishing Medicare Part D and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs under Medicare Part B. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class under the new Part D program. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and reimbursement rate that we receive for any of our approved products. While the Medicare Modernization Act only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. PPACA increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate amount for both branded and generic drugs and revised the definition of “average manufacturer price,” or AMP, which may also increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also expanded Medicaid drug rebates, which previously had been payable only on fee-for-service utilization, to Medicaid managed care utilization, and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the rebates due on those drugs. The Centers for Medicare and Medicaid Services, which administers the Medicaid Drug Rebate Program, also has proposed to expand Medicaid rebates to the utilization that occurs in the territories of the United States, such as Puerto Rico and the Virgin Islands. Further, beginning in 2011, PPACA imposed a significant annual fee on companies that manufacture or import branded prescription drug products and requires manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. For example, beginning in 2013, pharmaceutical companies will be required to track and report to the federal government certain payments made to physicians in the preceding year. We will not know the full effects of PPACA until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of PPACA, the new law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-marketing approval authority, including the authority to require post-marketing approval studies and clinical studies, labeling changes based on new safety information and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during product development, clinical studies and regulatory review, increased costs to ensure compliance with post-marketing approval regulatory requirements and potential restrictions on the sale and/or distribution of approved products.

Legislative and regulatory proposals have been introduced at both the state and federal level to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing approval testing and other requirements.

If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and our products could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Our product candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market approval information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and European Medicine Agency, or EMA, requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practice, or cGMP, requirements. As such, we and our potential future contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our potential products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, once approved, we may not promote our products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our potential products fail to comply with applicable regulatory requirements, a regulatory agency may:

■	issue warning letters;

■	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

■

require us or our potential future collaborators to enter into a consent decree of permanent injunction, which can include shutdown of manufacturing facilities, imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

■	impose other administrative or judicial civil or criminal penalties;

■	withdraw regulatory approval;

■	refuse to approve pending applications or supplements to approved applications filed by us, or our potential future collaborators;

■	impose restrictions on operations, including costly new manufacturing requirements; or

■	seize or detain products.

We may not be successful in our efforts to identify additional therapeutic opportunities for our potential product candidates or to expand our portfolio of products.

An element of our strategy is to maximize the commercial value of our potential product portfolio by exploring other therapeutic opportunities with Rho Kinase inhibition in ophthalmology, such as evaluating the potential for disease modification and neuroprotection in glaucoma, and pursuing new opportunities in the treatment of low tension glaucoma, pseudoexfoliation glaucoma and Fuch’s corneal dystrophy. We may also seek to commercialize a portfolio of new ophthalmic drugs in addition to our product candidates that we are currently developing.

Research programs to pursue the development of our product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

■	the research methodology used may not be successful in identifying potential indications and/or product candidates;

■	potential product candidates may on further study be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

■

it may take greater human and financial resources to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our product portfolio.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects.

Our product candidates are all designed to treat patients with glaucoma, and the success or failure of any one of our product candidates could impact sales of our other potential products in the future.

Our product candidates are designed to be once-daily dosed ROCK Inhibitor eye drops to be applied topically to lower IOP for the treatment of glaucoma through various mechanisms of action. Accordingly, increased sales for one of our potential products may negatively impact sales for our other potential products. Our commercialization strategy is unique for each of our product candidates. However, we cannot guarantee that cannibalization of sales among our potential product lines will not occur in the future. Because each of our product candidates are ROCK Inhibitor eye drops designed to treat patients with glaucoma, any challenges or failures with respect to any of these potential products could negatively impact sales or the public perception of our other potential products.

Risks Related to Our Financial Position and Need for Additional Capital

We currently have no source of revenue and may never become profitable.

We are a development-stage pharmaceutical company with a limited operating history. Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of our product candidates for the management of glaucoma and obtain the necessary regulatory approvals for our product candidates. We have never been profitable, have no products approved for commercial sale and to date have not generated any revenue from product sales. Even if we receive regulatory approval for our products for commercial sale, we do not know when such potential products will generate revenue, if at all. Our ability to generate product revenue depends on a number of factors, including our ability to:

■	successfully complete clinical development, and receive regulatory approval, for our product candidates;

■	set an acceptable price for our potential products and obtain adequate reimbursement from third-party payors;

■	obtain commercial quantities of our potential products at acceptable cost levels; and

■	successfully market and sell our potential products in the United States and abroad.

In addition, because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA or other regulatory authorities to perform studies in addition to those that we currently anticipate. Even if our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of these products.

Our ability to become and remain profitable depends on our ability to generate revenue. Even if we are able to generate revenues from the sale of our potential products, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have incurred net losses since inception and anticipate that we will continue to incur net losses for the foreseeable future.

We have incurred losses in each year since our inception in June 2005. Our losses were $15.0 million in 2012 and $13.0 million in 2011. As of December 31, 2012, we had a deficit accumulated during the development stage of $63.9 million.

Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or become commercially viable. We have devoted most of our financial resources to research and development, including our nonclinical development activities and clinical studies. To date, we have financed our operations primarily through the sale of convertible preferred stock and convertible debt. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any revenue.

We expect our research and development expenses to continue to be significant in connection with our ongoing and planned Phase 2 and Phase 3 clinical studies. In addition, if we obtain marketing approval for our product candidates, we expect to incur increased sales and marketing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have had and will continue to have a material adverse effect on our stockholders’ deficit, financial position, cash flows and working capital.

We will need to obtain additional financing to fund our operations and, if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We will need to obtain additional financing to fund our future operations, including the development and commercialization of our products. We will need to obtain additional financing to conduct additional studies for the approval of our drug candidates if requested by the regulatory bodies, and for the development of any additional product candidates we might acquire. Moreover, our fixed expenses such as rent, interest expense and other contractual commitments are substantial and are expected to increase in the future.

Our future funding requirements will depend on many factors, including, but not limited to:

■	the progress, timing, scope and costs of our clinical studies, including the ability to timely enroll patients in our planned and potential future clinical studies;

■	the time and cost necessary to obtain regulatory approvals that may be required by regulatory authorities;

■	our ability to successfully commercialize our product candidates;

■

the amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party reimbursement;

■	selling and marketing costs associated with our potential products, including the cost and timing of expanding our marketing and sales capabilities;

■	the terms and timing of any potential future collaborations, licensing or other arrangements that we may establish;

■	cash requirements of any future acquisitions and/or the development of other product candidates;

■	the costs of operating as a public company;

■	the time and cost necessary to respond to technological and market developments; and

■	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Until we can generate a sufficient amount of revenue, we may finance future cash needs through public or private equity offerings, license agreements, debt financings, collaborations, strategic alliances and marketing or distribution arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay or reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. In addition, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

We believe that the net proceeds from this offering, together with existing cash and cash equivalents, will be sufficient to fund our projected operating requirements for at least the next 12 months following the completion of this offering. Our forecast of the period of time through which our financial resources will be adequate to support our operating requirements is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on a number of assumptions that may prove to be wrong, and changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. Our inability to obtain additional funding when we need it could seriously harm our business.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our stockholders and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which would result in dilution to all of our stockholders or impose restrictive covenants that adversely impact our business. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2012 included elsewhere in this prospectus. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until and unless we receive regulatory approval of and successfully commercialize our product candidates. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a development stage company. We were incorporated and commenced active operations in the second quarter of 2005. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing our product candidates. We have not yet demonstrated our ability to successfully complete a Phase 3 clinical study, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a product development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate continued reliance on third-party manufacturers for the development and commercialization of our product candidates in accordance with manufacturing regulations.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We have no experience in drug formulation, and we lack the resources and the capabilities to manufacture our product candidates and potential products on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of product candidates and potential products for clinical studies or commercial purposes in the foreseeable future. We currently rely on third-party manufacturers, which primarily include Regis Technologies, Inc.

and Bausch & Lomb, Inc., to produce the active pharmaceutical ingredient and final drug product for our clinical studies, respectively. We manage such production with all our vendors on a purchase order basis in accordance with applicable master service and supply agreements. We do not have long-term agreements with any of these or any other third-party suppliers. To the extent we terminate our existing supplier arrangements in the future and seek to enter into arrangements with alternative suppliers, we might experience a delay in our ability to obtain our commercial supplies. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if and when they are approved. With respect to commercial production of our potential products in the future, we plan on outsourcing production of the active pharmaceutical ingredients and final product manufacturing if and when approved for marketing by the applicable regulatory authorities. This process is difficult and time consuming and we can give no assurance that we will enter commercial supply agreements with any contract manufacturers on favorable terms or at all.

Reliance on third-party manufacturers entails risks, including:

■

manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of their agreements with us;

■	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

■	the possible breach of the manufacturing agreement by the third party;

■	product loss due to contamination, equipment failure or improper installation or operation of equipment or operator error;

■	the failure of the third-party manufacturer to comply with applicable regulatory requirements; and

■	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

Our manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our product candidates and potential products could be interrupted, resulting in delays and additional costs. We may also have to incur other charges and expenses for products that fail to meet specifications and undertake remediation efforts.

If third-party manufacturers fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

Before a third party can begin commercial manufacture of our product candidates and potential products, contract manufacturers must obtain regulatory approval of their manufacturing facilities, processes and quality systems. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to initially pass federal, state or international regulatory inspections in a cost effective manner. If contract manufacturers are not approved by the FDA, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs.

In addition, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities, before and after product approval, and must comply with cGMP. Our contract manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. In addition, contract manufacturers’ failure to achieve and maintain high manufacturing standards in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury, product liability claims, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, we may also be subject to fines, unanticipated compliance expenses, recall or seizure of our products, product liability claims, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could materially adversely affect our financial results and financial condition.

Furthermore, changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, will require prior FDA review and/or approval of the manufacturing process and procedures in accordance with the FDA’s regulations, or comparable foreign requirements. This review may be costly and time consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time consuming. It is also possible that the FDA may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

Any collaboration arrangement that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential future product candidates outside of the United States. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so choose to enter into such arrangements, and the terms of the arrangements may not be favorable to us. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

We currently depend on third parties to conduct some of the operations of our clinical studies and other portions of our operations, and we may not be able to control their work as effectively as if we performed these functions ourselves.

We rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to oversee and conduct our clinical studies, and to perform data collection and analysis of our product candidates. We expect to rely on these third parties to conduct clinical studies of any other potential products that we develop. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our program. In addition, any CRO that we retain will be subject to the FDA’s regulatory requirements or similar foreign standards and we do not have control over compliance with these regulations by these providers. Our agreements with third-party service providers are on a study-by-study and project-by-project bases. Typically, we may terminate the agreements with notice and are responsible for the third party’s incurred costs. If any of our relationships with our third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. We also rely on other third parties to store and distribute drug supplies for our clinical studies. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our potential products, producing additional losses and depriving us of potential product revenue.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities, and we remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan, protocols for the study and the FDA’s standards, referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Pre-clinical studies must also be conducted in compliance with the Animal Welfare Act requirements. Managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers.

Furthermore, these third parties may produce or manufacture competing drugs or may have relationships with other entities, some of which may be our competitors. The use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols according to regulatory requirements or for other reasons, our financial results and the commercial prospects for our current product candidates or our other potential product candidates could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

If we fail to establish an effective distribution process our business may be adversely affected.

We do not currently have the infrastructure necessary for distributing pharmaceutical products to patients. We intend to contract with third-party logistics wholesalers to warehouse these products and distribute them to pharmacies. This distribution network will require significant coordination with our sales and marketing and finance organizations. Failure to secure contracts with wholesalers could negatively impact the distribution of our products, and failure to coordinate financial systems could negatively impact our ability to accurately report product revenue. If we are unable to effectively establish and manage the distribution process, the commercial launch and sales of our products will be delayed or severely compromised and our results of operations may be harmed.

Risks Related to Intellectual Property

We may not be able to protect our proprietary technology in the marketplace.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. Our success depends in large part on our ability and any future licensee’s ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We believe we have or will obtain through prosecution of our current pending patent applications, adequate patent protection for our proprietary drug technology. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, our business and financial prospects may be harmed. Without being able to protect the intellectual property that we own, other companies may be able to offer identical products for sale, which could materially adversely affect our competitive business position and harm our business prospects. Even when issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that we may have for our products.

The patent positions of pharmaceutical products are often complex and uncertain. The breadth of claims allowed in pharmaceutical patents in the United States and many jurisdictions outside of the United States is not consistent. For example, in many jurisdictions the support standards for pharmaceutical patents are becoming increasingly strict. Some countries prohibit method of treatment claims in patents. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or create uncertainty. In addition, publication of information related to our current product candidates and potential products may prevent us from obtaining or enforcing patents relating to these product candidates and potential products, including without limitation composition-of-matter patents, which are generally believed to offer the strongest patent protection.

As of April 30, 2013, we own six patents and have 24 pending patent applications in the United States and certain foreign jurisdictions relating to our product candidates. See “Business—Intellectual Property” included elsewhere in this prospectus for further information about our issued patents and patent applications.

Patents that we own or may license in the future do not necessarily ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

■	our patents may not be broad or strong enough to prevent competition from other products that are identical or similar to our product candidates;

■	there can be no assurance that the term of a patent can be extended under the provisions of patent term extension afforded by U.S. law or similar provisions in foreign countries, where available;

■	our allowed U.S. patent application and patents that we may obtain in the future may not prevent generic entry into the U.S. market for our AR-12286 and PG286 product candidates;

■

we do not at this time own or control a granted European patent or national phase patents in any European jurisdictions that would prevent generic entry into the European market for our AR-13324 product candidate;

■	we do not at this time own or control issued foreign patents outside of Europe that would prevent generic entry into those markets for our product candidates;

■	we may be required to disclaim part of the term of one or more patents;

■	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

■

there may be prior art of which we are aware, which we do not believe affects the validity or enforceability of a patent claim, but which, nonetheless, ultimately may be found to affect the validity or enforceability of a patent claim;

■	there may be other patents issued to others that will affect our freedom to operate;

■	if our patents are challenged, a court could determine that they are invalid or unenforceable;

■	there might be a significant change in the law that governs patentability, validity and infringement of our patents;

■	a court could determine that a competitor’s technology or product does not infringe our patents; and

■	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations or could be subject to compulsory licensing.

If we encounter delays in our development or clinical studies, the period of time during which we could market our potential products under patent protection would be reduced.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may seek to market generic versions of any approved products by submitting Abbreviated New Drug Applications, or ANDAs, to the FDA in which our competitors claim that our patents are invalid, unenforceable and/or not infringed. Alternatively, our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. In that regard, third parties may challenge our patents in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and potential products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

A significant portion of our intellectual property portfolio currently comprises pending patent applications that have not yet been issued as granted patents. If our pending patent applications fail to issue our business will be adversely affected.

Our commercial success will depend significantly on obtaining and maintaining patent protection for our product candidates, as well as successfully defending our current and future patents against third-party challenges. As of April 30, 2013, we own six patents and have 24 pending patent applications in the United States and certain foreign jurisdictions relating to our product candidates. See “Business—Intellectual Property” included elsewhere in this prospectus for further information about our issued patents and patent applications. Our issued patents include a U.S. patent covering our AR-13324 product candidate and German, United Kingdom, French, Spanish and Italian patents covering our AR-12286 and PG286 product candidates. The remainder of our portfolio is made up of pending patent applications that have not yet been issued by the Patent Office of the United States or any other jurisdiction.

There can be no assurance that our pending patent applications will result in issued patents in the United States or in foreign jurisdictions. Even if the patents do successfully issue, there can be no assurance that a third party will not challenge their validity or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our products.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing or increase the costs of commercializing our products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our product candidates or potential products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe.

Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our product candidates or potential products infringe. For example, pending applications may exist that provide support and claim or can be amended to claim subject matter that our product candidates or potential products infringe. For example, competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional, or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover our product candidates.

Third parties may assert that we are employing their proprietary technology without authorization and may sue us for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect our results of operations and divert the attention of managerial and scientific personnel. If we are sued for patent infringement, we would need to demonstrate that our product candidates, potential products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover our products or their use, the holders of any of these patents may be able to block our ability to commercialize our products unless we acquire or obtain a license under the applicable patents or until the patents expire. We may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to claims that we or our employees have misappropriated the intellectual property, including trade secrets, of a third party, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities, biotechnology companies or other pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the intellectual property and other proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed such intellectual property, including trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but litigation may be necessary in the future to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. However, any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets. Accordingly, these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Further, the FDA, as part of its Transparency Initiative, a proposal by the FDA to increase disclosure and make data more accessible to the public, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with our products or cause additional, material adverse effects upon our competitive business position and financial results.

Any lawsuits relating to infringement of intellectual property rights necessary to defend ourselves or enforce our rights will be costly and time consuming and may adversely impact the price of our common stock.

Our ability to defend our intellectual property may require us to initiate litigation to enforce our rights or defend our activities in response to alleged infringement of a third party. These lawsuits can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry generally. Such litigation or proceedings could substantially increase our operating expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are resolved. Further, any claims we assert against a perceived infringer could provoke these parties to assert counterclaims against us alleging that we have infringed their patents. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

In addition, our patents and patent applications could face other challenges, such as interference proceedings, opposition proceedings, re-examination proceedings, and other forms of post-grant review. In the United States, for example, post-grant review has recently been expanded. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert our management and scientific personnel’s time and attention.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the market price of our common stock.

We will need to obtain FDA approval of any proposed product names, and any failure or delay associated with such approval may adversely affect our business.

Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the United States Patent and Trademark Office, or USPTO. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product names, we may be required to adopt an alternative name for our product candidates. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If we do not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation extending the terms of our patents and obtaining data exclusivity for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval for our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA.

The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain earlier approval of competing products, and our ability to generate revenues could be materially adversely affected.

Risks Related to Our Business Operations and Industry

We depend upon our key personnel and our ability to attract and retain employees.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. We are highly dependent on our senior management team and our scientific founders, as well as the other principal members of our management and scientific teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. The loss of the services of any member of our senior management or scientific team or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are currently a small company with 22 employees as of April 30, 2013. In order to commercialize our potential products, we will need to substantially increase our operations. We plan to continue to build our compliance, financial and operating infrastructure to ensure the maintenance of a well-managed company. We expect to expand our employment base to approximately 200 when we are in the full commercial stages of our current potential products’ life cycle.

Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. In addition, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our future financial performance and our ability to commercialize our potential products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

■	manage our clinical studies and the regulatory process effectively;

■	manage the manufacturing of product candidates and potential products for clinical and commercial use;

■	integrate current and additional management, administrative, financial and sales and marketing personnel;

■	develop a marketing and sales infrastructure;

■	hire new personnel necessary to effectively commercialize our product candidates;

■	develop our administrative, accounting and management information systems and controls; and

■	hire and train additional qualified personnel.

Product candidates that we may acquire or develop in the future may be intended for patient populations that are large. In order to continue development and marketing of these product candidates, if approved, we would need to significantly expand our operations. Our staff, financial resources, systems, procedures or controls may be inadequate to support our operations and our management may be unable to manage successfully future market opportunities or our relationships with customers and other third parties.

If we engage in acquisitions in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may attempt to acquire businesses, technologies, services, products or product candidates in the future that we believe are a strategic fit with our business. We have no present agreement regarding any material acquisitions. However, if we do undertake any acquisitions, the process of integrating an acquired business, technology, service, products or product candidates into our business may result in unforeseen operating difficulties and expenditures, including diversion of resources and management’s attention from our core business. In addition, we may fail to retain key executives and employees of the companies we acquire, which may reduce the value of the acquisition or give rise to additional integration costs. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, actual or contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results. In addition, we may fail to realize the anticipated benefits of any acquisition.

Our business is affected by macroeconomic conditions.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and foreign currency exchange rates and overall economic conditions and uncertainties, including those resulting from the current and future conditions in the global financial markets. For instance, if inflation or other factors were to significantly increase our business costs, it may not be feasible to pass through price increases to patients. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments and our ability to liquidate our investments in order to fund our operations.

Interest rates and the ability to access credit markets could also adversely affect the ability of patients, payors and distributors to purchase, pay for and effectively distribute our products. Similarly, these macroeconomic factors could affect the ability of our potential future contract manufacturers, sole-source or single-source suppliers or licensees to remain in business or otherwise manufacture or supply product. Failure by any of them to remain in business could affect our ability to manufacture products.

If product liability lawsuits are successfully brought against us, our insurance may be inadequate and we may incur substantial liability.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates. We will face an even greater risk if we commercially sell our potential products or any other product candidate that we develop. We maintain primary product liability insurance and excess product liability insurance that cover our clinical studies, and we plan to maintain insurance against product liability lawsuits for commercial sale of our potential products. Historically, the potential liability associated with product liability lawsuits for pharmaceutical products has been unpredictable. Although we believe that our current insurance is a reasonable estimate of our potential liability and represents a commercially reasonable balancing of the level of coverage as compared to the cost of the insurance, we may be subject to claims in connection with our clinical studies and, in the future, commercial use of our potential products, for which our insurance coverage may not be adequate, and the cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial.

For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

■	reduced resources of our management to pursue our business strategy;

■	decreased demand for our product candidates or products that we may develop;

■	injury to our reputation and significant negative media attention;

■	withdrawal of clinical study participants;

■	termination of clinical study sites or entire study programs;

■	initiation of investigations by regulators;

■	product recalls, withdrawals or labeling, marketing or promotional restrictions;

■	significant costs to defend resulting litigation;

■	diversion of management and scientific resources from our business operations;

■	substantial monetary awards to study participants or patients;

■	loss of revenue; and

■	the inability to commercialize any products that we may develop.

We will need to increase our insurance coverage if and when we begin selling our product candidates if and when they receive marketing approval. However, the product liability insurance we will need to obtain in connection with the commercial sales of our product candidates if and when they receive regulatory approval may be unavailable in meaningful amounts or at a reasonable cost. In addition, insurance coverage is becoming increasingly expensive. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates if and when they obtain marketing approval, which could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Additionally, we do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our financial position, cash flows and results of operations.

Business interruptions could delay us in the process of developing our products and could disrupt our sales.

Our headquarters is located in Bedminster, New Jersey and our research and development facility is located in Research Triangle Park, North Carolina. We are vulnerable to natural disasters, such as severe storms and other events that could disrupt our operations. We do not carry insurance for natural disasters and we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our business operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical study data from completed or ongoing or planned clinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and

non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of conduct prior to completion of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. Although we expect that our common stock will be approved for listing on the NASDAQ Global Market, if an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or above the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, and the value of our common stock may decrease from the initial public offering price.

The trading price of our common stock is likely to be volatile, and you can lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

■	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

■	announcements of therapeutic innovations or new products by us or our competitors;

■	adverse actions taken by regulatory agencies with respect to our clinical studies, manufacturing supply chain or sales and marketing activities;

■	any adverse changes to our relationship with manufacturers or suppliers;

■	the results of our testing and clinical studies;

■	the results of our efforts to acquire or license additional product candidates;

■	variations in the level of expenses related to our existing product candidates or pre-clinical and clinical development programs;

■	any intellectual property infringement actions in which we may become involved;

■	announcements concerning our competitors or the pharmaceutical industry in general;

■	achievement of expected product sales and profitability;

■	manufacture, supply or distribution shortages;

■	actual or anticipated fluctuations in our quarterly or annual operating results;

■	changes in financial estimates or recommendations by securities analysts;

■	trading volume of our common stock;

■	sales of our common stock by us, our executive officers and directors or our stockholders in the future;

■	general economic and market conditions and overall fluctuations in the U.S. equity markets;

■	changes in accounting principles; and

■	the loss of any of our key scientific or management personnel.

In addition, the stock market in general, and the NASDAQ Global Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. Further, the current decline in the financial markets and related factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our principal stockholders, executive officers and directors own a significant percentage of our common stock and will be able to exert a significant control over matters submitted to our stockholders for approval.

After this offering, our officers and directors, and stockholders who own more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own approximately     % of our common stock (after giving effect to the conversion of all outstanding shares of our convertible preferred stock and outstanding notes, but assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no exercise of outstanding warrants).

This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. As a result, these stockholders, if they acted together, could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders may be able to determine all matters requiring stockholder approval. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders. This may also prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the assumed initial public offering price of $         per share, and our pro forma net tangible book value as of December 31, 2012. In addition, as of December 31, 2012, options to purchase 7,771,003 shares of our common stock at a weighted average exercise price of $0.2778 per share were outstanding under our 2005 Plan, as well as warrants to purchase              shares. See “Description of Capital Stock—Warrants.” The exercise of these options or warrants would result in additional dilution. This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and warrants and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.

As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, see “Dilution” included elsewhere in this prospectus.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering, we will have              outstanding shares of common stock based on the number of shares outstanding as of December 31, 2012, assuming we sell              shares in this offering. Subject to limitations, approximately              shares will become eligible for sale upon expiration of the lockup period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of an aggregate of              shares of our common stock, including shares underlying options and warrants of such holders, will have rights, subject to certain conditions such as the 180-day lock-up arrangement described above, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the use of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure of our management to use these funds effectively could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not intend to declare cash dividends on our shares of common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, only appreciation of the price of our common stock, if any, will provide a return to investors in this offering.

Our ability to use our net operating loss carry-forwards may be limited.

As of December 31, 2012, we had net operating losses of approximately $60.8 million, which may be utilized against future federal and state income taxes. These net operating losses will begin to expire at various dates beginning in 2024, if not utilized. If we experience an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, we may be subject to annual limits on our ability to utilize net operating loss carry-forwards. An ownership change is, as a general matter, triggered by sales or acquisitions of our stock in excess of 50% on a cumulative basis during a three-year period by persons owning 5% or more of our total equity value. We are not currently subject to any annual limits on our ability to utilize net operating loss carry-forwards. Our deferred tax assets have been fully offset by a valuation allowance as of December 31, 2012.

The requirements associated with being a public company will require significant company resources and management attention.

Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the securities exchange on which our common stock is traded, and other applicable securities rules and regulations. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the NASDAQ Global Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy. We have made, and will continue to make, changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives. Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly challenging regulatory environment. Once we no longer qualify as an EGC under the JOBS Act, we will be required to comply with the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and the related rules and regulations of the Securities and Exchange Commission, or SEC, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC and we will be required to disclose material changes made in our internal controls and procedures on a quarterly basis. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act, because we are taking advantage of the exemptions contained in the JOBS Act.

To build the infrastructure to allow us to assess the effectiveness of our internal control over financial reporting, we will need to hire additional accounting personnel and improve our accounting systems, disclosure policies, procedures and controls. We are currently in the process of:

■	hiring additional accounting and financial staff with appropriate public company experience;

■	initiating our plans to establish an internal audit group;

■	initiating our plans to upgrade our computer systems, including hardware and software;

■	establishing more robust policies and procedures; and

■	enhancing internal controls and our financial statement review process.

If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

■

the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

■

the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

■

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Securities Exchange Act of 1934, and instead provide a reduced level of disclosure concerning executive compensation; and

■	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of the first fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” For example, we have irrevocably elected under Section 107 of the JOBS Act not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our bylaws that will become effective following the closing of this offering, as well as provisions of the Delaware General Corporation Law, or DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

■	establishing a classified board of directors such that not all members of the board are elected at one time;

■	allowing the authorized number of our directors to be changed only by resolution of our board of directors;

■	limiting the removal of directors by the stockholders;

■	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

■	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

■	eliminating the ability of stockholders to call a special meeting of stockholders;

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

■	requiring the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our by-laws.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER DATA

This prospectus includes forward-looking statements. We may, in some cases, use terms such as “predicts,” “believes,” “potential,” “continue,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things:

■	the success, timing and cost of our ongoing clinical studies and anticipated Phase 3 studies, including statements regarding the timing of completion of the studies;

■	the timing of and our ability to obtain and maintain FDA or other regulatory authority approval of, or other action with respect, to our product candidates;

■	the commercial launch and potential future sales of our current or any other future product candidates;

■	our commercialization, marketing and manufacturing capabilities and strategy;

■	third-party payor reimbursement for our product candidates;

■	our estimates regarding anticipated capital requirements and our needs for additional financing;

■	our expectations regarding the clinical effectiveness of our product candidates;

■	the glaucoma patient market size and the rate and degree of market adoption of our product candidates by physicians and patients;

■	the timing, cost or other aspects of the commercial launch of our product candidates;

■	our plans to pursue development of our product candidates for additional indications and other therapeutic opportunities;

■	the potential advantages of our product candidates;

■	our ability to protect our proprietary technology and enforce our intellectual property rights;

■	our expectations related to the use of proceeds from this offering; and

■	our expectations regarding licensing, acquisitions and strategic operations.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on regulatory approvals and economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

We obtained the industry and market data in this prospectus from our own internal estimates and research as well as from publicly available industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we believe the market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, information relating to projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of              shares of common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $         million ($         million if the underwriters’ option to purchase additional shares is exercised in full). This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

We anticipate that the net proceeds from this offering will be used as follows:

■	approximately $ million for ongoing clinical costs for our product candidates;
■	approximately $ million for non-clinical and other research and development costs related to our product candidates; and

■	the remainder for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our clinical studies and development efforts, as well as any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after the deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

DIVIDEND POLICY

In October 2012, we formed a wholly-owned entity and contributed certain non-core, non-competitive intellectual property, including an exclusive license for our intellectual property for non-ophthalmic indications, and $0.1 million in cash for initial funding. Our board of directors declared a dividend and distributed 100% of this entity’s equity interests to our stockholders and warrant holders of record as of September 6, 2012. The $0.1 million of cash included in the transaction was recorded as a cash dividend, as further explained in Note 13 of our financial statements appearing elsewhere in this prospectus.

We have not declared or paid any other cash dividends on our capital stock since our inception. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, only appreciation of the price of our common stock, if any, will provide a return to investors in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2012:

■	on an actual basis;

■

on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock and the expected conversion of all of our outstanding notes and accrued interest thereon, in each case immediately prior to the closing of this offering, into an aggregate of              shares of our common stock assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus; and

■

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	AS OF DECEMBER 31, 2012
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (1)(2)
		(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$2,925	$	$

Notes payable, net of discount—related parties (3)	2,331
Warrants liability—related parties	2,456
Convertible preferred stock, $0.001 par value, 82,672,609 shares authorized:
Series A-1—2,000,000 shares authorized; 2,000,000 shares issued and outstanding	1,000
Series A-2—10,010,029 shares authorized; 10,000,000 shares issued and outstanding	10,000
Series A-3—22,479,476 shares authorized; 20,979,476 shares issued and outstanding	20,979
Series A-4—5,683,404 shares authorized; 4,895,904 shares issued and outstanding	4,606
Series B—42,500,000 shares authorized; 22,727,273 shares issued and outstanding	24,313
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 100,000,000 shares authorized; 4,824,399 and 4,759,864 shares issued and outstanding, actual; shares authorized; shares issued and outstanding, pro forma; and shares authorized; shares issued and outstanding, pro forma as adjusted	5
Additional paid-in capital	—
Deficit accumulated during the development stage	(63,924)

Total stockholders’ equity (deficit)	(63,919)

Total capitalization	$1,766	$	$

(1)

A $1.00 increase in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable upon expected conversion of the outstanding notes by              shares. A $1.00 decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the number of shares of our common stock issuable upon expected conversion of the outstanding notes and accrued interest thereon by              shares.

(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

In March 2013, we issued an additional $3.0 million aggregate principal amount of notes to related parties and intend to issue an additional $9.0 million in aggregate principal amount of notes prior to the completion of the offering. Refer to Note 15 to the financial statements appearing elsewhere in this prospectus.

The table above does not include:

■	7,771,003 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2012 under our 2005 Plan, having a weighted average exercise price of $0.2778 per share;

■

             shares of common stock reserved for future issuance under our 2013 Plan, which will become effective upon the pricing of this offering (including              shares of common stock that were added from the 2005 Plan, which will terminate immediately upon the pricing of this offering so that no further awards may be granted under the 2005 Plan), as well as any future increases in the number of shares of common stock reserved for issuance under this plan; and

■	shares of common stock issuable upon the exercise of warrants expected to remain outstanding upon completion of this offering. See “Description of Capital Stock—Warrants.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon closing of this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of December 31, 2012 was approximately $(63.9) million, or $(13.25) per share, based on 4,824,399 shares of common stock outstanding as of December 31, 2012.

On a pro forma basis, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into              shares of our common stock and the expected conversion of all of our outstanding notes and accrued interest thereon, in each case immediately prior to the closing of this offering, our net tangible book value as of December 31, 2012 would have been approximately $         million, or approximately $         per share of our pro forma outstanding common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our receipt of approximately $         million of estimated net proceeds (after deducting underwriter discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2012 would have been $         million, or $         per share. This amount represents an immediate increase in net tangible book value of $         per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $         per share of our common stock to new investors purchasing shares of common stock in this offering.

The following tables illustrate this dilution on a per share basis:

Assumed initial public offering price per share		$

Historical net tangible book value per share	$(13.25)
Increase attributable to the conversion of the preferred stock

Pro forma net tangible book value per share before this offering
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of              shares in the number of shares offered by us, together with concurrent $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (a) would increase our pro forma as adjusted net tangible book value as of December 31, 2012 by approximately $         million and (b) would also increase the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Conversely, a decrease of              shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (a) would decrease our

pro forma as adjusted net tangible book value as of December 31, 2012 by approximately $         million and (b) would also decrease the pro forma as adjusted net tangible book value per share after this offering and the dilution in net tangible book value per share to new investors by $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.

The following table summarizes, as of December 31, 2012, giving effect to the pro forma adjustment noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriter discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
(in thousands, except share and per share data)
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors			%			%

Total		100%		$	100%		$

The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

■	7,771,003 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2012 under our 2005 Plan, having a weighted average exercise price of $0.2778 per share;

■

             shares of common stock reserved for future issuance under our 2013 Plan, which will become effective upon the pricing of this offering (including              shares of common stock that were added from the 2005 Plan, which will terminate immediately upon the pricing of this offering so that no further awards may be granted under the 2005 Plan), as well as any future increases in the number of shares of common stock reserved for issuance under this plan; and

■	shares of common stock issuable upon the exercise of warrants expected to remain outstanding upon completion of this offering. See “Description of Capital Stock—Warrants.”

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, which amount represents an immediate increase in pro forma net tangible book value of $         per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $         per share of our common stock to new investors purchasing shares of common stock in this offering.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data for the periods and as of the dates indicated. You should read the following selected financial data in conjunction with our audited financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the following statements of operations and comprehensive loss data for the years ended December 31, 2012 and 2011 and for the period from inception (June 22, 2005) to December 31, 2012 (required to be included since we are a development stage company), and the balance sheet data as of December 31, 2012 and 2011 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	YEARS ENDED DECEMBER 31,			THE PERIOD FROM JUNE 22, 2005 (INCEPTION) TO DECEMBER 31, 2012

	2012		2011
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Expenses:
General and administrative		$(5,020)	$(3,521)	$(19,897)
Research and development		(9,273)	(10,695)	(43,149)

Loss from operations		(14,293)	(14,216)	(63,046)
Other income (expense), net		(685)	1,249	(742)

Net loss		$(14,978)	$(12,967)	$(63,788)

Comprehensive loss		$(14,978)	$(12,967)	$(63,788)

Net loss attributable to common stockholders—basic and diluted (1)		$(15,643)	$(13,419)	$(64,959)

Net loss per share attributable to common stockholders—basic and diluted (2)		$(3.28)	$(2.90)

Weighted-average number of common stock used in net loss per share attributable to common stockholders—basic and diluted (2)		4,773,476	4,628,125

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (3)	$

Weighted-average number of common stock used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (3)

(1)

Net loss attributable to common stockholders reflects the accretion on convertible preferred stock and, where applicable, preferred stock dividends. See Note 2 in our financial statements appearing elsewhere in this prospectus for further information.

(2)

See Note 2 to our financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common stock attributable to common stockholders and the number of shares used in the computation of the per share amounts.

(3)

The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, assume the automatic conversion of all our outstanding shares of convertible preferred stock as of December 31, 2012, into an aggregate of 60,602,653 shares of our common stock and the expected conversion of the outstanding notes and accrued interest thereon into an aggregate of              shares of our common stock assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

	DECEMBER 31,
	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,925	$15,068
Total assets	3,219	15,458
Accounts payable and other current liabilities	1,437	2,709
Notes payable and accrued interest thereon	3,016	—
Warrants liability—related parties	2,456	1,098
Convertible preferred stock	60,898	60,348
Total stockholders’ deficit	(63,919)	(48,697)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a clinical-stage pharmaceutical company focused on the discovery, development and commercialization of first-in-class therapies for the treatment of patients with glaucoma and other diseases of the eye. We expect to complete Phase 2b development on our two most advanced product candidates in the late second to third quarter of 2013. We are focused on glaucoma because we believe there are opportunities to improve the treatment of the disease.

Our product candidates are eye drops that are topically applied once daily. Each product candidate may have applicability, either alone or in combination with other drugs, as ophthalmologists determine the optimal treatment regimen for their patients. AR-12286 is a ROCK Inhibitor that is designed to lower IOP by increasing outflow through the eye’s primary drain and by targeting the diseased tissue. We are predominately developing AR-12286 to be used in combination with other topical therapies as a second-line treatment. PG286 is a fixed dose combination consisting of AR-12286 and travoprost, a commonly prescribed PGA. PG286 is designed to lower IOP by increasing outflow through the main drain through the action of AR-12286, as well as increasing secondary drain outflow through the action of the PGA. We are developing PG286 to provide patients with the ability to treat their disease through both outflow mechanisms with the convenience of a single, once-daily eye drop. We anticipate PG286 will be used as a first- and/or second-line treatment. Our pipeline also includes AR-13324, a dual action inhibitor of both Rho Kinase and NET.

We are a development stage company and have incurred net losses since our inception in June 2005. Our operations to date have been limited to research and development and raising capital. Through December 31, 2012, we have raised net cash proceeds of $63.5 million from the sale of $43.8 million of convertible preferred stock and $19.7 million of convertible notes. Subsequent to their issuance, $16.2 million of convertible notes converted into shares of convertible preferred stock and $0.5 million in cash payments. To date, we have not generated any revenue and have primarily financed our operations through the private placement of our equity securities and issuance of convertible promissory notes. As of December 31, 2012, we had a deficit accumulated during the development stage of $63.9 million. We recorded annual net losses of $15.0 million in 2012 and $13.0 million in 2011. We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on completing the development and obtaining regulatory approval and preparing for potential commercialization of our product candidates.

We expect our research and development expenses to increase if and when we initiate Phase 3 clinical studies for our product candidates and pursue regulatory approval. As we prepare for commercialization, we will likely incur significant commercial, sales, marketing and outsourced manufacturing expenses. Upon completion of this offering, we also expect to incur additional expenses associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses at least for the next several years. We do not expect to generate product revenue unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates.

We anticipate that we will use approximately $         million of the net proceeds from this offering for ongoing clinical costs for our product candidates and approximately $         million for non-clinical and other research and development costs related to our product candidates. The remainder of the proceeds of this offering will be used for working capital and general corporate purposes. We expect that these funds will not be sufficient to enable us to complete all necessary development or commercially launch any potential product candidates. Accordingly, we will be required to obtain further funding through other public offerings, debt financing, collaboration and licensing arrangements or other sources. Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Financial Overview

Revenue

We have not generated any revenue from the sale of any products, and we do not expect to generate any revenue unless or until we obtain marketing approval of and commercialize our products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and stock-based compensation for all officers and employees in general management, finance and administration. Other significant expenses include facilities expenses and professional fees for accounting and legal services. We expect that our general and administrative expenses will increase with the continued advancement of our product candidates and with the increased legal, compliance, accounting and investor relations expenses we will have as we begin to operate as a public company after the completion of this offering. We expect these increases will likely include increased expenses for insurance, expenses related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants.

Research and Development Expenses

Since our inception, we have focused on our development programs. Research and development expenses consist primarily of costs incurred for the research and development of our pre-clinical and clinical candidates, which include:

■	employee-related expenses, including salaries, benefits, travel and stock-based compensation expense for research and development personnel;

■	expenses incurred under agreements with CROs, contract manufacturing organizations and consultants that conduct clinical and pre-clinical studies;

■	costs associated with pre-clinical activities and development activities;

■	costs associated with regulatory operations; and

■	depreciation expense.

We expense research and development costs to operations as incurred. The costs for certain development activities, such as clinical studies, are recognized based on the terms of underlying agreements as well as an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations along with additional information provided to us by our vendors.

Expenses relating to activities, such as manufacturing and stability and toxicology studies, that are supportive to the product candidate itself, are classified as direct non-clinical. Expenses relating to clinical studies and similar activities, including costs associated with CROs, are classified as direct clinical. Expenses relating to activities that support more than one development program or activity such as salaries, stock-based compensation and depreciation are not allocated to direct clinical or non-clinical expenses and are separately classified as “unallocated.” From inception through December 31, 2012, we have incurred approximately $43.1 million in research and development expenses. The following table shows our research and development expenses by type of activity for the years ended December 31, 2012 and 2011.

	YEARS ENDED DECEMBER 31,
	2012	2011
	(in thousands)
Direct non-clinical	$4,630	$7,484
Direct clinical	2,468	1,023
Unallocated	2,175	2,188

Total research and development expenses	$9,273	$10,695

Research and development activities associated with the discovery and development of new drugs and products for the treatment of diseases of the eye are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical studies. We expect our research and development expenses to increase if Phase 2b studies results are successful and we initiate Phase 3 clinical studies for our product candidates, or if the FDA requires us to conduct additional studies for approval.

Our research and development expenditures are subject to numerous uncertainties in timing and cost to completion. Development timelines, the probability of success and development expenses can differ materially from expectations. The cost of clinical studies may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others, the following:

■	number of studies required for approval;

■	number of sites included in the studies;

■	length of time required to enroll suitable patients;

■	number of patients that participate in the studies;

■	drop-out or discontinuation rates of patients;

■	duration of patient follow-up;

■	costs related to compliance with regulatory requirements;

■	number and complexity of analyses and tests performed during the study;

■	phase of development of the product candidate; and

■	efficacy and safety profile of the product candidate.

Our expenses related to clinical studies are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with research institutions, consultants and CROs that conduct and manage clinical studies on our behalf. We generally accrue expenses related to clinical studies based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If future timelines or contracts are modified based upon changes in the clinical study protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis. Historically, such modifications have not been material.

As a result of the uncertainties discussed above, we are unable to determine with certainty the duration and completion costs of our development programs or precisely when and to what extent we will receive revenue from the commercialization and sale of our products. We may never succeed in achieving regulatory approval for one or more of our product candidates. The duration, costs and timing of clinical studies and development of our product candidates will depend on a variety of factors, including the uncertainties of future pre-clinical and clinical studies, uncertainties in the clinical study enrollment rate and changing government regulation. In addition, the probability of success for each product candidate will depend on numerous factors, including efficacy and tolerability profiles, competition, manufacturing capability and commercial viability.

Other Income (Expense), Net

Interest income consists of interest earned on our cash and cash equivalents and is not considered significant to our financial statements. We expect our interest income to increase following this offering as we invest the net proceeds from this offering pending their use in our operations.

Interest expense in 2012 and 2011 consisted primarily of non-cash interest costs related to changes in the fair value of our warrants liability arising from the stock purchase warrants described in Note 10 of our financial statements appearing elsewhere in this prospectus. Interest expense in 2011 consists of interest accrued under existing convertible notes, amortization of debt discounts and non-cash interest costs related to changes in the fair value of the warrants issued in connection with the notes.

Accretion of Convertible Preferred Stock

Shares of our convertible preferred stock were initially recorded on our balance sheet at their cost, less associated issuance costs. Series A-1, A-2 and A-3 of our convertible preferred stock are fully accreted as of December 31, 2012.

Our Series A-4 Convertible Preferred Stock issued on February 23, 2011, resulting from the conversion of the notes issued in 2010, was recorded at fair value. The difference between redemption and initial carrying value of $1.3 million is being ratably accreted over the period from February 23, 2011 until the earliest redemption date, which is August 17, 2015. Accretion amounted to $0.3 million and $0.5 million for the year ended December 31, 2012 and for the period from February 23, 2011 to December 31, 2012, respectively.

Series B Convertible Preferred Stock issued on February 23, 2011 was recorded at fair value net of $1.2 million of issuance costs, which is being ratably accreted over the period from February 23, 2011 until the earliest redemption date, which is August 17, 2015. Accretion amounted to $0.3 million and $0.5 million for the year ended December 31, 2012 and for the period from February 23, 2011 to December 31, 2012, respectively.

The composition of our convertible preferred stock is further described in Note 8 to our financial statements appearing elsewhere in this prospectus.

Debt Discounts

Our notes payable were issued with warrant coverage. We recorded notes payable on our balance sheet net of a discount equal to the estimated fair value of the associated warrant instrument. The discount is amortized ratably through interest expense over the term of the associated notes. Refer to Note 2 to our financial statements appearing elsewhere in this prospectus.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures. We evaluate our estimates and judgments on an ongoing basis. Significant estimates include assumptions used in the determination of the fair value measurement of stock purchase warrants, stock-based compensation and certain research and development expenses. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus. The following accounting policies are the most critical in fully understanding and evaluating our reported financial results and affect significant judgments and estimates that we use in the preparation of our financial statements.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable vendor personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued expenses include:

■	fees paid to CROs in connection with clinical studies; and

■	fees paid to investigative sites in connection with clinical studies.

We accrue our expenses related to clinical studies based on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct research activities and/or manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical study milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. Although we do not currently anticipate the future settlement of existing accruals to differ materially from our estimates, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low for any period. There have been no material changes in estimates for the periods presented.

Fair Value Measurements

We record certain financial assets and liabilities at fair value in accordance with the provisions of ASC Topic 820 on fair value measurements. As defined in the guidance, fair value, defined as an exit price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

■	Level 1—Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

■	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

■	Level 3—Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Our material financial instruments at December 31, 2012 and 2011 consisted primarily of cash and cash equivalents, other current assets, accounts payable, accrued expenses, long-term debt and stock purchase warrant liabilities. The fair value of cash and cash equivalents, other current assets, accounts payable, accrued expenses and notes approximate their respective carrying values due to the short-term nature of these instruments. We have determined the stock purchase warrants liability to be Level 3 fair value. See Note 10 to our financial statements appearing elsewhere in this prospectus.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees ratably over the requisite service period, which in most cases is the vesting period of the award for employees, based on the estimated fair value of the awards on the date of grant. Compensation expense for options granted to non-employees is determined as the fair value of consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of the awards granted to non-employees is re-measured each period until the related service is complete.

Stock-based compensation expense was $0.4 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Determining the appropriate fair value measurement of stock-based awards requires the use of subjective assumptions. In the absence of a public trading market for our common stock, we conducted periodic assessments of the valuation of our common stock. These assessments were completed on an annual basis. In connection with our December 31, 2012 valuation of our common stock and in preparation of this initial public offering, we completed a retrospective valuation for the first three quarters in 2012, as described below in Common Stock Valuation. The determination of the fair value measurement of options using the Black-Scholes option pricing model is affected by our estimated common stock fair values as well as assumptions regarding the number of other subjective variables. These other variables include the expected term of the options, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends.

We estimated the fair value of stock options at the grant date using the following assumptions:

■	Fair Value of our Common Stock. Since no public market exists for our stock, we must estimate its fair value, as discussed in Common Stock Valuations below.

■

Volatility. As we do not have a trading history for our common stock, we utilize data from a representative group of publicly traded companies to estimate expected stock price volatility. We selected representative companies from the pharmaceutical industry with similar characteristics to us, including stage of product development and therapeutic focus.

■

Expected Term. We used the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, as we do not have sufficient historical exercise and post-vesting termination data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees.

■	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected time to liquidity.

■

Forfeiture. Forfeitures are estimated such that we only recognize expense for the shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates. We estimated our annual forfeiture rates to be zero for 2012 and 2011.

■

Dividend Yield. Except for a one-time cash dividend related to the spin-off of certain non-core intellectual property (further described in Note 13 to our financial statements appearing elsewhere in this prospectus), we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

The table below lists the assumptions utilized in the Black-Scholes option pricing model for the years December 31, 2012 and 2011. The volatility of comparable companies was more stable in 2012 than in 2011, resulting in a lower volatility assumption in 2012 when compared to that in 2011.

	2012	2011
Expected term (years)	6.25	6.25
Expected stock price volatility	60.00%	126.90%
Risk-free interest rate	1.05%	1.15%
Dividend yield	0.00%	0.00%

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised.

Common Stock Valuations

Our common stock valuations are determined by our board of directors in its sole discretion based on recommendations from management and taking into account advice and assistance provided by third-party valuation consultants engaged to assist us in connection with such valuations. All options granted are intended to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. All stock awards previously granted or to be granted in the future were or are expected to be exercisable at the grant date value. The valuations of our common stock were determined utilizing guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. The methodologies used to determine fair value of our common stock included estimating the fair value of the enterprise and then allocating this value to all classes of equity securities using the option pricing method.

The assumptions used in the valuation models that ultimately determine the fair value of our common stock as of the valuation date are based on numerous objective and subjective factors combined with management judgment, including the following:

■	progress of research and development activities, including milestones achieved;

■	sale of our convertible preferred stock in arm’s length transactions, and the rights, preferences and privileges of that preferred stock relative to our common stock;

■	our operating and financial performance;

■	our business strategy, including material risks related to our business;

■	likelihood of achieving a liquidity event for our stockholders; and

■	external market conditions affecting the life sciences and pharmaceutical industry sectors.

The following table presents the grant dates and related exercise or purchase prices of stock options that we granted from January 1, 2012 through the date of this prospectus, along with the corresponding exercise price for each option grant and the fair value per share utilized to calculate stock-based compensation expense.

DATE OF GRANT	EQUITY TYPE	NUMBER OF SHARES UNDERLYING AWARDS GRANTED	EXERCISE PRICE PER OPTION	COMMON STOCK FAIR VALUE PER SHARE ON GRANT DATE
1/1/2012*	Common Stock Option	770,000	$0.2874	$0.2941
2/1/2012	Common Stock Option	44,000	0.2941	0.2941
3/29/2012	Common Stock Option	280,000	0.2941	0.2941
6/1/2012	Common Stock Option	4,000	0.2941	0.2941
6/26/2012	Common Stock Option	4,000	0.2941	0.2941
9/6/2012	Common Stock Option	45,000	0.2941	0.2941
10/25/2012*	Common Stock Option	1,725,000	0.2941	0.5800
3/21/2013	Common Stock Option	1,523,999	0.5800	0.5800

*	Refer to the “Retrospective 2012 Valuations” section below for additional information. In addition, in March 2013 we made a grant of 1,004,864 shares of restricted stock based on a common stock fair value per share of $0.5800. Please see “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End” for additional information.

The estimated fair value per share of common stock in the table above represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration various objective and subjective factors, based on recommendations of our management and taking into account advice and assistance provided around the date of such grant by third-party valuation consultants engaged to assist us in connection with such valuations, as discussed below. For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation recommendations of our management and other pertinent information available to it at the time of grant. The estimated fair value of our common stock and the related assumptions are set forth below for each of the valuations performed as of December 31, 2012 and 2011, respectively.

Valuation of Common Stock as of December 31, 2012

During the second quarter of 2012, an independent third-party market research firm was engaged by the Company to provide market data on the product profiles underlying our AR-12286 and PG286 product candidates. The analysis included the survey of over 300 participants, comprised of ophthalmologists and managed care (or payors) in the United States and Europe. Based on this independently derived data, we developed projections of our future revenues and operating expenses to determine free cash flow from AR-12286, PG286 and AR-13324 through patent expiration. The enterprise value was determined by utilizing a risk adjusted discounted cash flow model, which is an income approach. The allocation of the determined equity value was based on the option pricing method. Key assumptions underlying the discounted cash flow model are described below.

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Earnings before Interest, Taxes, Depreciation and Amortization, or EBITDA. EBITDA as a percentage of revenue was limited to less than or equal to 50% throughout the projection period for each product candidate, in line with observable selected public specialty pharmaceutical companies.

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Probability of Success. Our unlevered, after-tax free cash flows were adjusted by benchmarking stage of development for each of our product candidates to the drug development success rates as published by the Tufts Center for the Study of Drug Development, Tufts University, Boston, Massachusetts, United States, as adjusted for our circumstances. The probability of success rate utilized as of the valuation date ranged between 15% and 40%.

■

Development Delay Sensitivity. To address the probability of unexpected changes to the development timeline of our product candidates, a delay sensitivity, or delay to expected launch date, of 0 to 1 year was applied.

■	Discount and Income Tax Rates. We assumed rates of 19% and 40%, respectively, and applied them to all probability-adjusted cash flows.

The allocation of the determined equity value was based on the option pricing method, which analyzes the rights of the common stock to those of preferred. Our convertible preferred stock has a participation cap distribution equal to three times original investment, which includes the liquidation preference. At the valuation date, we expected that a liquidation event would occur within one year. The liquidation events, determined at the valuation date as an initial public offering or private transaction, were weighted 75% and 25%, respectively. The enterprise and per share value of common stock on a fully marketable basis on December 31, 2012, was $106.8 million and $0.71, respectively. After the application of an 18% discount for lack of marketability, the fair value per share of common stock on a non-marketable interest basis was $0.58. The financial statement impact to stock compensation expense and change in fair value measurements as of December 31, 2012 was based on the IPO liquidation event.

Retrospective 2012 Valuations

A third-party valuation consultant was engaged to advise and assist our Company in connection with the valuations of our common stock as of September 30, 2012, June 30, 2012 and March 31, 2012. For the purpose of such valuations, our projections as of December 31, 2012 were adjusted to reflect the development stage of our products as of such retrospective valuation dates. Due to the timing of the first Phase 2 clinical study, we determined that AR-13324 was a viable product candidate in the late third quarter of 2012 and, therefore, included it in our financial and operation projections as of September 30, 2012. Enterprise values as of these retrospective valuation dates were determined by utilizing a risk-adjusted discounted cash flow model, which is an income approach, and the allocation of the determined equity value was based on the option pricing method. Key assumptions underlying the risk-adjusted discounted cash flow model are described below.

■

EBITDA. EBITDA as a percentage of revenue was limited to less than or equal to 50% throughout the projection period for each product candidate, in line with observable selected public specialty pharmaceutical companies. This was consistent for all retrospective 2012 valuations.

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Probability of Success. Our unlevered, after-tax free cash flows were adjusted by benchmarking stage of development for each of our product candidates to the drug development success rates as published by the Tufts Center for the Study of Drug Development, Tufts University, Boston, Massachusetts, United States, as adjusted for our circumstances. The probability of success rates utilized ranged between 15% and 40%, 18% and 35% and 18% and 35% for the September 30, June 30 and March 31, 2012 retrospective valuations, respectively.

■

Development Delay Sensitivity. To address the probability of unexpected changes to the development timeline of our product candidates, a delay sensitivity, or delay to expected launch date, of 0 to 1 year was applied. This was consistent for all retrospective 2012 valuations.

■	Discount and Income Tax Rates. We assumed rates of 19% and 40%, respectively, and applied them to all probability adjusted cash flows for all retrospective 2012 valuations.

The timing and weighing of the liquidation events described above remained consistent for all retrospective 2012 valuations. The fair value of our common stock on a non-marketable interest basis was $0.58, $0.22 and $0.24 as of September 30, June 30 and March 31, 2012, respectively, and, after application of a discount for lack of marketability, was 20%, 22% and 24% as of September 30, June 30 and March 31, 2012, respectively.

We believe that the application of the income approach corroborates the utilization of the December 31, 2011 valuation of $0.2941, which was based on a market approach, in pricing all stock options grants prior to September 30, 2012. Stock-based compensation related to options granted subsequent to September 30, 2012 reflected the retrospective valuation as of September 30, 2012. The exercise price on the options granted on January 1, 2012 reflects the most recent common stock value that was available to the board of directors. The exercise price of $0.2874 was less than the fair value as of December 31, 2011 by an immaterial amount.

Valuation of Common Stock as of December 31, 2011

In conducting this valuation, a market approach was utilized to back-solve from prospective transactions involving convertible preferred stock equity securities. Specifically, based on our capital plan at the valuation date, we estimated that we would need additional funding of $27.5 million to continue the advancement of our single product candidate (AR-12286) at that time. At the valuation date, we expected that such a new investment, Series C, would be issued as a flat round with the same price and preference amount as Series B, issued in February 2011, but would rank ahead of it in terms of liquidation. The allocation of the determined equity value was based on the option pricing method, which analyzes the rights of the common stock to those of preferred. Our convertible preferred stock has a participation cap distribution equal to three times original investment, which includes the liquidation preference. At the valuation date, we expected that the additional financing would occur in 2012 with a three year estimate for a liquidity event. The enterprise and per share value of common stock on a fully marketable basis as of December 31, 2011 was $75.5 million and $0.4298, respectively. After the application of a 30% discount for lack of marketability and incremental risk adjustment of 2.25%, the fair value per share of common stock on a non-marketable interest basis was $0.2941. This fair value determination was utilized as the exercise price per share for all 2012 stock option grants, except for the January 1, 2012 grant. The issuance of Series C convertible preferred stock did not occur subsequent to the valuation date.

Results of Valuation Models May Vary

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make complete assurances as to any particular valuation for our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Stock Purchase Warrants

We account for our stock purchase warrants as liabilities based upon the characteristics and provisions of the underlying instruments. These liabilities were recorded at their fair value on the date of issuance and are remeasured on each subsequent balance sheet, with fair value changes recognized as income (decreases in fair value) or expense (increases in fair value) in Other income (expense), net in the statements of operations. The fair value of these liabilities is estimated using the Black-Scholes method. The composition of our stock purchase warrants and assumptions utilized in estimating fair value are described in Note 10 to our financial statements appearing elsewhere in this prospectus.

Tax Valuation Allowance

A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized. We provided a full valuation allowance on our deferred tax assets that primarily consist of cumulative net operating losses of $60.8 million for the period from inception (June 22, 2005) to December 31, 2012. Due to our three year cumulative loss position, history of operating losses and losses expected to be incurred in the foreseeable future, a full valuation allowance against our net deferred tax assets was considered necessary.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2011

The following table summarizes the results of our operations for the years ended December 31, 2012 and 2011:

	YEARS ENDED DECEMBER 31,		INCREASE (DECREASE)	% INCREASE (DECREASE)
	2012	2011
	(in thousands)
General and administrative expenses	$(5,020)	$(3,521)	$1,499	43%
Research and development expenses	(9,273)	(10,695)	(1,422)	(13)%
Other income (expense), net	(685)	1,249	(1,934)	(155)%

Net loss	$(14,978)	$(12,967)

General and administrative expenses

General and administrative expenses increased by $1.5 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This increase was primarily attributable to an increase of $0.9 million in personnel costs, including new salaried employees and stock-based compensation expense resulting in part from the hiring in 2012 of a Chief Medical Officer and Chief Financial Officer, an increase of $0.3 million in legal and consulting fees for supporting intellectual property, patent and business related initiatives and $0.3 million in other operating costs.

Research and development expenses

Research and development expenses decreased by $1.4 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was primarily due to lower direct non-clinical costs of $2.9 million offset by an increase of direct clinical costs of $1.4 million. The decline in direct non-clinical costs is attributable to the timing of manufacturing cost and initiation and conclusion of testing activities supporting our product candidates. The increase in clinical costs is directly related to the timing for initiation and completion of clinical studies for our product candidates. Unallocated expenses, including employee salary and related expenses, remained consistent across the periods.

Other income (expense), net

Other income (expense), net primarily consisted of the fair value adjustments to warrants liability arising from stock purchase warrants issued in connection with various debt financings. The decrease in Other income (expense), net by $1.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due primarily to a one-time, non-cash gain of $0.8 million resulting from the conversion of notes and a $0.3 million favorable non-cash change in fair value of the warrant liability in 2011, with a $0.6 million unfavorable non-cash change in fair value of the warrant liability in 2012. The composition of Other income (expense), net is further described in Note 3 to our financial statements appearing elsewhere in this prospectus.

Liquidity and Capital Resources

We have incurred losses and experienced negative operating cash flows since our inception and anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will increase over historical levels and, as a result, we will need additional capital to fund our operations, which we may obtain from additional public offerings, debt financing, collaboration and licensing arrangements or other sources.

For the period from inception (June 22, 2005) to December 31, 2012, we have cumulative net cash flows used by operating activities of $58.9 million and cumulative net losses of $63.8 million. The total future need for operating capital and research and development funding significantly exceeds the cash and cash equivalents that we have on our balance sheet at December 31, 2012. As a result, we will require additional funding in the future and may not be able to raise such additional funds. In the absence of product or other revenues, the amount, timing, nature or source of which cannot be predicted, our losses will continue as we conduct our research and development activities. If adequate funds are not available, we plan to delay, reduce or eliminate research and development programs or reduce administrative expenses. If we are unable to raise sufficient funding in 2013, we may be unable to continue to operate. There is no assurance that we will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition.

Since our inception, we have funded operations primarily through the sale of preferred stock and issuance of convertible notes payable. Through December 31, 2012, we have raised net cash proceeds of $63.5 million through the sales of $43.8 million of convertible preferred stock and $19.7 million from the issuance of convertible notes. Subsequent to their issuance, $16.2 million of convertible notes converted into shares of convertible preferred stock. As of December 31, 2012, we had cash and cash equivalents on hand of approximately $2.9 million. We invest cash in excess of immediate requirements in accordance with our investment policy primarily with a view to liquidity and capital preservation. As of December 31, 2012, our funds were held in cash and money market funds.

On December 7, 2012, we authorized the sale of convertible notes, or the outstanding notes, to related parties in the aggregate principal amount of $15.0 million. In December 2012, we issued $3.0 million; and in March 2013, we issued an additional $3.0 million. The remaining $9.0 million is expected to be issued through separate subsequent closings prior to the completion of this offering. We may, in our discretion, request a subsequent closing when its cash and cash equivalents balance is $1.5 million or below. The outstanding notes accrue interest at a rate of 8% with principal plus interest due upon maturity at September 30, 2013. The outstanding notes are expected to be converted into common stock in connection with the closing of this offering.

The following table summarizes our sources and uses of cash:

	YEARS ENDED DECEMBER 31,
	2012	2011
	(in thousands)
Net cash (used in) provided by:
Net cash used in operating activities	$(14,968)	$(11,998)
Net cash used in investing activities	(51)	(49)
Net cash provided by financing activities	2,876	23,846

Net (decrease) increase in cash and cash equivalents	$(12,143)	$11,799

During the years ended December 31, 2012 and 2011, our operating activities used net cash of $15.0 million and $12.0 million, respectively. The use of net cash in all periods primarily resulted from our net losses. The increase in net loss from operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due primarily to the aforementioned increase in general and administrative expenses. Other changes in cash from operating activities were caused by changes in accrued research and development expenses, stock-based compensation and the mark-to-market adjustment for the warrants liability. In connection with a financing that took place in 2011 involving the conversion of notes issued in 2010, we recognized a gain of $0.8 million arising from the impact of the notes conversion, which decreased net cash from operating activities. During the years ended December 31, 2012 and 2011, our investing activities included primarily purchases of office furnishings and equipment to facilitate our increased research and development activities and headcount.

During the years ended December 31, 2012 and 2011, our financing activities provided net cash of $2.9 million and $23.8 million, respectively. The net cash provided by financing activities during the year ended December 31, 2012 was related to $3.0 million from the aforementioned sale of the convertible notes. The net cash provided by financing activities during the year ended December 31, 2011 was related to $25.0 million of proceeds from the sales of Series B convertible preferred stock, offset by $1.2 million in related issuance costs.

Operating Capital Requirements

We expect to incur increasing operating losses for at least the next several years as we conclude Phase 2b clinical studies and commence Phase 3 clinical studies of our product candidates. We believe that the net proceeds from this offering, together with existing cash and cash equivalents, will be sufficient to fund our projected operating requirements for at least the next 12 months following the completion of this offering.

Due to the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. We based our projections on assumptions that may prove to be incorrect or unreliable or may change due to circumstances beyond our control, and as a result we may consume our available capital resources earlier than we originally projected. Our future funding requirements will depend on many factors, including, but not limited to the following:

■	timing and costs of any Phase 3 clinical studies of our product candidates;

■	costs of any follow-on development or products;

■	timing and cost of the ongoing supportive non-clinical studies and activities for our product candidates;

■	outcome, timing and costs of seeking regulatory approval;

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costs of commercialization activities for our product candidates, if we receive marketing approval, including the costs and timing of establishing product sales, marketing, manufacturing and distribution capabilities;

■	costs of operating as a public company, including legal, compliance, accounting and investor relations expenses;

■	terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish; and

■	filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims.

We expect that we will need to obtain substantial additional funding in order to obtain regulatory approvals on any product candidates and support commercialization and ongoing business activities. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, the ownership interests of our existing stockholders may be materially diluted and the terms of these securities could include liquidation or other preferences that could adversely affect the rights of our existing stockholders. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. If we are unable to raise capital when needed or on attractive terms, we could be forced to significantly delay, scale back or discontinue the development or commercialization of our product candidates, seek collaborators at an earlier stage than otherwise would be desirable or on terms that may be less favorable than might otherwise be available.

We will also incur costs as a public company that we have not previously incurred or previously incurred at lower rates, including but not limited to, increased costs and expenses for directors fees, increased personnel costs, increased directors and officers insurance premiums, audit and legal fees, investor relations fees, expenses for compliance with reporting requirements under the JOBS Act and rules implemented by the SEC and the NASDAQ Global Market and various other costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2012:

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Operating lease obligations (1)	$1,113	$309	$398	$330	$76
Convertible notes payable (2)	3,000	3,000	—	—	—
Accrued interest (2)	16	16	—	—	—

(1)	Our operating lease obligations are related to our corporate headquarters in New Jersey and research facility in North Carolina.
(2)

On December 7, 2012, we issued $3.0 million of our outstanding convertible notes. Under the terms of the note agreement, we may issue an aggregate amount of $15.0 million of convertible notes. The table above does not reflect $3.0 million of outstanding notes issued in March 2013. We expect to issue $9.0 million of additional convertible notes prior to the completion of this offering. We expect that all outstanding notes, including accrued interest, will convert into common stock in connection with this offering.

We have no other contractual obligations or commitments that are not subject to our existing financial statement accrual processes.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Net Operating Loss Carry-Forwards

We have incurred significant net operating losses since our inception in June 2005. We expect to continue to incur net operating losses for the foreseeable future as we continue to develop our product portfolio, seek regulatory approval, and, if such approval is obtained, prepare to commercialize our products.

As of December 31, 2012, we had approximately $60.8 million of net operating loss carry-forwards, which may be utilized against future federal and state income taxes. These net operating losses will begin to expire at various dates beginning in 2024, if not utilized. We also have federal research and development tax credit carry-forwards of $0.4 million to offset future federal income taxes, which expire at various dates beginning in 2024, if not utilized.

Net operating loss and tax credit carry-forwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

As of December 31, 2012, we recorded a full valuation allowance against our net deferred tax assets and development tax credit carry-forwards, as we believe, based on our history of operating losses, it is more likely than not that the tax benefits will not be realized. In the future, if we determine that a portion or all of the tax benefits associated with our tax carry-forwards will be realized, net income would increase in the period of such determination. In January 2013, we participated in the New Jersey Economic Development Authority’s Sponsored Technology Business Tax Certificate Transfer Program. Refer to Note 15 to our financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosure about Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We had cash and cash equivalents on hand of $2.9 million and $15.1 million as of December 31, 2012 and 2011, respectively. Given the short-term nature of our cash equivalents, we believe that our interest rate risk is not significant to our financial statements. We do not engage in any hedging activities against changes in interest rates. Our outstanding notes issued in December 2012 carry a fixed interest rate and, as such, are not subject to interest rate risk. We do not have any foreign currency or other derivative financial instruments.

Jumpstart Our Business Startups Act of 2012

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

■

two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

■	reduced disclosure about our executive compensation arrangements; and

■	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or the FASB, issued ASU 2013-02 Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income which requires that public and non-public companies present information about reclassification adjustments for accumulated other comprehensive income in their annual financial statements in a note or on the face of the financial statements. Public companies will also have to provide this information in interim financial statements. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of the provisions of this guidance will not have a material impaction on our results of operations, cash flows and financial position.

In June 2011, the FASB issued amended guidance intended to increase the prominence of items reported on other comprehensive income (loss). This amended guidance requires that all non-owner changes in stockholders’ equity (deficit) be presented in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. The amended guidance became effective for periods beginning after December 15, 2011. We applied this guidance beginning with our financial information for the year ended December 31, 2012. This amended guidance effects presentation, but does not have a material effect on our financial statements.

BUSINESS

Overview

We are a clinical-stage pharmaceutical company focused on the discovery, development and commercialization of first-in-class therapies for the treatment of patients with glaucoma and other diseases of the eye. We expect to complete Phase 2b development of our two most advanced product candidates in the late second to third quarter of 2013. We are focused on glaucoma because we believe there are opportunities to improve the treatment of the disease. Our drug candidates employ a novel mechanism of action that we believe will be the first new class of drugs for the lowering of intraocular pressure, or IOP, in patients with glaucoma in 20 years, if approved. Glaucoma is one of the largest market segments in the global ophthalmic market, with 2012 worldwide sales exceeding $4.5 billion according to IMS. According to the Glaucoma Research Foundation, it is estimated that over 2.2 million Americans have glaucoma.

In a healthy eye, fluid is continuously produced and drained in order to maintain pressure equilibrium. Insufficient drainage can lead to increased IOP and subsequent damage to the optic nerve. The U.S. Food and Drug Administration, or FDA, recognizes sustained lowering of IOP as the primary clinical endpoint for the approval of drugs to treat glaucoma and ocular hypertension, a precursor to glaucoma. Glaucoma is generally characterized by abnormally high IOP and represents a group of eye diseases that leads to progressive, irreversible damage of the optic nerve, which results in gradual loss of vision leading to visual disability and potentially blindness. Glaucoma is a chronic condition that requires life-long treatment generally beginning with topical eye drops to lower IOP. Nearly half of patients are required to take second-line drugs in addition to first-line drugs to manage IOP based on historical second-line prescription patterns. Compliance with daily, multi-dose regimens can be challenging. If IOP cannot be maintained through drug treatment, patients may ultimately require invasive surgical procedures.

Our product candidates are eye drops that are topically applied once daily. Each product candidate may have applicability, either alone or in combination with other drugs, as ophthalmologists determine the optimal treatment regimen for their patients. Our product candidates employ a novel mechanism of action to increase outflow through the eye’s primary drain, the trabecular meshwork, or TM. The TM is generally considered to be the diseased tissue responsible for glaucoma. Our product candidates target the TM through a novel mechanism of action, the inhibition of Rho Kinase, an enzyme influencing the contraction of TM cells. Published studies have suggested that selective Rho Kinase inhibition leads to increased fluid outflow by changing and relaxing TM cells, in addition to clearing extracellular material accumulated in the TM. We believe that our Rho Kinase inhibitors, or ROCK Inhibitors, will provide improved treatment options by increasing outflow through the eye’s primary drain. Our clinical data suggest that our product candidates are particularly effective in patients with mildly to moderately elevated IOP, who represent approximately 80% of the glaucoma patient population.

Currently approved eye drops are designed to reduce IOP by increasing fluid outflow through the eye’s secondary drain or reducing fluid inflow by decreasing fluid production. We believe that our product candidates will provide improved treatment options to ophthalmologists and glaucoma patients by directly targeting the TM and improving patient compliance through once-daily dosing. Our most advanced product candidates include:

■

AR-12286. This product candidate is a ROCK Inhibitor that is designed to lower IOP by increasing outflow through the eye’s primary drain by targeting the diseased tissue. We are predominately developing AR-12286 to be used in combination with other topical therapies as a second-line treatment.

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PG286. This product candidate is a fixed dose combination consisting of AR-12286 and travoprost, a commonly prescribed prostaglandin analogue, or PGA. PG286 is designed to lower IOP by increasing outflow through the main drain through the action of AR-12286, as well as increasing secondary drain outflow through the action of a PGA. We are developing PG286 to provide patients with the ability to treat their disease through both outflow mechanisms with the convenience of a single, once-daily eye drop. We anticipate PG286 will be used as a first- and/or second-line treatment.

Our pipeline also includes AR-13324, a dual action inhibitor of both Rho Kinase and the Norepinephrine Transporter, or NET, which is a protein involved with the regulation of eye fluid production. A Phase 2b study was recently completed and we are in the process of analyzing the results. Additionally, our pipeline includes AR-13533, a pre-clinical, second generation dual action compound. AR-13533 is a follow-on product candidate to AR-13324 with distinct properties that may provide additional IOP-lowering effect.

Our product candidates were all discovered and developed internally through a rational drug design approach that couples medicinal chemistry with high-content screening of compounds in proprietary cell-based assays followed by in vivo testing. We believe that our product development expertise combined with our understanding of eye pathology will enable us to continue to identify and develop additional compounds for clinical development.

We own the worldwide rights to all of our product candidates for ophthalmic indications. Our intellectual property portfolio contains patent and pending patent applications directed to, among other things, compositions of matter and methods of use for our product candidates. We have not entered into any licensing arrangements with respect to the ophthalmic use of our products.

We were founded in 2005 and are headquartered in Bedminster, New Jersey. We maintain our research and development facilities in Research Triangle Park, North Carolina. Our principal investors are funds managed by TPG Capital, L.P., Alta Partners, Sofinnova Ventures Partners, Clarus Ventures, LLC and Osage Partners. Each member of our executive team has over 25 years of industry experience, including at companies such as Bausch & Lomb Inc., Exelixis, Inc., International Business Machines Corp., Medco Health Solutions, Inc., Merck & Co., Inc., Pfizer Inc., Pharmacia Corp. and PricewaterhouseCoopers LLP. The executive team experience includes the development and commercialization of numerous ophthalmic pharmaceutical products including Besivance, Retisert, Xalcom and Zylet.

Glaucoma Overview

Glaucoma is generally characterized by relatively high IOP as a result of impaired drainage of fluid, known as aqueous humor, from the eye. In a healthy eye, aqueous humor is continuously produced and drained from the eye in order to maintain pressure equilibrium and provide micronutrients to various tissues in the eye. The normal range of IOP is between 10 millimeters of Mercury, or mmHg, and 20 mmHg. An increase in IOP above normal levels can result from insufficient drainage of fluid, which could eventually cause damage to the optic nerve. Once damaged, the optic nerve cannot regenerate and thus, damage to vision is permanent.

The most common form of glaucoma is primary open-angle glaucoma, which is characterized by abnormally high IOP as a result of impaired drainage of fluid from the eye. Open-angle glaucoma is a progressive disease leading to vision loss and blindness for some patients as a result of irreversible damage to the optic nerve. There are a number of different forms of open-angle glaucoma. These include:

■	Normal tension glaucoma. Damage to the optic nerve occurs despite the IOP being within a normal range.

■	Pseudoexfoliation glaucoma. A solid material accumulates on the lens of the eye, is rubbed off the lens by movement of the iris and then clogs the TM, leading to IOP elevation.

■

Pigmentary glaucoma. A rubbing action between the iris and the lens causes the iris pigment to shed into the TM causing it to clog and thereby increasing the IOP, which typically occurs in myopic or nearsighted eyes.

Longitudinal studies of the disease have demonstrated that reducing IOP in patients with glaucoma can help slow or halt further damage to the optic nerve and helps preserve vision. Once diagnosed, glaucoma requires life-long treatment to maintain IOP at normal levels. Ophthalmologists will routinely determine a target IOP, which represents the desired IOP level to achieve with glaucoma therapy for an individual patient. The target IOP level is set at a lower level when the observed damage to the optic nerve and/or rate of progression of visual field loss are elevated. The objective of reaching the target IOP is to further slow or halt disease progression, which may require achieving lower normal IOP levels. Current glaucoma drugs, like commonly prescribed latanoprost and timolol, achieve their greatest efficacy in the minority of patients with higher elevated pressures and are less effective in the majority of patients with moderately elevated pressures. For example, according to a paper published in the European Journal of Ophthalmology, it has been demonstrated that for every 1 mmHg lower in baseline IOP, the level of IOP reduction decreased by 0.5 mmHg for both latanoprost and timolol.

There are multiple risk factors for primary open-angle glaucoma, including age and family history of glaucoma, and there is a higher incidence and severity of the disease in African-American and Hispanic populations.

Some patients with high IOP are diagnosed with a condition known as ocular hypertension. Patients with ocular hypertension have high IOP without the loss of visual fields or observable damage to the optic nerve, and are at an increased risk of developing glaucoma. These patients are commonly treated in the same manner as glaucoma patients.

The following diagram illustrates how increased IOP eventually leads to increased pressure on the optic nerve, resulting in gradual loss of vision and ultimately visual disability and blindness.

The ciliary body in the eye is the tissue that produces aqueous humor, the production of which is commonly referred to as fluid inflow. The fluid leaves the eye primarily through the TM, the process of which is commonly referred to as fluid outflow. The healthy eye maintains a state of IOP homeostasis through a constant physiological process of aqueous humor production and drainage. Published studies have suggested the TM to be the diseased tissue responsible for chronic elevated IOP in glaucoma patients. The deteriorating function of the TM in glaucoma leads to increased resistance to fluid outflow and higher IOP. There is also a secondary drain for the fluid in the eye known as the uveoscleral pathway.

Patients are diagnosed through measurements of IOP using Goldmann applanation tonometry, the standard device used by clinicians to measure IOP, along with an evaluation of visual fields and observing the appearance of the optic nerve. These tests are routinely carried out by ophthalmologists. The initial treatment for patients diagnosed with open-angle glaucoma or ocular hypertension is typically a first-line glaucoma eye drop, which is most commonly a PGA. PGAs are designed to lower IOP by increasing outflow through the eye’s secondary fluid drain. An ophthalmologist will then measure a patient’s response to the drug over the first few months.

Based on longitudinal studies, ophthalmologists may determine that up to 50% of patients require more than one drug to treat their IOP. This often occurs as early as three to six months after initiating treatment with a first-line PGA. The ophthalmologist may then add an additional, second-line drug to be used together with the initial drug, or switch to a fixed combination of two drugs in a single eye drop, or select an alternative single treatment. The reason why so many patients eventually need more than one drug is generally considered to be a reflection of the progressive nature of the disease.

In severe glaucoma cases, patients may need to undergo an invasive surgical procedure. Trabeculectomy is the most common glaucoma-related surgical procedure, also referred to as filtration surgery, in which a piece of tissue in the drainage angle of the eye is removed, creating an opening to the outside of the eye. The opening is partially covered with a scleral flap, the white part of the eye, and the conjunctiva, the thin membrane covering the sclera. This new opening allows fluid to drain out of the eye, bypassing the clogged drainage channels of the TM to maintain a lowered IOP. Various shunts are used in glaucoma surgery to move fluid in a controlled manner from the inside of the eye to the subconjunctival space bypassing the blocked TM. Generally, the shunts reduce IOP to the extent that the use of drops can be reduced, but often not completely eliminated.

Competitive Landscape

The most commonly approved classes of eye drops to lower IOP in glaucoma are discussed below:

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Prostaglandin Analogues. PGAs are typically once-daily dosed eye drops used as first-line therapy to reduce pressure by increasing fluid outflow through the eye’s secondary drain. PGAs represent up to half of the U.S. and European prescription volume for the treatment of glaucoma.

Xalatan (latanoprost), together with its fixed combination, Xalacom, the best-selling PGA, had worldwide peak sales of $1.7 billion before its patent expired in 2012, according to publicly reported sales. The adverse effects of PGAs include hyperemia or eye redness, irreversible change in iris color and discoloration of the skin around the eyes. PGAs should be used with caution in patients with a history of intraocular inflammation.

Rescula (unoprostone), a twice-daily dosed PGA, was recently approved and is now believed to reduce elevated IOP by increasing the outflow of aqueous humor through the TM by having a local effect on big potassium channels and ClC-2 chloride channels, but the exact mechanism of action is unknown at this time. Warnings and precautions are generally consistent with other PGAs and include iris pigmentation, lid pigmentation, intraocular inflammation as well as macular edema.

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Beta Blockers. Beta blockers are one of the oldest approved drugs for the lowering of IOP. The most commonly used drug in this class is timolol. Beta blockers are less effective than PGAs in terms of IOP lowering and are typically used twice daily. Beta blockers are the most commonly used second-line drug as an adjunct therapy to PGAs when the efficacy of PGAs is insufficient. Beta blockers can have systemic exposure and have contraindications as a result of topical application of the eye drops, potentially leading to cardio-pulmonary events such as arrhythmia, heart failure and bronchospasm.

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Carbonic Anhydrase Inhibitors. Carbonic anhydrase inhibitors are typically used as a second-line drug, are less effective than PGAs and are required to be dosed three times daily in order to obtain the desired IOP lowering. In published clinical studies of carbonic anhydrase inhibitors, the most frequently reported adverse events reported were blurred vision and bitter, sour or unusual taste. Carbonic anhydrase inhibitors are sulfonamides and, as such, systemic exposure, even as a result of topical administration, increases risk of adverse responses such as Stevens-Johnson syndrome and blood dyscrasias.

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Alpha Agonists. Alpha agonists are typically used as a second-line drug, are less effective than PGAs and need to be dosed three times daily in order to obtain the desired IOP lowering. In clinical studies, the adverse reactions that occurred in approximately 10% to 20% of the subjects receiving brimonidine ophthalmic solution, a commonly prescribed alpha agonist, included allergic conjunctivitis, conjunctival hyperemia and eye pruritus. Adverse reactions occurring in approximately 5% to 9% included burning sensation, conjunctival folliculosis, hypertension, ocular allergic reaction, oral dryness and visual disturbance.

Despite their modest efficacy, safety and tolerability profiles, the beta blocker, carbonic anhydrase inhibitor and alpha agonist products account for up to half of the prescription volume for the treatment of glaucoma based on historical second-line prescription patterns. This is driven by the PGA products not being sufficient as monotherapy for up to half of all glaucoma patients. Among the non-PGA drug classes, brands such as Allergan’s Alphagan / Combigan franchise generated global revenues in 2012 of over $420 million, and prior to the introduction of generics, the branded beta blockers and carbonic anhydrase inhibitors generated significant annual product revenues at their peak. There are no fixed combinations of PGAs with other glaucoma drugs currently available in the United States.

In addition to demonstrating suboptimal efficacy and safety profiles, many of the older second-line approved drugs are associated with compliance issues. For example, non-compliance can result from the difficulty of administering multiple eye drops in a single day. Challenges such as this are magnified for elderly patients that constitute a large majority of the glaucoma population.

The FDA recognizes sustained lowering of IOP, measured in terms of millimeters of Mercury, as the primary clinical endpoint for regulatory approval, making clinical studies for this indication relatively straight-forward due to easily measured objective parameters.

Our Strategy

Our goal is to be the leader in the discovery, development and commercialization of innovative pharmaceutical products for the treatment of glaucoma and other diseases of the eye. We believe our product candidates have the potential to address many of the unmet medical needs for the treatment of patients with glaucoma. Key elements of our strategy are to:

Advance the development of our product candidates. Final results from ongoing Phase 2b studies for our two most advanced product candidates are expected from the late second to third quarter of 2013. Assuming positive Phase 2b results, we intend to focus our efforts on initiating Phase 3 studies and furthering the clinical development of AR-12286 and PG286, and we will continue to evaluate opportunities associated with AR-13324 and AR-13533.

Establish internal sales and marketing capabilities to commercialize our product candidates in the United States. We own worldwide rights to all of our product candidates for ophthalmic indications and we plan to retain U.S. commercialization rights. Ultimately, we intend to build a commercial organization of approximately 100 professionals to manage the U.S. sales, marketing and reimbursement process. We expect this organization to target approximately 7,000 of the highest-prescribing ophthalmic clinicians in the United States and contract with commercial and government payors, pharmacy benefit managers and other key stakeholders in the distribution channels.

Explore partnerships with leading pharmaceutical and biotechnology companies to maximize the value of our product candidates outside the United States. We currently plan to explore the licensing of commercialization rights or other forms of collaboration with qualified potential partners for the commercialization of our product candidates in Europe, Japan and in emerging markets.

Maximize the commercial value of our product candidates by exploring other therapeutic opportunities with ROCK Inhibitors in ophthalmology. We have significant expertise in ROCK Inhibitors and eye biology and believe there are other conditions of the eye where ROCK Inhibitors can be effective. Potential therapeutic opportunities include evaluating the potential for disease modification and neuroprotection in glaucoma and pursuing new opportunities for the treatment of patients with low tension glaucoma, pseudoexfoliation glaucoma and Fuch’s corneal dystrophy, a debilitating disease of the cornea. In addition to new forms of treatment, we are evaluating alternative delivery devices to facilitate greater compliance and maximize efficient use of our product candidates.

Continue to leverage and strengthen our intellectual property portfolio. We believe we have a strong intellectual property position relating to the development of ROCK Inhibitors for use in ophthalmic indications. Our portfolio includes granted patents and pending applications directed to, among other things, compositions of matter and methods of use that provide protection for our product candidates. We plan to use our intellectual property, expertise and knowledge to develop other product candidates and continue to build our pipeline of ophthalmic products.

Aerie’s First-in-Class Product Pipeline

Our product candidates were discovered and developed internally through a rational drug design approach that couples medicinal chemistry with high content screening of compounds in proprietary cell-based assays and in vivo testing. Several companies have been unsuccessful in discovering and developing novel drugs for the treatment of glaucoma in general and of ROCK Inhibitors specifically. Different from many other companies in the field, we pursued a drug discovery strategy that started with a ground up rational drug design approach, comparing newly synthesized compounds to a benchmark control drug in various in vitro and in vivo models. Detailed characterization of over 1,500 synthesized ROCK Inhibitors allowed the selection and formulation of the most promising product candidates for clinical development. We maintain advanced laboratories and employ a scientific staff with expertise in medicinal chemistry, analytical chemistry, biochemistry, cell biology, pharmacology and pharmaceutical science.

Our two most advanced product candidates, AR-12286 and PG286, are expected to complete Phase 2b clinical development by the end of the second into the third quarter of 2013.

Our pipeline also includes AR-13324, a dual action inhibitor of both Rho Kinase and the NET. A Phase 2b study was recently completed and we are in the process of analyzing the results. Additionally, our pipeline includes AR-13533, a pre-clinical second generation dual action compound. AR-13533 is a follow-on product candidate to AR-13324 with distinct properties that may provide additional IOP-lowering effect.

Our product candidates are each once-daily eye drops that are applied topically and lower IOP through novel mechanisms of action that are different from currently marketed drugs. Our drugs are potent and specific inhibitors of Rho Kinase. As they relate to glaucoma, ROCK Inhibitors reduce IOP by acting directly on the TM, increasing outflow through the tissue that is the main outflow path for fluid in the eye. Published studies have suggested the role of the TM in the glaucomatous disease process and the lowering of IOP.

Based on our ongoing discussions with the FDA and European authorities regarding the conduct of the development program, we believe there is support for our clinical and regulatory strategy. The following table summarizes each of our existing product candidates, their mechanism of action, development status and our commercialization rights for all ophthalmic uses.

PRODUCT CANDIDATE		PHASE OF DEVELOPMENT	COMMERCIALIZATION RIGHTS
Advanced Clinical
AR-12286	Selective ROCK Inhibitor, acting on the TM	Phase 2b – Preliminary results expected late second quarter 2013	Wholly-Owned

PG286	Combination of ROCK Inhibitor and travoprost, a PGA, simultaneously acting on both the TM and the secondary drain	Phase 2b – Preliminary results expected third quarter 2013	Wholly-Owned

Clinical
AR-13324	Functions as a ROCK Inhibitor acting on the TM and also targets the NET to reduce fluid inflow	Phase 2b – Preliminary results received May 2013	Wholly-Owned

Pre-Clinical
AR-13533	Follow-on product to AR-13324 with distinct properties that may provide additional IOP-lowering effect	Pre-Investigational New Drug	Wholly-Owned

AR-12286

AR-12286 is a small molecule ROCK Inhibitor that is conveniently dosed once daily in the evening, similar to the PGAs, whereas the most commonly used second-line drugs are dosed two to three times per day. Currently approved second-line drugs have meaningful safety and tolerability issues such as systemic adverse effects and contraindications for the beta blockers and, for example, blurring, bitter taste, allergic reactions and drowsiness for the other classes. AR-12286 has not shown systemic adverse effects through Phase 2a, and the main tolerability finding is transient, mild to moderate hyperemia similar in rate to latanoprost, the most commonly prescribed glaucoma drug. The high selectivity of AR-12286 for Rho Kinase relative to other serine/threonine kinases contributes to its safety and tolerability profile.

Rho Kinase is a serine/threonine-specific protein kinase that is a key enzymatic regulator of actomyosin dynamics within cells. It phosphorylates a number of intracellular proteins to drive the formation of actin fibers, which in turn promotes contraction. Rho Kinase activity also promotes the production of extracellular matrix proteins that help to anchor cells to their substrate. In the trabecular outflow pathway of the eye, the resistance to fluid outflow that maintains elevated IOP is regulated by the contraction of TM cells and the production of extracellular matrix. ROCK Inhibitors block TM cell contraction and reduce the production of extracellular matrix, thereby increasing fluid outflow and thus decreasing IOP. In addition, ROCK Inhibitors may further improve trabecular outflow by reducing episcleral venous pressure in the eye through relaxing and dilating the episcleral veins.

We believe that AR-12286 has the potential to become a second-line drug of choice based upon a combined efficacy, dosing and tolerability profile that demonstrated meaningful improvement relative to current second-line drugs and its distinct ability to target the tissue responsible for elevated IOP, the diseased TM.

AR-12286 Phase 2a Results

In September 2010, we completed a 28-day Phase 2a study comparing AR-12286 to latanoprost, a commonly prescribed PGA. In this study, 217 patients were randomized to AR-12286 (0.25% concentration) dosed twice daily, AR-12286 (0.5% concentration) dosed once daily or latanoprost dosed once daily. The results demonstrated that the IOP lowering of AR-12286 (0.5% concentration) dosed once daily to be within approximately 1mmHg of latanoprost. We believe this result supports the position that once-daily dosed AR-12286 can become the preferred second-line and adjunctive drug to current therapies. The chart below shows the results of this Phase 2a study in terms of diurnal average IOP, or the average IOP level as measured multiple times throughout the day.

*	Represents the average IOP measured at 8 a.m., 10 a.m., 12 p.m. and 4 p.m. on days 14 and 28.

We completed a second Phase 2a study in February 2012, which enrolled 66 patients not adequately controlled by latanoprost who were then randomized to either AR-12286 (0.5% concentration) dosed once daily or timolol, a commonly prescribed beta blocker, dosed twice daily. AR-12286 showed 3 to 5 mmHg of additional IOP lowering beyond latanoprost with once-daily dosing. Timolol showed a similar effect but required twice-daily dosing. The study demonstrated that AR-12286 (0.5% concentration) provides additive efficacy as an adjunctive therapy to latanoprost.

AR-12286 Development Strategy

We are currently conducting a randomized, controlled three-month Phase 2b study for AR-12286 in approximately 200 patients. This study compares two strengths of AR-12286 (0.5% and 0.7% concentrations) dosed once daily in the evening against timolol dosed twice daily. Preliminary results are expected in the late second quarter of 2013.

If Phase 2b results are successful, Phase 3 pivotal studies for AR-12286 are expected to utilize either the 0.5% or 0.7% concentration. We do not expect to commence AR-12286 Phase 3 studies until at least six to eight months after receiving Phase 2b results, at the earliest. Based on preliminary discussions with regulatory agencies, we plan to run two pivotal, non-inferiority registration studies comparing AR-12286 dosed once daily to timolol dosed twice daily. The total enrollment for both studies, which will be conducted in both the United States and Europe, is expected to be approximately 1,200 patients, and will include a 3-month efficacy study that will begin concurrently with a 24-month safety study. For European markets, the safety study will be of 12-month duration.

PG286

PG286 is a combination of AR-12286 (0.5% concentration) formulated with travoprost (0.004% concentration), a commonly prescribed PGA. PG286 has the potential to be the first fixed-dose combination product in the United

States to include a PGA and enter the market as a first- and/or second-line drug. We believe that the Phase 2a data for PG286 also suggests that it could successfully compete with current PGA-timolol fixed combinations that are available on the European market. A third-party patent to topical ophthalmic compositions containing travoprost is expected to expire by the end of 2014, well ahead of the first potential market launch of PG286. We believe PG286 is the first and only specific product to lower IOP through two distinct outflow mechanisms – trabecular outflow through the action of AR-12286 and secondary drain outflow through the action of travoprost. PG286 is conveniently dosed as a single eye drop used once daily in the evening and has the potential to offer the joint effectiveness of two potent drugs.

PG286 Phase 2a Results

In June 2012, we completed a 7-day Phase 2a study that randomized 93 patients to once daily dosages in the evening of (1) PG286 (0.25% concentration), which is a fixed combination of AR-12286 (0.25% concentration) and travoprost, (2) PG286 (0.5% concentration), which is a fixed combination of AR-12286 (0.5% concentration) and travoprost or (3) Travatan Z, a commonly prescribed PGA, which served as the active control. As compared to Travatan Z, PG286 (0.5% concentration) demonstrated an additional diurnal IOP lowering of 2.3 mmHg, which was the mean IOP level measured at 8 a.m., 10 a.m. and 4 p.m., the time points typically used in registration studies. PG286 (0.5% concentration) demonstrated a 45% reduction in IOP at peak effect and maintained mean IOP below 16 mmHg at all measured time points. We believe these results indicate that PG286 has the potential to deliver the highest IOP lowering efficacy of all currently marketed mono and combination therapies with the convenience of a single, once-daily eye drop. The chart below shows the results of this Phase 2a study.

PG286 Development Strategy

We are currently conducting a randomized, controlled 28-day Phase 2b study for PG286 in approximately 200 patients. This study compares PG286 (0.5% concentration) to each of its individual components. Preliminary results are expected in the third quarter of 2013.

If Phase 2b results are successful, based on preliminary consultations with regulatory agencies, we plan to run two pivotal studies for registration. We do not expect to commence PG286 Phase 3 studies until at least six to eight months after receiving Phase 2b results, at the earliest. We plan to conduct the PG286 Phase 3 studies both in the United States and Europe. The first study will compare PG286 (0.5% concentration) to AR-12286 (0.5% concentration) and Travatan Z, and will include a 3-month efficacy study that will begin concurrently with a 12-month safety study. This study will include over 800 patients. The second Phase 3 pivotal study is planned to include over 600 patients and will compare PG286 (0.5% concentration) to Cosopt, an approved fixed dose combination of carbonic anhydrase inhibitors and beta blockers, in a study of three months duration for efficacy.

Market Research for AR-12286 and PG286

In July 2012, we commissioned an independent research firm to conduct a quantitative market research survey with 315 ophthalmologists, glaucoma specialists and optometrists as well as 23 payors in the United States, France and Germany. The survey also included qualitative interviews. Overall, the results suggested that AR-12286 and PG286 may successfully take market share from all existing drug classes for the treatment of patients with glaucoma.

In the quantitative survey, compliance was identified as a major issue in the use of topical glaucoma drugs with dosing frequency playing an important role. Specifically, 77% of U.S.-based respondents characterized a once-daily dosing regimen as an important attribute for new products. Expectations for new therapies include improved efficacy, improved tolerability and once-daily dosing.

Additionally, respondents in the quantitative analysis were asked to rate their opinion of the need for new topical therapies for the treatment of glaucoma on a scale of 1 to 7, with a score of 7 representing the highest need. The results were scores of 6.0, 6.3 and 5.7 in the United States, France and Germany, respectively. A greater drop in IOP was considered the most important attribute of any new treatment for glaucoma. Better tolerability and once-daily dosing were very close and the next most important.

The study also revealed favorable results regarding the profiles of AR-12286 and PG286. Respondents were asked to report their likelihood to use the product candidates based on our Phase 2a study results and assuming that reimbursement would not be an issue. On a scale of 1 to 7, a score of 7 represented a definite intention of use. The results for AR-12286 were scores of 5.8, 5.4 and 5.4 in the United States, France and Germany, respectively. The results for PG-286 were scores of 6.3, 5.8 and 5.8 in the same territories.

The qualitative study, which included interviews with three ophthalmologists, one glaucoma specialist and one optometrist, resulted in respondents expressing interest in both product candidates. For AR-12286, the product candidate’s new mechanism of action, once-daily dosing and efficacy similar to latanoprost were most often mentioned as positive initial impressions. While only preliminary data were shown on PG286, respondents expressed a high level of interest in this product candidate. The ability to dose once daily and have an additive effect to travoprost prompted most respondents to suggest that it could be a preferred second-line treatment.

The primary issue or concern for both product candidates was the limited amount of data available. Most respondents expressed a desire to see comparative data versus other single agents and combination products. While respondents expect the use of PG286 will be more straightforward, they also believe that both products will be viable candidates for second-line therapy due to the complementary mechanism of action and once-daily dosing in the evening.

In the survey of payors, the respondents were provided product profiles of AR-12286 and PG286 and pricing assumptions in-line with current branded therapies. The respondents expressed that the assumed pricing profile was acceptable and that few restrictions would be imposed on reimbursement.

AR-13324

AR-13324 is the first of a new “dual-action” class that we have discovered and developed internally. In addition to the biological effect of Rho Kinase inhibition, AR-13324 also inhibits the NET. The NET regulates eye fluid production and inhibiting the NET reduces the inflow of eye fluid.

AR-13324 Phase 2a Results

In August 2012, we completed a 7-day Phase 2a study that randomized 85 patients to once-daily dosages in the morning of AR-13324 (0.01% concentration), AR-13324 (0.02% concentration), AR-13324 (0.04% concentration) and a placebo control. The results show IOP a lowering effect of 25% to 30% from baseline. The chart below shows the results of this Phase 2a study.

AR-13324 Development Strategy

A Phase 2b study was recently completed and we are in the process of analyzing the results.

AR-13533

In addition to our clinical-stage product candidates, we are in pre-clinical development with a second generation dual action compound, AR-13533, which is designed with unique physicochemical and pharmacological properties that may provide additional IOP-lowering effect in patients with glaucoma. Unlike AR-13324, AR-13533 is not a pro-drug and thus does not require conversion to the active form in the cornea. In vivo models have demonstrated strong stability and a favorable tolerability and efficacy profiles. We have assigned AR-13533 as an investigational new drug, or IND, candidate, but have not yet submitted the IND to the FDA and there can be no assurance that an IND will even be submitted.

Manufacturing

All of our drug candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amendable to scale up and does not require unusual equipment in the manufacturing process. We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We currently rely on third-party manufacturers, which primarily include Regis Technologies, Inc. and Bausch & Lomb, Inc., to produce the active pharmaceutical ingredient and final drug product for our clinical studies, respectively. We manage such production with all our vendors on a purchase order basis in accordance with applicable master service and supply agreements. We do not have long-term agreements with any of these or any other third-party suppliers. If any of our existing third-party suppliers should become unavailable to us for any reason for the supply of drug substance, we believe that there are a number of potential replacements, although we might experience a delay in our ability to obtain alternative suppliers. We also do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if and when they are approved. With respect to commercial production of our potential products in the future, we plan on outsourcing production of the active pharmaceutical ingredients and final product manufacturing if and when approved for marketing by the applicable regulatory authorities.

We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities. However, should a supplier or manufacturer on which we have relied to produce a product candidate provide us with a faulty product or such product is later recalled, we would likely experience delays and additional costs, each of which could be significant.

Competition

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our experience and scientific knowledge provide us with competitive advantages, we face competition from established brand and generic pharmaceutical companies, such as Bausch & Lomb, Inc., Merck & Co., Inc. and Novartis as well as from academic institutions, government agencies and private and public research institutions, which may in the future develop products to treat glaucoma. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that the key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, price, safety, convenience, tolerability profile and the availability of reimbursement from government and other third-party payors.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical studies, obtaining regulatory approvals and marketing approved products than we do. Sucampo Pharmaceuticals, Inc. recently launched commercialization of Rescula, a twice daily dosed PGA, that is believed to reduce elevated IOP by increasing the outflow of aqueous humor through the TM. In addition, early-stage companies that are also developing glaucoma treatments, such as Amakem, which is developing a ROCK Inhibitor, and Inotek Pharmaceuticals, which is developing an adenosine receptor agonist, may prove to be significant competitors. Other early-stage companies may also compete through collaborative arrangements with large and established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer adverse effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in many cases insurers or other third-party payors seek to encourage the use of generic products. Our industry is highly competitive and is currently dominated by generic drugs, and additional products are expected to become available on a generic basis over the coming years. If any of our product candidates are approved, we expect that they will be priced at a premium over competitive generic products.

Intellectual Property

We seek patent protection in the United States and internationally for our product candidates. Upon securing these rights, we will maintain and defend our patent rights to protect our technology, inventions, processes and improvements that are commercially important to the development of our business. We cannot be sure that any of our existing patents, patents pending that may granted or patents filed in the future will be commercially useful in protecting our technology. We cannot be sure that patents pending or patents filed in the future will be granted. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, see “Risk Factors—Risk Related to Intellectual Property.”

Our intellectual property consists of granted patents for compositions of matter and methods of use, as well as pending patent applications to our product candidates. We hold the following patents for composition of matter by product candidate:

■	AR-12286. Patents in Spain, France, Germany, United Kingdom and Italy, each of which expire in 2029.

■	AR-13324. United States Patent 8394826, scheduled to expire in 2030.

We have established and continue to build proprietary positions for our product candidates and related technology in the United States and other jurisdictions. As of April 30, 2013, we had five U.S. patent applications and 19 foreign national patent applications pending covering various aspects of our product candidates.

In October 2012, our board of directors authorized the divestiture of certain non-core intellectual property for future development by an unrelated partner. As part of this transaction, we licensed the non-ophthalmic rights to our intellectual property portfolio to Novaer Holding, Inc. See Note 13 to our financial statements appearing elsewhere in this prospectus.

Regulatory Matters

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and related regulations. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable United States regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by FDA or an Institutional Review Board, or IRB, of a clinical hold on studies, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion and import and export of our products. Our drugs must be approved by FDA through the NDA process before they may be legally marketed in the United States. See “—NDA Process” below.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our current or any future product candidates or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Marketing Approval

The process required by the FDA before drugs may be marketed in the United States generally involves the following:

■	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices or other applicable regulations;

■	submission of an IND application which must become effective before clinical studies may begin;

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adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed drug for its intended use or uses conducted in accordance with Good Clinical Practices, or GCP, which are ethical and scientific quality standards, and FDA requirements for conducting, recording and reporting clinical studies to assure the rights, safety and well-being of study participants are protected;

■	pre-approval inspection of manufacturing facilities and clinical study sites; and

■	FDA approval of an NDA which must occur before a drug can be marketed or sold.

The testing and approval process requires substantial time and financial resources, and we cannot be certain that any new approvals for our product candidates will be granted on a timely basis if at all.

IND Application and Clinical Studies

Prior to commencing the first clinical study, an initial IND application must be submitted to the FDA. The IND application automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical study. In such case, the IND application sponsor must resolve any outstanding concerns with the FDA before the clinical study may begin. A separate submission to the existing IND application must be made for each successive clinical study to be conducted during product development. Further, an independent IRB for each site proposing to conduct the clinical study must review and approve the plan for any clinical study before it commences at that site. Informed consent must also be obtained from each study subject. Regulatory authorities, an IRB, a data safety monitoring board or the sponsor, may suspend or terminate a clinical study at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical studies are typically conducted in phases that may overlap:

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Phase 1—the drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. These studies may also gain early evidence on effectiveness. During Phase 1 clinical studies, sufficient information about the investigational drug’s pharmacokinetics and pharmacologic effects may be obtained to permit the design of well- controlled and scientifically valid Phase 2 clinical studies.

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Phase 2—studies are conducted in a limited number of patients in the target population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical studies may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical studies. Throughout this prospectus, we refer to our initial Phase 2 studies as “Phase 2a” and our subsequent Phase 2 studies as “Phase 2b.”

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Phase 3—when Phase 2 evaluations demonstrate that a dosage range of the product appears effective and has an acceptable safety profile, and provide sufficient information for the design of Phase 3 studies, Phase 3 studies are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug and to provide an adequate basis for product labeling and approval by the FDA.

Post-marketing studies, sometimes referred to as Phase 4 clinical studies, may be conducted after initial marketing approval. These studies may be required by the FDA as a condition of approval and are used to gain additional experience from the treatment of patients in the intended therapeutic indication. The FDA also now has express statutory authority to require post-market clinical studies to address safety issues. All of these studies must be conducted in accordance with GCP requirements in order for the data to be considered reliable for regulatory purposes.

Typically, if a drug product is intended to treat a chronic disease, as is the case with our products, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our current or any future product candidates on a timely basis, if at all. Success in early stage clinical studies does not ensure success in later stage clinical studies. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

Our planned clinical studies for our product candidates may not begin or be completed on schedule, if at all. Clinical studies can be delayed for a variety of reasons, including delays in:

■	obtaining regulatory approval to commence a study;

■	reaching agreement with third-party clinical study sites and their subsequent performance in conducting accurate and reliable studies on a timely basis;

■	obtaining IRB approval to conduct a study at a prospective site;

■	recruiting patients to participate in a study; and

■	supply of the drug.

The NDA Approval Process

In order to obtain approval to market a drug in the United States, a marketing application must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational drug for the proposed indication. The application is typically submitted approximately six months after completion of Phase 3 studies. Each NDA submission requires a substantial user fee payment unless a waiver or exemption applies. The application includes all relevant data available from pertinent nonclinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators that meet GCP requirements.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meetings to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical study that they believe will support approval of the new drug. If this type of discussion occurred, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the design of the Phase 3 clinical study protocol design and analysis that will form the primary basis of an efficacy claim.

According to a FDA guidance for industry on the SPA process, a sponsor which meets the prerequisites may make a specific request for a special protocol assessment and provide information regarding the design and size of the proposed clinical study. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed study is adequate, and that evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed study begins, and all open issues must be resolved before the study begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the study begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.

Concurrent with clinical studies, companies usually complete additional animal safety studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and the manufacturer must develop methods for testing the quality, purity and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf-life.

The results of product development, nonclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept a NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA seeks to review NDAs in ten months. After the FDA completes its initial review of an NDA, it will communicate to the sponsor that the drug will either be approved, or it will issue a complete response letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, nonclinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application or the timing of any such approval, if ever.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical study in accordance with GCP, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process for a drug requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could significantly delay or preclude us from marketing our products.

The FDA may require, or companies may pursue, additional clinical studies after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied for continuing drug approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-marketing studies to specifically address safety issues identified by the agency. See “—Post-Marketing Requirements” below.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy, or an REMS, from manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the PDUFA review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution, or post-marketing study requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for our products, or obtaining approval but for significantly limited use, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Patent Term Restoration and Marketing Exclusivity

Under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.

Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, provided the sponsor acted with diligence. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and effectiveness. We cannot be certain that the PTO and the FDA would grant a patent term extension.

Post-Marketing Requirements

Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be approved or may result in a lengthy review process.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market.

The FDA also may require post-marketing testing, also known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Reimbursement, Anti-Kickback and False Claims Laws and Other Regulatory Matters

In the United States, the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, state Attorneys General and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the Federal Anti-Kickback Statute, the False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act (HIPAA), as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-government payors.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our product candidate, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidate. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

As noted above, in the United States, we are subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the Federal Anti-Kickback Statute, the federal False Claims Act, and other state and federal laws and regulations. The Federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the Federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the absence of guidance in the form of regulations or court decisions, and the potential for additional legal or regulatory change in this area, it is possible that our future sales and marketing practices and/or our future relationships with physicians might be challenged under anti-kickback laws, which could harm us. Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we plan to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject.

The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Although we would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. For example, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and may suffer a decline in our stock price. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, as discussed below, beginning in 2013, a similar federal requirement will require manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by required, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Patient Protection and Affordable Health Care Act

In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, PPACA) was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

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The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for Medicare and Medicaid Services (CMS) have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

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In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

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Effective in 2011, PPACA imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

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Effective in 2011, PPACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

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Effective in 2012, PPACA required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers are required to report this information beginning in 2013.

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As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to PPACA to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

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PPACA created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

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PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Many of the details regarding the implementation of PPACA are yet to be determined, and at this time, it remains unclear the full effect that PPACA would have on our business.

European Union Drug Development

In the European Union, our products will also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained, and the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical study regulatory framework, setting out common rules for the control and authorization of clinical studies in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical study can be initiated it must be approved in each of the EU countries where the study is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. In addition, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical study must be reported to the NDCA and ECs of the Member State where they occurred.

The EU clinical studies legislation is currently undergoing a revision process mainly aimed at making more uniform and streamlining the clinical studies authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical studies and increasing the transparency of clinical studies.

European Union Drug Review Approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the European Medicines Agency, or the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorized marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member state, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

We had 22 full-time employees as of April 30, 2013. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Property and Facilities

Our headquarters is currently located in Bedminster, New Jersey, and consists of approximately 6,800 square feet of leased office space under a lease that expires on July 30, 2018. Our research and development facility is located in Research Triangle Park, North Carolina and consists of approximately 7,000 square feet of leased laboratory space under an annual leasing arrangement. We may require additional space and facilities as our business expands.

Legal Proceedings

We are not currently subject to any material pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of May 1, 2013.

NAME	AGE	POSITION(S)
Executive Officers
Thomas J. van Haarlem, MD	51	President, Chief Executive Officer and Director
Richard J. Rubino	55	Chief Financial Officer
Casey C. Kopczynski, PhD	51	Chief Scientific Officer
Brian Levy, OD, MSc	61	Chief Medical Officer
Non-Employee Directors
Vicente Anido Jr., PhD	60	Chairman of the Board
Janet L. Conway, PhD	62	Director
Geoffrey Duyk, MD, PhD	53	Director
David W. Gryska	57	Director
Dennis Henner, PhD	62	Director
David Mack, PhD	51	Director
Anand Mehra, MD	38	Director

The following includes a brief biography for each of our executive officers and directors, with each director biography including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member of our board of directors should serve as a director as of the date of this prospectus. There are no family relationships among any of our directors or executive officers.

Executive Officers

Thomas J. van Haarlem, MD has served as our President and Chief Executive Officer since co-founding the Company in 2005 and as a member of our board of directors since 2005. From 2003 to 2004, Dr. van Haarlem served as Vice-President of the Surgical Ophthalmology business at Pfizer. From 2000 to 2003, he served as the Vice President of Commercial Development at Pharmacia before its acquisition by Pfizer. Dr. van Haarlem has also served in various management and executive positions at Merck & Co., Inc. from 1988 to 1999, both in Europe and in the United States. Dr. van Haarlem received an MD from the University of Amsterdam. We believe that Dr. van Haarlem’s detailed knowledge of our company, expertise in glaucoma and his 25 year career in the pharmaceutical industry provide him with the qualifications and skills to serve as a member of our board of directors.

Richard J. Rubino has served as our Chief Financial Officer since October 2012. From March 2008 to April 2012, Mr. Rubino served as Senior Vice President, Finance and Chief Financial Officer of Medco Health Solutions, Inc. and from May 1993 to March 2008 served as Controller and Vice President of Planning, with responsibilities for financial, business and strategic planning. Previously, Mr. Rubino held various positions at International Business Machines Corporation from 1983 to May 1993 and PricewaterhouseCoopers LLP (formerly Price Waterhouse & Co.) from 1979 to 1983. Mr. Rubino is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Rubino received his BS in Accounting from Manhattan College. He has been a director of the Northside Center for Child Development since 2009, the Treasurer since 2012 and also currently serves as a member of the Finance Committee.

Casey C. Kopczynski, PhD has served as our Chief Scientific Officer since co-founding the Company in 2005. From 2002 to 2005, he was the Managing Partner at Biotech Initiative, LLC, a consulting practice dedicated to emerging biotech companies. He was also previously the Vice President of Research at Ercole Biotech, Inc. from 2003 to 2004, a company developing drugs for the treatment of cancer, inflammation and orphan genetic diseases. Prior to Ercole Biotech, Inc., Dr. Kopczynski was Director of Research and a founding member of the scientific staff at Exelixis, Inc. from 1996 to 2002. Dr. Kopczynski received his PhD in Molecular, Cellular and Developmental Biology from Indiana University and was a Jane Coffin Childs Research Fellow at the University of California, Berkeley.

Brian Levy, OD, MSc has served as our Chief Medical Officer since January 2012. From 1994 to 2008, Dr. Levy was at Bausch & Lomb, Inc. where he served in various roles including Vice President of Research & Development, Corporate Vice President of Research & Development and Chief Medical Officer. Prior to joining Bausch & Lomb, Inc., Dr. Levy was in private clinical practice in Toronto, Ontario from 1980 to 1989, and from 1989 to 1994 he served as an Associate Professor in the Department of Ophthalmology at California Pacific Medical Center in San Francisco. He has also served as Chief Operating Officer at Danube Pharmaceuticals from 2008 to 2010 and Chief Scientific Officer at Nexis Vision from 2010 to 2011, both small venture-backed companies developing products in Ophthalmology. Dr. Levy currently holds an appointment as Clinical Professor in the Department of Ophthalmology at the University of Rochester’s School of Medicine. Dr. Levy received his Doctor of Optometry degree from the University of California at Berkeley and did his post-graduate work in comparative anatomy and physiology of the eye at the University of Waterloo in Canada, where he received a MS degree.

Directors

Vicente Anido Jr., PhD has served as a Chairman and member of our board of directors since April 2013. Dr. Anido is the former President, Chief Executive Officer and Director of Ista Pharmaceuticals, Inc., which was acquired by Bausch + Lomb, Inc. in 2012. Prior to joining Ista Pharmaceuticals, Dr. Anido served as general partner of Windamere Venture Partners from 2000 to 2001. From 1996 to 1999, Dr. Anido served as President and Chief Executive Officer of CombiChem, Inc., a drug discovery company. From 1993 to 1996, Dr. Anido served as President of the Americas Region of Allergan, Inc., where he was responsible for Allergan’s commercial operations for North and South America. Prior to joining Allergan, Dr. Anido spent 17 years at Marion Laboratories and Marion Merrell Dow, Inc., including as Vice President, Business Management of Marion’s U.S. Prescription Products Division. Dr. Anido currently serves as a member of the boards of directors of QLT Inc., Depomed, Inc. and Ista Pharmaceuticals and is a nominee to the board of directors for Nicox S.A. In addition, from 2002 to 2008, Dr. Anido served as a member of the boards of directors of Apria Healthcare, Inc. Dr. Anido holds a BS and a MS from West Virginia University and a PhD from the University of Missouri, Kansas City. We believe Dr. Anido’s experience in the pharmaceutical industry, sales and marketing, business development and pharmaceutical product launch and his experience serving as a director of other public companies provide him with the qualifications and skills to serve as a member of our board of directors.

Janet L. Conway, PhD has served as a member of our board of directors since 2005. Dr. Conway has served as head of Wyoming Ophthalmic Consulting since 2005. Since 2010, Dr. Conway has also provided scientific, pre-clinical and clinical assistance and analysis to The Magnum Group. From 2003 to 2005, Dr. Conway was Director of Licensing and Development at Pfizer, Executive Director of Ophthalmology Licensing at Pharmacia from 2000 to 2003, Director of Global Business Development for Johnson & Johnson’s Vision Care franchise from 1995 to 1999 and Vice President of Product Development and co-founder of M6 Pharmaceuticals from 1993 to 1995. From 1983 to 1993, she held similar positions at VimRx Pharmaceuticals, Olympus Corporation (Medical Device Division) and at Johnson & Johnson’s ophthalmic pharmaceutical and medical device company, IOLAB, and was a Senior Scientist in Allergan’s Discovery Research organization. Dr. Conway holds BA and MA degrees from Northeastern University and a PhD in ocular physiology from the Massachusetts Institute of Technology. Dr. Conway also completed a post-doctoral fellowship in issual neurochemistry at the University of California, Irvine. We believe that Dr. Conway’s scientific background and experience provide her with the qualifications and skills to serve as a member of our board of directors.

Geoffrey Duyk, MD, PhD has served as a member of our board of directors since 2005. Dr. Duyk is a Managing Director of TPG Biotech, an affiliate of TPG Biotechnology Partners II, L.P. Dr. Duyk is a member of numerous NIH panels and oversight committees focused on the planning and execution of the Human Genome Project. Previously, he served on the board of directors and was President of Research and Development at Exelixis, Inc., a biopharmaceutical company focusing on drug discovery, from 1996 to 2003. Prior to Exelixis, Dr. Duyk was Vice President of Genomics and one of the founding scientific staff at Millennium Pharmaceuticals, from 1993 to 1996. Before that, Dr. Duyk was an Assistant Professor at Harvard Medical School in the Department of Genetics and Assistant Investigator of the Howard Hughes Medical Institute. Dr. Duyk currently serves on the board of directors Amyris, Inc., which he joined in May 2012 (and was previously on the board from May 2006 to May 2011), and is also currently on the boards of directors of several private companies and the non-profit Wesleyan University Board of Trustees. He served on the board of directors of Agria Corporation from August 2007 to May 2009, Cardiovascular

Systems, Inc. (formerly Replidyne, Inc.) from 2004 to February 2009 and Exelixis, Inc. from 1996 to 2003. Dr. Duyk holds a BA in Biology from Wesleyan University and a PhD and an MD from Case Western Reserve University. We believe that Dr. Duyk’s experience with the pharmaceutical industry provides him with the qualifications and skills to serve as a member of our board of directors.

David W. Gryska has served as a member of our board of directors since March 2012. From May 2012 until December 2012, Mr. Gryska served as Chief Operating Officer of Myrexis Inc., a biotechnology company. He served in numerous roles at Celgene Corporation, a biopharmaceutical company, including as Senior Vice President and Chief Financial Officer from 2006 to 2010. From October 2004 to December 2006, he was a principal at Strategic Consulting Group, where he provided strategic consulting to early-stage biotechnology companies. Prior to the Strategic Consulting Group, Mr. Gryska was employed by Scios, Inc., a biopharmaceutical company, as Senior Vice President and Chief Financial Officer from November 2000 to October 2004 and as Vice President of Finance and Chief Financial Officer from December 1998 to November 2000. Scios was acquired by Johnson & Johnson in 2003. From 1993 to December 1998, he served as Vice President, Finance and Chief Financial Officer at Cardiac Pathways Corporation, a medical device company. Prior to joining Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. Mr. Gryska currently serves as a member of the boards of directors of several private companies, as well as the board of directors of Hyperion Therapeutics, Inc. since January 2012, Myrexis, Inc. since May 2011 and Seattle Genetics Inc. since March 2005. Mr. Gryska received a BA in accounting and finance from Loyola University and an MBA from Golden Gate University. We believe that Mr. Gryska’s business experience as a senior financial executive at a life sciences and biotechnology company and his experience serving as a director of other public companies provide him with the qualifications and skills to serve as a member of our board of directors.

Dennis Henner, PhD has served as a member of our board of directors since 2011. Dr. Henner has served as managing director of Clarus Ventures, LLC since the firm’s inception in 2005. He has over 27 years of healthcare industry and investment experience, including as a partner at MPM Capital from 2001 to 2005. From 1978 to 2001, Dr. Henner was a scientist and executive at Genentech, Inc. where he held various positions, including Senior Vice President of Research, and was a member of Genentech’s executive committee. In addition to serving on our board of directors, Dr. Henner currently serves as a member of the boards of directors of several private companies, as well as the board of directors of KaloBios Pharmaceuticals, Inc. since March 2005. He is a member of the Board of Trustee of Reed College. Dr. Henner received his PhD from the Department of Microbiology at the University of Virginia and completed his post-graduate training at the Scripps Clinic and Research Foundation. We believe that Dr. Henner’s experience in the healthcare industry provides him with the qualifications and skills to serve as a member of our board of directors.

David Mack, PhD has served as a member of our board of directors since 2005. Dr. Mack currently serves as a Director at Alta Partners, which he joined in 2002. Dr. Mack was Acting Chief Executive Officer and director of Angiosyn from 2003 to 2005. In 1997, Dr. Mack co-founded and served as Vice President of Genomics Research at Eos Biotechnology from 1997 to 2002. From 1994 to 1997, Dr. Mack served at Affymetrix Inc. as Head of Cancer Biology. Dr. Mack currently serves as a member of the boards of directors of several private companies. Dr. Mack holds a BA in Molecular Biology from the University of California, Berkeley and received his PhD from the University of Chicago where he was a Howard Hughes fellow in Molecular Genetics and Cell Biology. He was an American Cancer Society postdoctoral fellow at Stanford University School of Medicine in Microbiology and Immunology. We believe that Dr. Mack’s management experience in the pharmaceuticals industry and scientific background provides him with the qualifications and skills to serve as a member of our board of directors.

Anand Mehra, MD has served as a member of our board of directors since August 2010. Dr. Mehra has ten years of experience as a management consultant and biotech investor and currently serves as a General Partner at Sofinnova Ventures, which he joined in 2007 as a principal, a healthcare focused investment firm specializing in clinical stage pharmaceutical companies. Prior to joining Sofinnova Ventures, Dr. Mehra worked at JP Morgan Partners, and consulted at McKinsey and Company. Dr. Mehra currently serves as a member of the boards of directors of several private companies. Dr. Mehra graduated Phi Beta Kappa from the University of Virginia with a BA in government and foreign affairs and received his MD from Columbia University’s College of Physicians and Surgeons. We believe that Dr. Mehra’s directorship experience and scientific background provides him with the qualifications and skills to serve as a member of our board of directors.

Board Composition and Election of Directors

Our board of directors currently consists of eight members. Messrs. Duyk, Henner, Mack and Mehra were elected as directors pursuant to a voting agreement that we have entered into with the holders of our outstanding series of preferred stock. The voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

■	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in ;

■	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in ; and

■	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in .

The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Under the listing requirements and rules of the NASDAQ Global Market, or Nasdaq, independent directors must compose a majority of a listed company’s board of directors within a one year period following the completion of this offering. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent within the meaning of applicable Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In             , 2013, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. As a result of this review, our board of directors determined that                          and                          qualify as “independent” directors within the meaning of the Nasdaq rules. Although Nasdaq rules require that a majority of the board of directors and each member of our audit, compensation and nominating committees must be independent, under special phase-in rules applicable to new public companies, we will have until one year from the effective date of our initial public offering to comply with these independence requirements. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

The members of our audit committee following the offering will be              and             .              will serve as chair of the audit committee. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq and which will be available on our website prior to the completion of this offering at www.aeriepharma.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Under the applicable Nasdaq rules, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Rule 5605 of the Nasdaq listing standards on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act, which require (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our board of directors has determined that              members of our audit committee who will continue to be on the audit committee following our initial public offering are independent as independence is currently defined in Rule 5605 of the Nasdaq listing standards and Rule 10A-3 under the Exchange Act. We expect that membership of this committee will be changed to comply with independence requirements prior to the end of the phase-in period permitted by Nasdaq.

In addition, our board of directors has determined that each member of the audit committee is financially literate and that              qualifies as an “audit committee financial expert” as defined in applicable SEC rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees.

The responsibilities of our audit committee include, among other things:

■

reviewing our annual and quarterly financial statements and reports, discussing the statements and reports with our independent registered public accounting firm and management and recommending to the board whether to include the financial statements in the annual reports filed with the SEC;

■	discussing the type of information to be disclosed and the type of presentation to be made regarding financial information and earnings guidance to analysts and ratings agencies;

■

overseeing our disclosure controls and procedures, including internal controls over our financial reporting, and reviewing and discussing our management’s periodic review of the effectiveness of our internal control over financial reporting;

■

reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation, matters concerning the scope, adequacy and effectiveness of our financial controls, effects of alternative accounting principles generally accepted in the United States of America, methods on our financial statements and any correspondence or reports that raise issues with or could have a material effect on our financial statements;

■	retaining, appointing, setting compensation of and evaluating the performance, independence, internal quality control procedures and qualifications of our independent auditors;

■	reviewing and approving in advance the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

■	reviewing with our independent registered public accounting firm the planning and staffing of the audit, including the rotation requirements and other independence rules;

■	reviewing and, if acceptable, approving any related person transactions and establishing and reviewing our code of business conduct and ethics;

■	overseeing and discussing with management our policies with respect to risk assessment and risk management, and our significant financial and operational risk exposures;

■	setting policies for our hiring of employees or former employees of our independent registered public accounting firm;

■	reviewing and assessing the adequacy of our audit committee charter periodically; and

■

establishing procedures for receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters, and for confidential, anonymous submissions of accounting and auditing concerns by employees.

Compensation Committee

The members of our compensation committee are              and             .              serves as chair of the compensation committee.              members of our Compensation Committee are independent as independence is currently defined in Section 5605 of the Nasdaq listing standards and qualify as outside directors under Section 162(m) of the Code. We expect that membership of this committee will be changed to comply with independence requirements prior to the end of the phase-in period permitted by Nasdaq. The compensation committee operates under a written charter that satisfies the applicable standards of Nasdaq and which will be available on our website prior to the completion of this offering at www.aeriepharma.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

The responsibilities of our compensation committee include, among other things:

■	approving the compensation and other terms of employment of our chief executive officer, which are then reviewed and ratified by our board of directors;

■	approving or recommending to our board of directors the compensation and other terms of employment of our senior executives;

■

approving annually the corporate goals and objectives relevant to the compensation of our chief executive officer and assessing at least annually our chief executive officer’s performance against these goals and objectives;

■	reviewing annually our compensation strategy, including base salary, incentive compensation and equity-based grants, as well as adoption, modification or termination of this compensation;

■	evaluating at least annually and recommending to our board of directors the type and amount of compensation to be paid or awarded to non-employee board members;

■	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

■	approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

■	reviewing at least annually the adequacy of our compensation committee charter; and

■	reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are              and             .              serves as chair of this committee. Currently, our board of directors has determined that              and              are independent as independence is currently defined in Section 5605(a)(2) of the Nasdaq listing standards. We expect that membership of this committee will be changed to comply with independence requirements prior to the end of the phase-in period permitted by Nasdaq. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of Nasdaq and which will be available on our website prior to the completion of this offering at www.aeriepharma.com. The inclusion of our website address here and elsewhere in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

The responsibilities of our nominating and corporate governance committee include, among other things:

■	identifying, considering and nominating candidates to serve on our board of directors;

■	developing and recommending the minimum qualifications for service on our board of directors;

■	overseeing the evaluation of the board and management on an annual basis;

■	considering nominations by stockholders of candidates for election to the board of directors;

■	reviewing annually the independence of the non-employee directors and members of the independent committees of the board;

■	developing and recommending to our board of directors a set of corporate governance guidelines, and reviewing and recommending to our board of directors any changes to such principles;

■	developing and recommending to our board of directors a code of business conduct and ethics, and reviewing and recommending to our board of directors any changes to the code; and

■	reviewing the adequacy of its charter, our corporate governance guidelines and our code of business conduct and ethics on an annual basis.

Code of Business Conduct and Ethics

We adopted a code of business conduct and ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon the completion of this offering, the code of business conduct and ethics will be available on our website at www.aeriepharma.com. We intend to disclose future amendments to the code or any waivers of its requirements on our website to the extent permitted by the applicable rules and exchange requirements.

Executive Officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

EXECUTIVE COMPENSATION

The discussion and tabular disclosure that follows describes our executive compensation program during the fiscal year ended December 31, 2012, our most recently completed fiscal year, with a focus on our executive compensation program relating to the following individuals: Thomas J. van Haarlem, Richard J. Rubino and Brian Levy (our “named executive officers”).

Summary Compensation Table

The following table sets forth the portion of compensation paid to the named executive officers that is attributable to services performed during the fiscal year ended December 31, 2012.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($) (1)	OPTION AWARDS ($) (2)	TOTAL ($)
Thomas J. van Haarlem	2012	$389,622		$146,108	—	$535,730
President & Chief Executive Officer

Richard J. Rubino	2012	$62,500	(3)	$10,080	$700,000	$772,580
Chief Financial Officer

Brian Levy	2012	$285,000		$57,000	$202,000	$544,000
Chief Medical Officer

(1)

Amounts reflected in this column are bonus amounts awarded at the discretion of the board of directors after its assessment of the Company’s and the executive’s performance in the fiscal year. The amount reported will be paid in August 2013.

(2)

The amounts included in the “Option Awards” column represent the grant date fair value computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11—Stock-Based Compensation of our financial statements included elsewhere in this prospectus.

(3)	For Mr. Rubino, represents solely the pro-rated amount of his annual base salary earned since October 15, 2012, his employment start date.

Executive Agreements

Thomas J. van Haarlem. On July 5, 2005, we entered into a letter agreement with Dr. van Haarlem, which was amended effective September 28, 2009. The initial employment term, and the subsequent renewal term entered into pursuant to the amendment effective September 28, 2009, concluded on July 5, 2008 and December 31, 2010, respectively. The letter agreement provides that Dr. van Haarlem is entitled to base salary which is currently $389,622, which may be increased at the board of director’s discretion, and may be decreased only in connection with an overall reduction in executive officer salaries. Dr. van Haarlem is eligible to receive an annual performance bonus of up to 50% of his base salary for the relevant calendar year. His letter agreement also provides for severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination or Change in Control.”

Dr. van Haarlem’s letter agreement provides that for the one-year period following his termination of employment, he is prohibited from (i) soliciting any of our competitors, customers, or employees, and (ii) inducing or encouraging any of our third-party licensors, licensees, distributors, or research, development or commercialization collaborators to terminate or reduce its business activities with us. In connection with the execution of his letter agreement, Dr. van Haarlem also entered into a confidentiality, inventions and noncompetition agreement which provides that for a period of one year following his termination he is prohibited from (i) engaging in any business related to our fields of interest anywhere in the Noncompetition Area (as defined in the agreement), (ii) from interfering with the relationship between us (and any of our affiliates) and its customers then existing or existing at any time within one year prior to termination and (iii) from interfering with the relationship between us and our suppliers then existing or existing at any time within one year prior to termination.

Richard J. Rubino. On September 24, 2012, we entered into a letter agreement with Mr. Rubino, pursuant to which his initial employment term commenced on October 15, 2012 and will expire on October 15, 2015, unless extended by mutual written agreement between us and Mr. Rubino. The letter agreement provides that Mr. Rubino is entitled to base salary which is currently $300,000, which may be increased at the board of director’s or CEO’s discretion and may be decreased by the board of directors only in connection with an overall reduction in executive officer salaries. Mr. Rubino is eligible to receive an annual performance bonus of up to 20% of his base salary for the relevant calendar year.

Mr. Rubino’s letter agreement provides that for the one-year period following his termination of employment, he is prohibited from (i) soliciting any of our competitors, customers, or employees, and (ii) inducing or encouraging any of our third-party licensors, licensees, distributors, or research, development or commercialization collaborators to terminate or reduce its business activities with us. In connection with the execution of his letter agreement, Mr. Rubino also entered into a confidentiality, inventions and noncompetition agreement which provides that for a period of one year following his termination he is prohibited from (i) engaging in any business related to our fields of interest anywhere in the Noncompetition Area (as defined in the agreement), (ii) from interfering with the relationship between us (and any of our affiliates) and our customers then existing or existing at any time within one year prior to termination and (iii) from interfering with the relationship between us and our suppliers then existing or existing at any time within one year prior to termination.

Brian Levy. On December 15, 2011, we entered into a letter agreement with Dr. Levy, pursuant to which his initial employment term commenced on January 2, 2012 and will expire January 2, 2016, and will thereafter be subject to automatic one-year extensions unless either we or Dr. Levy provide at least 90 days written notice of non-extension. The letter agreement provides that Dr. Levy is entitled to base salary which is currently $285,000 which may increased at the board of director’s or CEO’s discretion, and may be decreased only in connection with an overall reduction in executive officer salaries. Dr. Levy is eligible to receive an annual performance bonus of up to 20% of his base salary for the relevant calendar year. His employment agreement also provides for severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination or Change in Control.”

Dr. Levy’s letter agreement provides that for the one-year period following his termination of employment, he is prohibited from (i) soliciting any of our employees and (ii) inducing or encouraging any of our third-party licensors, licensees, distributors, or research, development or commercialization collaborators to terminate or reduce its business activities with us. In connection with the execution of his letter agreement, Dr. Levy also entered into a confidentiality, inventions and noncompetition agreement which provides that for a period of one year following his termination he is prohibited from (i) engaging in any business related to our fields of interest anywhere in the Noncompetition Area (as defined in the agreement), (ii) from interfering with the relationship between us (and any of our affiliates) and our customers then existing or existing at any time within one year prior to termination and (iii) from interfering with the relationship between us and our suppliers then existing or existing at any time within one year prior to termination.

Equity Incentive Awards

Our named executive officers are eligible to receive long-term equity-based incentive awards under the Aerie Pharmaceuticals, Inc. 2005 Stock Option Plan (the “2005 Equity Plan”). While we believe that long-term equity awards are an important element of the “mix” of compensation paid to our named executive officers, we do not maintain any formal grant-making policy. Instead, the board of directors (or the compensation committee) periodically reviews the total level and mix of compensation paid to each of our named executive officers in order to determine the appropriate timing and amounts of long-term equity awards so as to continue to promote the alignment of our executive officers’ interests with those of our stockholders.

Richard Rubino. Pursuant to the terms of an incentive stock option agreement, on October 15, 2012, we granted Mr. Rubino an option to purchase 1,725,000 shares of common stock scheduled to vest over a period of four years beginning on the anniversary of the date of grant, which option agreement was subsequently amended on March 21, 2013 to provide that (i) the option would no longer be an incentive stock option as described in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the option would be fully vested and (iii) Mr. Rubino may elect to net exercise his option such that the number of shares delivered would reflect the total number of shares underlying the option reduced by the number of shares of common stock having a fair market value on the date of exercise equal to the aggregate exercise price for the total number of shares underlying the option (“net exercise”). As described in greater detail in footnote 5 to the “Outstanding Equity Awards at Fiscal Year-End” table, this option was exercised in full by Mr. Rubino in March 2013. We also made an additional option grant to purchase 874,694 shares of common stock, which was the equivalent number of shares he surrendered to us in connection with the cashless exercise of his October 2012 option.

Brian Levy. Pursuant to the terms of an incentive stock option agreement, on January 1, 2012, we granted Dr. Levy an option to purchase 770,000 shares of common stock scheduled to vest 25% on or after December 31, 2012, and 75% in 36 equal monthly installments on the corresponding day of each successive month thereafter. The option terminates on the earliest to occur of (i) January 1, 2022, (ii) the expiration of the post-termination exercise period or (iii) upon a Transfer of Control.

The treatment of Dr. van Haarlem’s, Mr. Rubino’s and Dr. Levy’s equity awards upon a termination of employment or a Transfer of Control is described below in the section entitled “Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning outstanding equity awards for each of our named executive officers as of December 31, 2012.

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Thomas J. van Haarlem	210,364	(1)			$0.0010	8/12/2015
	280,000	(2)			$0.0790	2/19/2018
	1,141,428		263,407	(3)	$0.0810	12/3/2019
	286,087		367,827	(4)	$0.0392	4/28/2021

Richard J. Rubino			1,725,000	(5)	$0.2941	10/15/2022

Brian Levy	192,500		577,500	(6)	$0.2849	1/1/2022

(1)	This option was granted on July 5, 2005 and was fully vested as of July 5, 2010.
(2)	This option was granted on February 19, 2008 and was fully vested as of December 29, 2012.
(3)	This option was granted on December 3, 2009 and is scheduled to vest in equal monthly installments such that the option will be fully vested on September 22, 2013.
(4)	This option was granted on April 28, 2011 and is scheduled to vest in equal monthly installments such that the option will be fully vested on March 25, 2015.
(5)

This option was granted on October 15, 2012 and was scheduled to vest 25% on October 14, 2013, and thereafter in equal monthly installments such that the option would have been fully vested on October 14, 2016. This option is no longer outstanding. Pursuant to an amendment to the option agreement, in March 2013, the option was fully vested and Mr. Rubino exercised the option in full on a net exercise basis such that he acquired 850,306 shares of common stock. In order to cover Mr. Rubino’s out-of-pocket tax costs associated with the exercise of his option, we made an additional grant of 1,004,864 shares of restricted stock which is scheduled to vest over a two-year period in equal monthly installments. We also made an additional option grant to purchase 874,694 shares of common stock, which was the equivalent number of shares he had surrendered to us in connection with the cashless exercise of his October 2012 option.

(6)

This option was granted on January 1, 2012. The option vested 25% on December 31, 2012 and thereafter is scheduled to vest in equal monthly installments such that the option will be fully vested on December 31, 2015.

Retirement Benefit Programs

Our named executive officers are entitled, on the same basis as our other employees, to participate in our 401(k) plan, a tax-qualified defined contribution plan under Section 401 of the Code. Pursuant to the 401(k) plan, participants may contribute an amount of his or her pre-tax compensation up to the statutory limit, which limit in 2013 is $17,500.

Potential Payments Upon Termination or Change in Control

Thomas J. van Haarlem and Brian Levy. Upon termination by us without Cause or by the executive in connection with a Constructive Termination Event (as defined in the letter agreements), Dr. van Haarlem would be entitled to 12 months of annual base salary, and Dr. Levy would be entitled to six months of annual base salary, in each case at the rate in effect immediately prior to the date of such termination (in each respective case, the “Severance Amount”).

The Severance Amount will be paid to the executive in installments in accordance with our normal payroll practices or, at our election, in a lump sum. Notwithstanding the foregoing, if we elect to pay the Severance Amount in a lump sum pursuant to the executive’s determination that such payment would have resulted in the avoidance of the imposition of excise taxes, and we subsequently determine either that (i) the payment of the Severance Amount in installments would not result in the imposition of excise taxes upon the executive or (ii) payment of the Severance Amount in a lump sum would adversely affect our ability to pay our debts as they come due or would otherwise violate any of our obligations or covenants under any written agreement with any third party, we shall not be obligated to pay the Severance Amount in a lump sum and may continue to pay the Severance Amount in installments.

In the event of the executive’s termination for any reason other than for Cause (as defined in the letter agreements), the vested portion of his outstanding option shall remain exercisable until the earlier of (i) expiration of the three-month period (in the case of termination due to death or disability, the twelve-month period) beginning on the date following the termination date and (ii) the option expiration date. In the event of termination for Cause, the option may not be exercised after the date on which the executive’s employment terminates.

Richard Rubino. Mr. Rubino’s employment may be terminated by us for any reason, and may be voluntarily terminated by him with 30 days prior written notice, which notice period may be waived or shortened by us. Upon his termination of employment for any reason, Mr. Rubino would be entitled to payment by us of amounts of base salary and bonus (if any) accrued under any bonus plan through, and payable at, the date of such termination.

In the event of Mr. Rubino’s termination for any reason other than for cause, the vested portion of his option shall remain exercisable until the earlier of (i) expiration of the three-month period (in the case of termination due to death or disability, the twelve-month period) beginning on the date following the termination date and (ii) the option expiration date. In the event of termination for cause (as determined in the sole discretion of the board of directors), the option may not be exercised after the date on which the Mr. Rubino’s employment terminates.

Messrs. van Haarlem, Rubino and Levy—Treatment of Equity in the Event of a Transfer of Control. The 2005 Equity Plan provides that in the event of a Transfer of Control (as defined in the 2005 Equity Plan), each outstanding option shall be assumed or an equivalent option substituted by the successor corporation (or a parent or subsidiary of the successor corporation). If the successor corporation in a Transfer of Control refuses to assume or substitute for any outstanding option, the option shall fully vest and become exercisable. An option shall be considered assumed if, following the Transfer of Control, the option confers upon the holder the right to receive, in respect of each share underlying such option, the per share consideration (whether in the form of stock, cash or other securities or property) received by holders of our common stock (as of the effective date of the transaction) in the Transfer of Control, provided, however, that if such consideration received in the Transfer of Control is not solely capital stock of the successor corporation (or parent thereof), the board of directors may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the option, for each share subject to the option, to be solely capital stock of the successor corporation (or parent thereof) equal in fair market value to the per share consideration received by holders of our common stock in the Transfer of Control. Upon occurrence of a Transfer of Control, each outstanding option, to the extent not exercised prior to or concurrently with the Transfer of Control, shall terminate as of the effective time of the Transfer of Control, unless such option is assumed or replaced with an option to purchase shares of capital stock in the successor corporation.

Notwithstanding the foregoing, if the successor corporation (or a parent or subsidiary of the successor corporation), either (A) does not offer employment to the executive on terms comparable to his then existing terms of employment (as determined by the board of directors) or (B) terminates the executive’s employment without cause (as such term is defined in the letter agreement, option agreement or 2005 Equity Plan, as applicable) within one year after the Transfer of Control, then the entire unexercisable portion of the outstanding option that would become exercisable during the twelve months following the occurrence of either of the events set forth in clauses (A) or (B) above, shall become immediately exercisable.

2005 Equity Incentive Plan

On July 13, 2005, the board of directors adopted the Aerie Pharmaceuticals, Inc. 2005 Stock Option Plan. As of March 31, 2013, we have outstanding options to purchase 7,562,946 shares of our common stock at exercise prices ranging from $0.001 to $0.580 (with a weighted average exercise price of $0.087). Total shares of 8,156,380 of our common stock are reserved for issuance, of which 593,434 shares are available for grant. Following the consummation of our initial public offering, no additional awards will be made under the 2005 Equity Plan, and all outstanding awards in respect of the 2005 Equity Plan will continue to be governed by their existing terms.

The 2005 Equity Plan is administered by the board of directors or by a duly appointed committee of the board of directors (in either case, referred to hereinafter as the board of directors). The board of directors has the authority to make final and binding determinations with respect to all questions of interpretation of the plan and any awards granted under the plan.

The board of directors may grant options to purchase shares of our authorized but unissued common stock, which options may be either incentive stock options as defined in Section 422 of the Code (an “Incentive Stock Option”) or nonqualified stock options. The board of directors, in its sole discretion, shall determine:

(i)	to whom options are granted;

(ii)	the number of shares of stock into which the option is exercisable;

(iii)	whether the option is to be treated as Incentive Stock Option or as a nonqualified stock option;

(iv)	the exercise price for each option;

(v)	the schedule upon which an option becomes exercisable; and

(vi)	all other terms and conditions with respect to an option.

In the event of a Transfer of Control (as defined in the plan), each outstanding option shall be assumed or substituted by the successor corporation. Any outstanding option which is not assumed or substituted by the successor corporation shall become fully vested and exercisable. For purposes of this paragraph, an option shall be considered assumed if, following the Transfer of Control, the holder of such option receives, in respect of each option outstanding prior to the Transfer of Control, the per share transaction consideration received by holders of common stock in connection with the Transfer of Control. Upon the occurrence of the Transfer of Control, each outstanding option, to the extent not exercised prior to or concurrently with the Transfer of Control, shall terminate as of the effective time of the Transfer of Control (unless assumed or substituted by the successor corporation).

Notwithstanding the foregoing, if the successor corporation (A) does not offer employment to the option holder on terms comparable to his or her then existing terms of employment with the Company (as determined in the sole discretion of the board of directors); or (B) terminates the option holder’s employment without Cause (as defined in the plan or applicable agreement) within one year after the Transfer of Control, then that unexercisable portion of an outstanding option that would become exercisable during the next twelve months following the occurrence of either of the events set forth in clauses (A) or (B) above, shall become immediately exercisable.

The board of directors shall make appropriate adjustments in the number and class of shares of the stock subject to the plan and to any outstanding options and in the option price of any outstanding options in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company.

The board of directors may amend, suspend or terminate the Plan or any portion thereof at any time. The board of directors may also amend, modify or terminate any outstanding option, provided however, that the board of directors shall not be authorized to make any amendment which would materially adversely affect the rights of the option holder without his or her consent.

2013 Equity Incentive Plan

We intend to adopt a new stock incentive plan under which our executives and employees may be granted options and other equity-based compensation in respect of our stock. This plan, if it is adopted, will replace the 2005 Equity Plan as the plan through which options and other equity-based compensation awards will be granted.

Director Compensation for Fiscal Year 2012

The following table sets forth the compensation paid to our directors for the year ended December 31, 2012.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($) (1)(2)		TOTAL $
Janet L. Conway	4,000	—		30,000
Geoffrey Duyk	—	—		—
David Epstein	—	—		—
David W. Gryska	30,000	26,210	(3)	30,210
Dennis Henner	—	—		—
David Mack	—	—		—
Anand Mehra	—	—		—

(1)

The amounts included in the “Option Awards” column represent the grant date fair value computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11—Stock-Based Compensation of our financial statements included elsewhere in this prospectus.

(2)	As of December 31, 2012, Dr. Conway, Dr. Epstein and Mr. Gryska held outstanding options to purchase 87,173 shares, 247,998 shares and 100,000 shares, respectively.
(3)	This option was granted on March 29, 2012 and is scheduled to vest ratably over three years.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever been one of our officers or employees. In addition, during fiscal year 2012, none of our executive officers served as a member of a compensation committee or board of directors of an entity that had an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions since January 1, 2010 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Convertible Note and Warrant Issuances

In 2010, we extended the maturity date of convertible notes previously issued in 2009 with an aggregate principal amount of $10.0 million (the “2009 Notes”) to February 2013. The 2009 Notes accrued interest at a rate of 6% per annum. In connection with the issuance of the 2009 notes, we also issued warrants to purchase shares of our Series A-3 convertible preferred stock (the “Series A-3 warrants”). The Series A-3 warrants are exercisable at a price of $1.00 per share at any time during their ten year term, subject to adjustment. Upon completion of this offering, the Series A-3 warrants will automatically become exercisable for shares of our common stock. The Series A-3 warrants are currently outstanding and are expected to remain outstanding following the completion of this offering.

The aggregate principal amount of the 2009 Notes together with accrued interest was converted into 10,979,476 shares of Series A-3 Convertible Preferred Stock in February 2011 in connection with the issuance of our Series B Convertible Preferred Stock and none of the 2009 Notes remain outstanding. The following table summarizes the participation in the issuance of our 2009 Notes:

NAME	AGGREGATE PRINCIPAL AMOUNT OF 2009 NOTES	AMOUNT OF ACCRUED INTEREST ON 2009 NOTES	AGGREGATE SHARES OF SERIES A-3 CONVERTIBLE PREFERRED STOCK RECEIVED UPON CONVERSION OF 2009 NOTES	OUTSTANDING SERIES A-3 WARRANTS
ACP IV, L.P.	$5,000,000	$489,738	5,489,738	750,000
TPG Biotech Reinvest AIV, L.P.	5,000,000	489,738	5,489,738	750,000

Total	$10,000,000	$979,476	10,979,476	1,500,000

In August 2010, we issued a new series of convertible promissory notes (the “2010 Notes”) to existing investors identified in the table below for an aggregate principal amount of $5.25 million. The 2010 Notes accrued interest at a rate of 6% per annum. In connection with the issuance of the 2010 Notes, we also issued warrants to purchase shares of our Series A-4 convertible preferred stock (the “Series A-4 warrants”). The Series A-4 warrants are exercisable at a price of $1.00 per share at any time during their ten year term, subject to adjustment. Upon completion of this offering, the Series A-4 warrants will automatically become exercisable for shares of our common stock. The Series A-4 warrants are currently outstanding and are expected to remain outstanding following the completion of this offering.

The aggregate principal amount of the 2010 Notes together with accrued interest thereon was converted to shares of our Series A-4 convertible preferred stock in February 2011 in connection with the issuance of our Series B Convertible Preferred Stock and none of the 2010 Notes remain outstanding. The following table summarizes the participation in the issuance of our 2010 Notes:

NAME	AGGREGATE PRINCIPAL AMOUNT OF 2010 NOTES	AMOUNT OF ACCRUED INTEREST ON 2010 NOTES	AGGREGATE SHARES OF SERIES A-4 CONVERTIBLE PREFERRED STOCK RECEIVED UPON CONVERSION OF 2010 NOTES	OUTSTANDING SERIES A-4 WARRANTS
Sofinnova Venture Partners VII, L.P.	$5,000,000	$129,041	4,662,765	750,000
Thomas J. van Haarlem	150,000	3,871	139,883	22,500
Casey C. Kopczynski	100,000	2,581	93,256	15,000

Total	$5,250,000	$135,493	4,895,904	787,500

In December 2012, we entered into a note and warrant purchase agreement with certain of our existing investors providing for the issuance from time to time of convertible notes, which may be issued at any time prior to July 31, 2013, up to a maximum of $15.0 million of convertible notes.

Concurrently with entering into the note and warrant purchase agreement (the “2012 Note and Warrant Purchase Agreement”), we issued our $3.0 million in aggregate principal amount of our outstanding notes to existing investors identified in the table below. In March 2013, we issued an additional $3.0 million in aggregate principal amount of our outstanding notes to these existing investors. Our outstanding notes accrue interest at a rate of 8% per annum. In connection with both issuances of the outstanding notes, we also issued warrants to purchase shares of our Series B convertible preferred stock (the “Series B warrants”). The Series B warrants are exercisable at a price of $0.01 per share at any time during their seven year term, subject to adjustment. Upon completion of this offering, the Series B warrants will automatically become exercisable for shares of our common stock. The Series B warrants are expected to remain outstanding following the completion of this offering.

We expect the outstanding notes to be converted into shares of our common stock in connection with this offering based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurred on                             . The following table summarizes the participation in the issuance of our outstanding notes:

NAME	AGGREGATE PRINCIPAL AMOUNT OF 2012 NOTES	AMOUNT OF ACCRUED INTEREST AS OF MARCH 31, 2013	OUTSTANDING SERIES B WARRANTS
ACP IV, L.P.	$1,638,881	$20,559	372,472
TPG Biotech Reinvest AIV, L.P.	1,638,881	20,559	372,472
Clarus Lifesciences II, L.P.	1,355,290	17,002	308,020
Sofinnova Venture Partners VII, L.P.	1,141,066	14,314	259,333

Total	$5,774,118	$72,437	1,312,297

Preferred Stock Issuances

In February 2011, we issued and sold an aggregate 22,727,273 shares of our Series B convertible preferred stock in exchange for cash at a price of $1.10 per share. Simultaneously, we issued 10,979,476 shares and 4,895,904 shares of Series A-3 and A-4 convertible preferred stock, respectively, in connection with the conversion of the 2009 notes and the 2010 notes, as described above for no additional consideration. The following table summarizes the participation in this February 2011 transaction:

PARTICIPANTS	SHARES OF SERIES A-3 CONVERTIBLE PREFERRED STOCK (1)	SHARES OF SERIES A-4 CONVERTIBLE PREFERRED STOCK (2)	SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK (3)	AGGREGATE PURCHASE PRICE OF SERIES B CONVERTIBLE PREFERRED STOCK
ACP IV, L.P.	5,489,738	—	—	—
TPG Biotech Reinvest AIV, L.P.	5,489,738	—	—	—
Clarus Lifesciences II, L.P.	—	—	13,636,364	$15,000,000
Sofinnova Venture Partners VII, L.P.	—	4,662,765	6,818,182	7,500,000
Thomas J. van Haarlem	—	139,883	—	—
Casey C. Kopczynski	—	93,256	—	—

Total	10,979,476	4,895,904	20,454,546	$22,500,000

(1)	Upon completion of this offering, shares of our Series A-3 convertible preferred stock will automatically convert into shares of our common stock on a one-for-one basis.
(2)	Upon completion of this offering, shares of our Series A-4 convertible preferred stock will automatically convert into shares of our common stock on a one-for-one basis.
(3)	Upon completion of this offering, shares of our Series B convertible preferred stock will automatically convert into shares of our common stock on a one-for-one basis.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement, dated February 2011, as amended in December 2012 (the “Investor Rights Agreement”), with certain holders of our preferred stock. The Investor Rights Agreement provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. In addition to the registration rights, the Investor Rights Agreement provides for certain information rights and rights of first refusal. The provisions of the Investor Rights Agreement will terminate upon the date three years following the closing of this offering, other than certain rights related to information and inspection, certain of our covenants and the rights of first refusal which will terminate upon the completion of this offering. The registration rights are described in more detail under “Description of Capital Stock—Registration Rights.”

Voting Agreement

We have entered into an amended and restated voting agreement, dated February 2011 (the “Voting Agreement”), with certain holders of our common stock and certain holders of our convertible preferred stock. Pursuant to the Voting Agreement, holders of our preferred stock have agreed to vote such that: one director be a designee of TPG Biotech Reinvest AIV, L.P. or its affiliates, who is currently Dr. Geoffrey Duyk; one director be a designee of ACP IV, L.P. or its affiliates, who is currently Dr. David Mack; one director be a designee of Clarus Lifesciences II, L.P. or its affiliates, who is currently Dr. Dennis Henner; and one director be a designee of Sofinnova Venture Partners VII, L.P. or its affiliates, who is currently Dr. Anand Mehra. The provisions of the amended and restated voting agreement will terminate upon the completion of this offering.

Other Transactions

In October 2012, we formed a wholly-owned entity, Novaer Holding, Inc., or Novaer, and contributed certain non-core, non-competitive intellectual property, including an exclusive license for our intellectual property for non-ophthalmic indications, and $0.1 million in cash for initial funding. Our board of directors declared a dividend and distributed 100% of Novaer’s equity interests to our stockholders and warrant holders of record as of September 6, 2012. We have no right to or ability to receive profits from the non-core intellectual property divested to Novaer. We also have no board seats or ongoing involvement with Novaer.

Policies and Procedures for Related Person Transactions

Prior to completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arms-length transaction with an unrelated third party and that the audit committee determines are not inconsistent with the best interests of the Company. A “related person” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy and were approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2013 by:

■	our named executive officers;

■	our directors;

■	all of our executive officers and directors as a group; and

■	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock.

We have based our calculation of beneficial ownership prior to the offering on 67,282,220 shares of common stock outstanding as of March 31, 2013, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 60,602,653 shares of common stock. We have based our calculation of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering, which gives effect to (i) the issuance of              shares of common stock in this offering, (ii) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 60,602,653 shares of common stock and (iii) the conversion of the principal and accrued interest outstanding under our $             million in aggregate principal amount of our outstanding notes into shares of common stock immediately prior to the closing of this offering at a conversion price equal to the initial public offering price, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurred on                          , 2013.

The actual numbers of shares issued upon the conversion of the outstanding notes is based on the assumptions set forth above and upon such conversion will likely differ from the numbers appearing in this discussion and the following table and footnotes. See “Prospectus Summary—The Offering.”

The table below assumes that the underwriters do not exercise their option to purchase additional shares.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days after March 31, 2013. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2013 are deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them. The information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Aerie Pharmaceuticals, Inc., 135 US Highway 206, Suite 15, Bedminster, New Jersey 07921.

	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	PRIOR TO THIS OFFERING	AFTER THIS OFFERING	PRIOR TO THIS OFFERING	AFTER THIS OFFERING
5% Stockholders
Entities affiliated with ACP IV, L.P. (1)	17,612,210		25.8%
Entities affiliated with Clarus Lifesciences II, L.P. (2)	13,944,384		20.6%
Entities affiliated with Sofinnova Venture Partners VII, L.P. (3)	12,490,279		18.4%
Entities affiliated with TPG Biotech Reinvest AIV, L.P. (4)	17,612,210		25.8%
Executive Officers and Directors
Thomas J. van Haarlem, MD (5)	3,484,351		5.0%
Casey C. Kopczynski, PhD (6)	1,561,692		2.3%
Brian Levy, OD, MSc (7)	256,667		*
Richard J. Rubino (8)	946,844		1.4%
Vicente Anido Jr., PhD (9)	154,826		*
Janet L. Conway, PhD (10)	81,391		*
Geoffrey Duyk, MD, PhD (11)	17,612,210		25.8%
David W. Gryska (12)	47,167		*
Dennis Henner, PhD (13)	13,944,384		20.6%
David Mack, PhD (14)	17,612,210		25.8%
Anand Mehra, MD (15)	12,490,279		18.4%

All current executive officers and directors as a group (11 persons)	70,516,081		100%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)	Consists of (a) 1,122,472 shares of common stock issuable upon the exercise of warrants within 60 days as of March 31, 2013 (assuming the completion of this offering) and (b) 16,489,738 shares of common stock upon conversion of our outstanding convertible preferred stock, all of which are held by ACP IV, L.P. In addition, the number of shares beneficially owned after the offering, assuming an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, includes shares of common stock issuable upon conversion of our outstanding notes. Alta Partners III, Inc. provides investment advisory services to several venture capital funds including ACP IV, L.P. Daniel Janney, David Mack, and Guy Nohra are directors of ACMP IV, LLC (which is the general partner of ACP IV, L.P). As directors of ACMP IV, LLC they may be deemed to share voting and investment powers over the shares held by the fund. The directors of ACMP IV, LLC disclaim beneficial ownership of all such shares held by ACP IV, L.P. except to the extent of their pecuniary interest therein. Alta Partners III, Inc. is a venture capital firm located at One Embarcadero Center, Suite 3700, San Francisco, CA 94111.
(2)	Consists of (a) 308,020 shares of common stock issuable upon the exercise of warrants within 60 days as of March 31, 2013 (assuming the completion of this offering) and (b) 13,636,364 shares of common stock upon conversion of our outstanding convertible preferred stock, all of which are held by Clarus Lifesciences II, L.P. In addition, the number of shares beneficially owned after the offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, includes shares of common stock issuable upon conversion of our outstanding notes. The voting and dispositive decisions with respect to the shares held by Clarus Lifesciences II, L.P. are made by the following managing members of the general partner, Clarus Ventures II, LLC, of the general partner of Clarus Lifesciences II, L.P.: Dennis Henner, Nicholas Galaktos, Robert Liptak, Nicholas Simon and Kurt Wheeler, each of whom disclaims beneficial ownership of such shares, except to the extent of his actual pecuniary interest therein. Dr. Henner is a member of our board of directors. The address for the funds affiliated with Clarus Lifesciences II, L.P., Clarus Ventures II, LLC and its managing members is c/o Clarus Lifesciences II, L.P., 101 Main Street, Suite 1210, Cambridge, MA 02142.
(3)

Consists of (a) 1,009,332 shares of common stock issuable upon the exercise of warrants within 60 days as of March 31, 2013 (assuming the completion of this offering) and (b) 11,480,947 shares of common stock upon conversion of our outstanding convertible preferred stock, all of which are held by Sofinnova Venture Partners VII, L.P. In addition, the number of shares beneficially owned after the offering, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, includes              shares of common stock issuable upon conversion of our outstanding notes. The voting and dispositive decisions with respect to the shares held by Sofinnova Venture Partners VII, L.P. are made by the following managing members of its general partner, Sofinnova Management VII, L.L.C.: James Healy, Michael Powell and Eric Buatois, each of whom disclaims beneficial ownership of such shares, except to the extent of his actual pecuniary interest therein.

The address for the funds affiliated with Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C. and its managing members is c/o Sofinnova Ventures, Inc., 2800 Sand Hill Road, Suite 150, Menlo Park, CA 94025.
(4)	Consists of (a) shares of common stock issuable upon the exercise of warrants within 60 days as of March 31, 2013 (assuming the completion of this offering) and (b) shares of common stock upon conversion of our outstanding convertible preferred stock, all of which are held by TPG Biotech Reinvest AIV, L.P. In addition, the number of shares beneficially owned after the offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, includes shares of common stock issuable upon conversion of our outstanding notes. The voting and dispositive decisions with respect to the shares held by TPG Biotech Reinvest AIV, L.P. are made by . The address for the funds affiliated with TPG Biotech Reinvest AIV, L.P. is .
(5)	Includes (a) 1,189,636 shares of common stock, (b) 2,095,748 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013, (c) 22,500 shares of common stock issuable upon the exercise of warrants (assuming the completion of this offering) and (d) 139,883 shares of common stock upon conversion of our outstanding convertible preferred stock.
(6)	Includes (a) 716,201 shares of common stock, (b) 737,235 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013, (c) 15,000 shares of common stock issuable upon the exercise of warrants (assuming the completion of this offering) and (d) 93,256 shares of common stock upon conversion of our outstanding convertible preferred stock.
(7)	Consists of 256,667 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013.
(8)	Includes (a) 892,175 shares of common stock and (b) 54,668 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013.
(9)	Consists of 154,826 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013.
(10)	Consists of 81,391 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013.
(11)	Consists of the shares described in note (4) above. Dr. Duyk expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein.
(12)	Consists of 47,167 shares of common stock issuable upon exercise of options exercisable within 60 days after March 31, 2013.
(13)	Consists of the shares described in note (2) above. Dr. Henner expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein.
(14)	Consists of the shares described in note (1) above. Dr. Mack expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein.
(15)	Consists of the shares described in note (3) above. Dr. Mehra expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $         per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon closing of this offering. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of December 31, 2012, we had outstanding              shares of common stock, held of record by 21 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock and the conversion of all of our outstanding notes, in each case immediately prior to the closing of this offering, into common stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2012, options to purchase 7,771,003 shares of our common stock at a weighted average exercise price of $0.2778 per share were outstanding, of which options to purchase 3,887,170 shares of our common stock were exercisable, at a weighted average exercise price of $0.0983 per share.

Warrants

As of December 31, 2012, we had the following outstanding warrants to purchase each series of our outstanding convertible preferred stock:

NUMBER OF UNDERLYING SHARES	EXERCISE PRICE PER SHARE		WARRANT EXPIRATION DATE	TYPE OF EQUITY SECURITY
10,029	$1.00		March 2016	Series A-2 Convertible Preferred Stock
750,000	$1.00	(A)	February 2019	Series A-3 Convertible Preferred Stock
750,000	$1.00	(A)	November 2019	Series A-3 Convertible Preferred Stock
750,000	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
22,500	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
15,000	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
681,816	$0.01	(A)	December 2019	Series B Convertible Preferred Stock

(A)	Subject to price protection provisions as described below.

Upon the completion of this offering, each of our warrants will become exercisable for shares of our common stock rather than the series of convertible preferred stock noted above. The number of shares of our common stock into which the warrant will become exercisable will equal the number of shares of our common stock that the holder would have received if the warrant had been exercised in full and the resulting shares of convertible preferred stock received had been converted into shares of our common stock.

Certain warrants contain provisions that protect holders from a decline in the stock price (or “down-round”) protection by reducing the exercise price of the warrants if we issue new equity shares for a price that is lower than the exercise price. Simultaneously with any reduction to the exercise price, the number of shares of common stock that may be purchased upon exercise of each of these warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of warrants shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

Registration Rights

We have entered into the Investor Rights Agreement with certain of our stockholders. Upon the closing of this offering, holders of a total of             shares of our common stock as of December 31, 2012, including for this purpose             shares of our common stock issuable upon conversion of our preferred stock upon the closing of this offering and             shares issuable upon exercise of outstanding warrants to purchase shares of our preferred stock, will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time after 180 days after the closing of this offering, the holders of a majority of the registrable securities may request that we register all or a portion of their common stock for sale under the Securities Act so long as the total amount of registrable securities registered has an anticipated aggregate offering price of less than $10.0 million. We will effect the registration as requested, unless in the good faith judgment of our board of directors, such registration would be seriously detrimental to the company and its stockholders and should be delayed. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of a majority of the shares having demand registration rights may make unlimited requests that we register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form. We are not obligated to file a registration statement pursuant to these demand provisions on more than two occasions.

Piggyback Registration Rights

In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having registration rights are entitled to at least 30 days notice of the registration and to include all or a portion of their common stock in the registration.

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Other Provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them. The demand and piggyback registration rights described above will expire, with respect to any particular stockholder, three years after our initial public offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act.

Anti-Takeover Provisions

Delaware law contains, and upon the completion of this offering our amended and restated certificate of incorporation and our amended and restated bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, a director will only be able to be removed for cause. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, will only be able to be filled by vote of a majority of our directors then in office. Furthermore, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the removal of directors, change the authorized numbers of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Section 203 of the Delaware General Corporation Law

We will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

■	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

■

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amendments to Our Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares presents at any meeting and entitled to vote on a matter is required to amend a corporation’s bylaws, unless a corporation’s bylaws requires a greater percentage. Effective upon the completion of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors.

Listing on The NASDAQ Global Market

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “AERI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                                                                  .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of these sales, could adversely affect prevailing market prices from time to time and could impair our ability to raise equity capital in the future. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2012, upon the closing of this offering,              shares of common stock will be outstanding. The number of shares outstanding upon completion of this offering assumes:

■	a -for- reverse stock split of our common stock effected , 2013;

■	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 60,602,653 shares of common stock upon completion of this offering;

■

the expected conversion of the principal and accrued interest outstanding under our $             million in aggregate principal amount of 8% convertible notes due September 30, 2013, or the outstanding notes, into              shares of common stock immediately prior to the closing of this offering at a conversion price equal to the initial public offering price, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurred on              ; and

■	no exercise of the underwriters’ option to purchase additional shares.

However, because the number of shares of common stock that will be issued upon exercise of the outstanding notes depends upon the actual initial public offering price per share in this offering and the closing date of this offering, the actual number of shares issuable upon such exercise may differ and upon such conversion will differ from the amount we have assumed for purposes of this discussion. See “Prospectus Summary—The Offering.”

All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

■

the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, approximately              shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and our other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Jefferies LLC and Cowen and Company, LLC. Each of Jefferies LLC and Cowen and Company, LLC has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements permit stockholders to transfer common stock and other securities subject to the lock-up agreements in certain circumstances.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Certain of our security holders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans, including the equity incentive plans we plan to adopt in connection with this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. Our equity incentive plans are described in more detail under “Executive Compensation.”

U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a summary of the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a capital asset (generally, investment property). This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In addition, this summary also does not address any tax considerations arising under the laws of any U.S. state or local jurisdiction or non-U.S. jurisdiction or under the U.S. federal gift tax laws. Accordingly, all prospective non-U.S. holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. We cannot assure you that the U.S. Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, any ruling from the IRS or opinion of counsel with respect to any of the tax consequences of the ownership or disposition of our common stock by a non-U.S. holder.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States;

■

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

■	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;

■	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

■

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner of the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:

■

financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain former citizens or long-term residents of the United States, controlled foreign corporations or passive foreign investment companies; or

■	a non-U.S. holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security; or

■	a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our capital stock.

Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Dividends

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Disposition of Our Common Stock.”

As discussed above in the section titled “Dividend Policy,” we do not intend to pay cash dividends on our common stock for the foreseeable future. In the event that we do make cash distributions on our common stock, the gross amounts paid to a non-U.S. holder that are treated as dividends not effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States will be subject to withholding of U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty. In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of withholding of U.S. federal income tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, withholding of U.S. federal income discussed above will not apply if the non-U.S. holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a “branch profits tax” at a 30% rate, or a lower rate under an applicable income tax treaty, on the non-U.S. holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, subject to adjustments.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on a sale or other disposition of our common stock unless:

■

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

■

the non-U.S. holder is an individual who is present in the United States for a period aggregating more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

■

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests (including “U.S. real property interests”) plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

U.S. Information Reporting and Backup Withholding

The applicable withholding agent with respect to a non-U.S. holder generally will be required to report to the IRS and to such non-U.S. holder payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of a treaty or agreement. A non-U.S. holder will be exempt from backup withholding on dividends paid on our common stock if the non-U.S. holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is not a United States person or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides to the broker a properly executed IRS Form W-8BEN certifying that the non-U.S. holder is not a United States person or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund to a non-U.S. holder, or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, the relevant withholding agent will be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock occurring after December 31, 2016, in each case paid to (i) a non-U.S. financial institution (whether such non-U.S. financial institution is the beneficial owner of our common stock or an intermediary) unless such non-U.S. financial institution enters into an agreement with the U.S. government to collect and report to the U.S. government substantial information regarding its U.S. accountholders and such non-U.S. financial institution meets certain other specified requirements or (ii) a non-U.S. entity (whether such non-U.S. entity is the beneficial owner of our common stock or an intermediary) that is not a financial institution unless such entity or the beneficial owner of our common stock certifies that the beneficial owner of our common stock does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner of the beneficial owner of our common stock and certain other specified requirements are satisfied. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, withholding of U.S. federal income tax with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. holders should contact their own tax advisors regarding the particular consequences to them of this legislation.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2013, between us and Jefferies LLC and Cowen and Company, LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Cowen and Company, LLC
Lazard Capital Markets LLC
Canaccord Genuity Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed     % of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock listed on the NASDAQ Global Market under the trading symbol “AERI.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

■

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock to be issued in this offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

The financial statements of Aerie Pharmaceutical, Inc. as of December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012 and, cumulatively, for the period from inception (June 22, 2005) to December 31, 2012, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of these contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. A copy of the registration statement, and the accompanying exhibits and schedules, may be inspected without charge and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.aeriepharma.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

December 31, 2012 and 2011 and

Period from Inception (June 22, 2005) to December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aerie Pharmaceuticals, Inc. (a development stage company):

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Aerie Pharmaceuticals, Inc. (a development stage company) at December 31, 2012 and December 31, 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, and cumulatively, for the period from June 22, 2005 (date of inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows since inception, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

May 10, 2013

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

Balance Sheets

(in thousands, except share and per share data)

	2012	2011
Assets
Current assets
Cash and cash equivalents	$2,925	$15,068
Prepaid expenses and other current assets	113	133

Total current assets	3,038	15,201
Furniture, fixtures and equipment, net	133	220
Other assets, net	48	37

Total assets	$3,219	$15,458

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable and other current liabilities	$1,437	$2,709
Notes payable, net of discount—related parties	2,331	—
Interest payable—related parties	16	—

Total current liabilities	3,784	2,709
Warrants liability—related parties	2,456	1,098

Total liabilities	6,240	3,807

Commitments and contingencies (Note 12)

Convertible preferred stock, $0.001 par value, 82,672,909 shares authorized
Series A-1—2,000,000 shares authorized; 2,000,000 shares issued and outstanding	1,000	1,000
Series A-2—10,010,029 shares authorized; 10,000,000 shares issued and outstanding	10,000	10,000
Series A-3—22,479,476 shares authorized; 20,979,476 shares issued and outstanding	20,979	20,979
Series A-4—5,683,404 shares authorized; 4,895,904 shares issued and outstanding	4,606	4,314
Series B—42,500,000 shares authorized; 22,727,273 shares issued and outstanding	24,313	24,055

Total convertible preferred stock	60,898	60,348

Stockholders’ deficit
Common stock, $0.001 par value; 100,000,000 shared authorized; 4,824,399 and 4,759,864 shares issued and outstanding at December 31, 2012 and 2011, respectively	5	5
Additional paid-in capital	—	108
Deficit accumulated during the development stage	(63,924)	(48,810)

Total stockholders’ deficit	(63,919)	(48,697)

Total liabilities, convertible preferred stock and stockholders’ deficit	$3,219	$15,458

The accompanying notes are an integral part of these financial statements.

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	2012	2011	PERIOD FROM INCEPTION (JUNE 22, 2005) TO DECEMBER 31, 2012
Operating expenses
General and administrative	$(5,020)	$(3,521)	$(19,897)
Research and development	(9,273)	(10,695)	(43,149)

Loss from operations	(14,293)	(14,216)	(63,046)
Other income (expense), net	(685)	1,249	(742)

Net loss	$(14,978)	$(12,967)	$(63,788)

Comprehensive loss	$(14,978)	$(12,967)	$(63,788)

Net loss attributable to common stockholders—basic and diluted	$(15,643)	$(13,419)	$(64,959)

Net loss per share attributable to common stockholders—basic and diluted	$(3.28)	$(2.90)

Weighted-average number of common stock used in net loss per share attributable to common stockholders—basic and diluted	4,773,476	4,628,125

The accompanying notes are an integral part of these financial statements.

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

Statements of Stockholders’ Deficit

(in thousands, except share and per share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at inception	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	2,608,000	3	—	—	3
Issuance of common stock for services and license agreement	—	—	592,000	1	—	—	1
Issuance of Series A-1 convertible preferred stock for debt conversion, net of issuance costs of $4	2,000,000	996	—	—	—	—	—
Issuance of Series A-2 convertible preferred stock, net of issuance costs of $43	10,000,000	9,957	—	—	—	—	—
Accretion of stock issuance costs	—	2	—	—	—	(2)	(2)
Net loss	—	—	—	—	—	(766)	(766)

Balances at December 31, 2005	12,000,000	10,955	3,200,000	4	—	(768)	(764)
Issuance of warrants in connection with notes payable	—	—	—	—	4	—	4
Stock-based compensation	—	—	—	—	4	—	4
Accretion of stock issuance cost	—	10	—	—	(8)	(2)	(10)
Net loss	—	—	—	—	—	(4,078)	(4,078)

Balances at December 31, 2006	12,000,000	10,965	3,200,000	4	—	(4,848)	(4,844)
Issuance of Series A-3 convertible preferred stock, net of issuance costs of $9	10,000,000	9,991	—	—	—	—	—
Exercise of stock options	—	—	85,998	—	1	—	1
Stock-based compensation	—	—	—	—	3	—	3
Accretion of stock issuance costs	—	10	—	—	(4)	(6)	(10)
Net loss	—	—	—	—	—	(6,668)	(6,668)

Balances at December 31, 2007	22,000,000	20,966	3,285,998	4	—	(11,522)	(11,518)
Exercise of stock options	—	—	746,480	1	—	—	1
Stock-based compensation	—	—	—	—	20	—	20
Accretion of stock issuance costs	—	11	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	(7,795)	(7,795)

Balances at December 31, 2008	22,000,000	20,977	4,032,478	5	9	(19,317)	(19,303)
Exercise of stock options	—	—	454,150	—	1	—	1
Stock-based compensation	—	—	—	—	105	—	105
Accretion of stock issuance costs	—	11	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	(7,998)	(7,998)

Balances at December 31, 2009	22,000,000	20,988	4,486,628	5	104	(27,315)	(27,206)
Exercise of stock options	—	—	136,751	—	—	—	—
Stock-based compensation	—	—	—	—	173	—	173
Accretion of stock issuance costs	—	12	—	—	(12)	—	(12)
Accretion of existing beneficial conversion	—	—	—	—		—	—
Net loss	—	—	—	—	—	(8,528)	(8,528)

Balances at December 31, 2010	22,000,000	$21,000	4,623,379	$5	$265	$(35,843)	$(35,573)

Exercise of stock options	—	$—	136,485	$—	$6	$—	$6
Stock-based compensation	—	—	—	—	295	—	295
Conversion of notes payable to related parties into Series A-3 convertible preferred stock	10,979,476	10,979	—	—	—	—
Conversion of notes payable to related parties into Series A-4 convertible preferred stock	4,895,904	4,071	—	—	—	—
Accretion from conversion of note payable to related parties	—	243	—	—	(243)	—	(243)
Issuance of Series B convertible preferred stock, net of issuance costs of $1,160	22,727,273	23,840	—	—	—	—	—
Accretion of stock issuance costs	—	215	—	—	(215)		(215)
Net loss	—	—	—	—		(12,967)	(12,967)

Balances at December 31, 2011	60,602,653	$60,348	4,759,864	$5	$108	$(48,810)	$(48,697)

Exercise of stock options	—	—	64,535	—	6	—	6
Stock-based compensation	—		—		430	—	430
Accretion from conversion of note payable to related parties	—	292	—	—	(289)	(3)	(292)
Accretion of stock issuance costs	—	258	—	—	(255)	(3)	(258)
Cash dividend	—	—	—	—	—	(130)	(130)
Net loss	—	—	—	—	—	(14,978)	(14,978)

Balances at December 31, 2012	60,602,653	$60,898	4,824,399	$5	$—	$(63,924)	$(63,919)

The accompanying notes are an integral part of these financial statements.

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

Statements of Cash Flows

(in thousands, except share and per share data)

	2012	2011	PERIOD FROM INCEPTION (JUNE 22, 2005) TO DECEMBER 31, 2012
Cash flows from operating activities
Net loss	$(14,978)	$(12,967)	$(63,788)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	138	120	886
Amortization and accretion costs related to notes payable—related parties	59	60	1,397
Gain on conversion of notes payable	—	(821)	(821)
Stock-based compensation	430	295	1,030
Interest payable—related parties	16	60	1,137
Change in fair value measurements	630	(498)	1
Changes in operating assets and liabilities
Prepaid, current and other assets	9	27	(161)
Accounts payable and other current liabilities	(1,272)	1,726	1,456

Net cash flows used by operating activities	(14,968)	(11,998)	(58,863)
Cash flows from investing activities
Purchase of furniture, fixtures and equipment	(51)	(49)	(1,019)

Net cash flows used by investing activities	(51)	(49)	(1,019)
Cash flows from financing activities
Proceeds from sales of preferred stock	—	25,000	45,000
Payments of stock issuance costs	—	(1,160)	(1,216)
Proceeds from notes payable to related parties	3,000	—	19,778
Dividends paid	(130)	—	(130)
Payments of debt issuance costs	—	—	(115)
Proceeds from sale of common stock	—	—	3
Proceeds from exercise of stock options	6	6	15
Payments of long-term debt	—	—	(528)

Net cash flows provided by financing activities	2,876	23,846	62,807

Net change in cash and cash equivalents	(12,143)	11,799	2,925
Cash and cash equivalents
Beginning of period	15,068	3,269	—

End of period	$2,925	$15,068	$2,925

Supplemental disclosures
Noncash financing activities
Conversion of long-term debt into preferred stock	$—	$16,069	$17,364
Debt discount attributable to warrants	728	—	2,449
Accretion from conversion of note payable to related parties	292	243	535
Accretion of stock issuance costs	258	215	529

The accompanying notes are an integral part of these financial statements.

AERIE PHARMACEUTICALS, INC.

(A Development Stage Company)

Notes to the Financial Statements

1. The Company

Aerie Pharmaceuticals, Inc. (the “Company”) is a development stage pharmaceutical company focused on the discovery, development and commercialization of topical, small molecule drugs to treat patients with glaucoma and other diseases of the eye. Incorporated in the State of Delaware on June 22, 2005, the Company has its corporate headquarters in Bedminster, New Jersey, and conducts research in Research Triangle Park, North Carolina. All technology of the Company is based on “own use” research and development.

To date, the Company is in the development stage since it has not yet commenced primary operations or generated significant revenue as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915, Development Stage Entities. The Company’s activities since inception consisted of primarily developing product and technology rights, raising capital and performing research and development activities. The Company has not generated any revenue to date and is subject to a number of risks and uncertainties similar to those of other development stage life science companies, including, among others, the need to obtain adequate additional financing, successful development efforts including regulatory approval of products, compliance with government regulations, protection of proprietary technology and dependence on key individuals.

Liquidity

The accompanying financial statements have been prepared on a basis that assumes the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has funded its operations to date primarily through the sale of convertible preferred stock and issuance of convertible notes. The Company will need to expend substantial resources for research and development, including costs associated with the clinical testing of its product candidates. If such products were to receive regulatory approval, the Company would need to prepare for the potential commercialization of its product candidates and fund the commercial launch of the products, if the Company decides to commercialize the products on its own.

The Company has incurred losses and experienced negative operating cash flows since inception, and has cumulative net cash flows used by operating activities of $58.9 million and cumulative net losses of $63.8 million for the period from inception (June 22, 2005) to December 31, 2012. The total future need for operating capital and research and development funding significantly exceeds the cash and cash equivalents that the Company has on its balance sheet at December 31, 2012. As a result, the Company will require additional funding in the future and may not be able to raise such additional funds. In the absence of product or other revenues, the amount, timing, nature or source of which cannot be predicted, the Company’s losses will continue as it conducts its research and development activities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact the ability of the Company to conduct its business. If adequate funds are not available, the Company plans to delay, reduce or eliminate research and development programs or reduce administrative expenses. If the Company is unable to raise sufficient funding in 2013, it may be unable to continue to operate. There is no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the valuation of stock options and warrants, and research and development accruals.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. All operations are located in the United States.

Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with an original term of three months or less at the date of purchase. Cash deposits are in two financial institutions in the United States.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s related party notes were capitalized at the inception of the notes and amortized over the appropriate expected life based on the terms of the respective note. Financing costs incurred in connection with the Company’s Series A and B Convertible Preferred Stock offerings were recorded as a reduction to the underlying equity instrument’s carrying value and recorded in stockholders’ deficit.

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment is recorded at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance are expensed when incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the determination of net income.

Concentration of Credit Risk

The Company’s cash and cash equivalent balances with financial institutions may exceed the $250,000 amount insured by the Federal Deposit Insurance Corporation.

Research and Development Costs

Research and development costs are charged to expense as incurred and include, but not limited to:

■	Employee-related expenses including salaries, benefits, travel and stock-based compensation expense for research and development personnel;

■	expenses incurred under agreements with contract research organizations, contract manufacturing organizations and consultants that conduct clinical and pre-clinical studies;

■	costs associated with pre-clinical and development activities;

■	costs associated with regulatory operations; and

■	depreciation expense.

Costs for certain development activities, such as clinical studies, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided to the Company by its vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the patterns of costs incurred, and are reflected in the financial statements as prepaid or accrued expense, which are reported in accounts payable and other current liabilities (Note 5). No material adjustments to these estimates have been recorded in these financial statements.

Stock-Based Compensation

Compensation cost of stock-based awards granted to employees is measured at grant date, based on the estimated fair value of the award. The cost is expensed on a straight-line basis (net of estimated forfeitures) over the vesting period. The Company estimates the fair value of stock options using a Black-Scholes option pricing model. Compensation expense for options granted to non-employees is determined as the fair value of consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of awards granted to non-employees is re-measured each period until the related service is complete. All stock-based compensation costs are recorded between general and administrative and research and development costs in the statements of operations based upon the underlying employees roles within the Company. No related tax benefits of the stock-based compensation have been recognized.

Debt Discount

The Company follows the authoritative guidance for accounting for debt discount and valuation of detachable warrants. The value of detachable warrants issued is recognized in conjunction with issuance of the convertible notes. The Company values the warrants at the estimated fair value. The fair value of the warrants is recorded as a discount against the related debt obligation. Debt discounts attributed to the value of the warrants is amortized on a straight-line basis over the term of the underlying debt obligation and reflected in Other income (expense), net. The Company determined that the straight-line method approximates the effective interest method.

Fair Value Measurements

The Company records certain financial assets and liabilities at fair value in accordance with the provisions of ASC Topic 820 on fair value measurements. As defined in the guidance, fair value, defined as an exit price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

■	Level 1—Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

■	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

■	Level 3—Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s material financial instruments at December 31, 2012 and 2011 consisted primarily of cash and cash equivalents, other current assets, accounts payable, accrued expenses, long-term debt and stock purchase warrant liabilities. The fair value of cash and cash equivalents, other current assets, accounts payable, accrued expenses and notes approximate their respective carrying values due to the short-term nature of these instruments. The Company has determined its stock purchase warrants liability to be Level 3 fair value (Note 10).

Convertible Preferred Stock

The convertible preferred stock is classified as mezzanine equity. It is recorded based on the proceeds from issuance (which is considered fair value) less stock issue costs. The convertible preferred stock is redeemable upon a liquidation event (including liquidation, winding up and dissolution of the Company). Additionally, the preferred stockholders are entitled to receive cash in the event of an acquisition, including merger, consolidation (i.e., deemed liquidation event) or asset transfer. The preferred stockholders have the ability to redeem after August 17, 2015 upon the vote of 65% of the stockholdings, and such event would not be considered solely within the Company’s control.

Comprehensive Loss

Comprehensive loss consists of net income or loss and changes in equity during a period from transactions and other events and circumstances generated from non-owner sources. The Company’s comprehensive loss is equal to its net loss for all periods presented.

Income Taxes

Deferred tax assets or liabilities are recorded for temporary differences between financial statement and tax basis of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse.

Tax Valuation Allowance

A valuation allowance is recorded if it is more likely than not that a deferred tax asset will not be realized. The Company has provided a full valuation allowance on its deferred tax assets that primarily consist of cumulative net operating losses of $60.8 million for the period from inception (June 22, 2005) to December 31, 2012. Due to its three year cumulative loss position, history of operating losses and losses expected to be incurred in the foreseeable future, a full valuation allowance was considered necessary (Note 7).

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02 Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires that public and non-public companies present information about reclassification adjustments for accumulated other comprehensive income in their annual financial statement in a note or on the face of the financial statements. Public companies are also required to provide this information in interim financial statements. The new disclosure requirements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of the provisions of this guidance did not have a material impact on the Company’s results of operations, cash flows and financial position.

In June 2011, the FASB issued amended guidance intended to increase the prominence of items reported on other comprehensive income (loss). This amended guidance requires that all non-owner changes in stockholders’ equity (deficit) be presented in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. The amended guidance became effective for periods beginning after December 15, 2011. The Company has applied this guidance beginning with its financial information for the year ended December 31, 2012. This amended guidance effects presentation, but does not have a material effect on the Company’s financial statements.

Subsequent Events

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company evaluated subsequent events through May 10, 2013. There are no subsequent events to be recognized or reported that are not already previously disclosed.

Net Loss per Common Stock

Basic net loss per share attributable to common stock (“Basic EPS”) is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of Common Stock outstanding for the period, without consideration for potential common stock instruments. Diluted net loss per share attributable to common stock (“Diluted EPS”) gives effect to all dilutive potential shares of common stock outstanding during this period. For Diluted EPS, net loss attributable to common stockholders used in calculating Basic EPS is adjusted for certain items related to the dilutive securities.

For all periods presented, the Company’s potential common stock equivalents, which include convertible preferred stock, stock options, notes payable to related parties and stock purchase warrants, have been excluded from the computation of diluted net loss per share attributable to common stockholders as their inclusion would have the effect of reducing the net loss per common stock. Therefore, the denominator used to calculate both basic and diluted net loss per common stock is the same in all periods presented.

The Company’s potential common stock equivalents that have been excluded from the computation of diluted net loss per share attributable to common stockholders for all periods presented because of their antidilutive effect consists of the following:

	2012	2011
Convertible preferred stock	60,602,653	60,602,653
Outstanding stock options	7,771,003	5,760,973
Notes and interest payable to related parties	3,016,000	—
Stock purchase warrants	2,979,345	2,297,529

3. Other Income (Expense), Net

Other income (expense), net consist of the following:

(in thousands)	2012	2011	PERIOD FROM INCEPTION (JUNE 22, 2005) TO DECEMBER 31, 2012
Interest expense	$(75)	$(109)	$(2,534)
Gain on conversion of notes payable to related parties (Note 6)	—	821	821
(Expense)/ income due to change in fair value measurements (Note 10)	(630)	498	1
Other income, net	20	39	970

	$(685)	$1,249	$(742)

4. Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net consist of the following:

(in thousands)	ESTIMATED USEFUL LIVES (YEARS)	2012	2011
Laboratory equipment	7	$782	$782
Software and computer equipment	3	118	105
Furniture and fixtures	5	119	81

		1,019	968
Less: Accumulated depreciation		(886)	(748)

		$133	$220

Depreciation expense was $138,000, $120,000 and $886,000 for years ended December 31, 2012 and 2011, and for the period from inception (June 22, 2005) to December 31, 2012, respectively.

5. Accounts Payable & Other Current Liabilities

Accounts payable and other current liabilities consist of the following:

(in thousands)	2012	2011
Accounts payable	$174	$226
Accrued bonus and vacation	400	558
Accrued expenses	863	1,925

	$1,437	$2,709

6. Notes Payable

The issuance of Series B Convertible Preferred Stock (Note 8) on February 23, 2011 resulted in the conversion of all outstanding convertible notes that were issued in 2009 and 2010. The Company accounted for the conversion in accordance with ASC 470 Debt. The carrying value of convertible notes issued during 2009 (the “2009 Notes”) was credited to the Series A-3 Convertible Preferred Stock account at a rate of $1.00 per share, or a total of 10,979,476 shares. No gain or loss resulted from the conversion of the 2009 Notes.

The Company accounted for the conversion of the convertible notes issued during 2010 (the “2010 Notes”) into Series A-4 Convertible Preferred Stock as an extinguishment of debt, since the 2010 Notes had a bifurcated embedded derivative with a non-traditional conversion option. The carrying value of the notes of $4.9 million was adjusted for deferred charges, unamortized discount and embedded derivative liability of $68,000, $425,000 and $0, respectively. The fair value of the Series A-4 Convertible Preferred Stock was determined to be $4.1 million. The difference between the carrying and fair value of $821,000 resulted in a gain and is included in Other income (expense), net. The difference between stated value of $5.4 million including accrued interest of $135,000 and fair value is being accreted to the Series A-4 Convertible Preferred Stock capital account through August 17, 2015 (Note 8).

For the period January 1, 2011 to the conversion date, the amortization of deferred charges, accretion of debt discounts and accrued interest amounted to $5,000, $55,000 and $54,000 respectively, and is included in Other income (expense), net.

On December 7, 2012, the Company authorized the sale of convertible notes (the “2012 Notes”) to related parties in the aggregate principal amount of $15.0 million. The initial closing comprised of five individual convertible notes with an aggregate principal balance of $3.0 million. As of December 31, 2012, $12.0 million of additional 2012 Notes were authorized for sale. The Company may, in its discretion, request a subsequent closing when its cash and cash equivalents balance is down to $1.5 million. 2012 Notes accrue interest at a rate of 8% per annum, with principal plus accrued interest thereon due upon maturity at September 30, 2013. 2012 Notes are convertible into capital stock at the option of the holders upon the closing of an equity financing that raises at least $15.0 million, a qualified initial public offering, liquidation or any reorganization, consolidation or merger. The Company classified all convertible notes and related accrued interest as current obligations as of December 31, 2012.

In connection with the issuance of the 2012 Notes, the Company determined that a certain conversion feature was determined to be an embedded derivative requiring bifurcation and separate accounting. The Company determined that the fair value of the warrant liability was $0 as of the closing date of the sale of the 2012 Notes and as of December 31, 2012.

As of December 31, 2012, the Company recognized unamortized debt discounts of $669,000 relating to the detachable warrants issued in conjunction with the 2012 Notes (Note 10). Debt discounts are amortized using the effective interest method through the earlier of the date of maturity or the conversion of the debt. Amortization of debt discount and accrued interest amounted to $59,000 and $16,000 respectively.

7. Income Taxes

No provision for U.S. federal or state income taxes has been recorded as the Company has incurred net operating losses since inception. Significant components of the Company’s net deferred income tax assets as of December 31, 2012 and 2011 consist of the following:

(in thousands)	2012	2011
Net deferred tax assets
Tax loss carry-forwards	$24,365	$18,601
Other assets	1,787	1,716
Research and development credits	400	322
Other liabilities	(698)	(881)
Valuation allowance	(25,854)	(19,758)

Total net deferred income taxes	$—	$—

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 2012 and 2011 is as follows:

	2012	2011
U.S. federal tax rate	35.00%	35.00%
State tax rate	5.17%	5.17%
Other	(0.02)%	(0.01)%
Valuation allowance	(40.15)%	(40.16)%

	0.00%	0.00%

Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carry-forward period. Due to the Company’s history of operating losses, the deferred tax assets arising from the aforementioned future tax benefits are currently not likely to be realized and, accordingly, are offset by a full valuation allowance. The income tax provision varies from the expected provision determined by applying the federal statutory income tax rate to income (loss). The reasons for the difference in the expected provision, as determined by applying the federal statutory income tax rate to net income (loss) is primarily due to the increase in the deferred income tax valuation allowance of $6.0 million and $5.7 million for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company has net operating loss carry-forwards of approximately $60.8 million and federal research and development tax credit carry-forwards of $0.4 million available to offset federal and state income tax, which expire from 2024 through 2032. Utilization of the net operating loss carry-forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the IRC, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carry-forwards attributable to periods before the change.

The U.S. federal statute of limitations remains open for the years 2009 and forward. The Company has not been the subject of examination by the taxing authorities.

In January 2013, the Company participated in the New Jersey Economic Development Authority’s sponsored Technology Business Tax Certificate Transfer Program (Note 15).

The Company has no uncertain tax positions.

8. Convertible Preferred Stock

On February 23, 2011, the Company received $23.8 million in proceeds from the issuance of its Series B Convertible Preferred Stock, net of $1.2 million of transaction costs. Concurrent with this issuance of convertible preferred stock, the certificate of incorporation was amended to authorize the issuance of 78,672,909 shares of common stock and 63,672,909 shares of convertible preferred stock, of which 2,000,000 are designated as Series A-1 Convertible Preferred Stock; 10,010,029 are designated as Series A-2 Convertible Preferred Stock; 23,266,976 are designated as Series A-3 Convertible Preferred Stock; 4,895,904 are designated as Series A-4 Convertible Preferred Stock; and 23,500,000 are designated as Series B Convertible Preferred Stock.

In connection with the issuance of the 2012 Notes, the Certificate of Incorporation was amended on December 7, 2012, to authorize the issuance of 100,000,000 shares of common stock and 82,672,909 shares of preferred stock, of which 2,000,000 are designated as Series A-1 Preferred Stock; 10,010,029 are designated as Series A-2 Preferred Stock; 22,479,476 are designated as Series A-3 Preferred Stock; 5,683,404 are designated as Series A-4 Preferred Stock; and 42,500,000 are designated as Series B Preferred Stock.

The following is a summary of the rights, preferences and terms of the Company’s preferred stock.

Dividends

The holders of the Series A-1, A-2, A-3, A-4 and B Convertible Preferred Stock shall be entitled to receive dividends in preference to any dividend on common stock in cash or in kind at the rate of (i) $0.04 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum for each share of Series A-1 Convertible Preferred Stock or (ii) $0.08 per share per annum for each share of Series A-2 and A-3 Convertible Preferred Stock or (iii) $0.088 per share per annum for each share of Series A-4 and B Convertible Preferred Stock. Such dividends shall be noncumulative with respect to each share of Preferred and shall be payable only when funds are legally available and when and if declared by the board of directors. The holders of the Series B Convertible Preferred Stock shall receive dividends in preference to any dividends on Series A-1, A-2, A-3 and A-4 Convertible Preferred Stock. Payment of dividends to the remaining convertible preferred stock holders shall be on a pari passu basis. No dividends shall be paid on common stock until dividends at the annual dividend rate of each series of preferred stock have been first paid or declared and set apart. The Company’s board of directors approved a one-time dividend in October 2012 related to the spin-off of certain non-core intellectual property rights (Note 13). There have been no other dividends declared or approved by the Company’s board of directors.

If after dividends in the full preferential amounts for the convertible preferred stock have been paid or declared and set apart in any calendar year of the Company, the board of directors shall declare additional dividends out of the funds legally available in that calendar year, then such dividends shall be declared pro rata on the common stock and the convertible preferred stock on a pari passu basis according to the number of shares of common stock held by such holders, where each holder of shares of convertible preferred stock is to be treated for this purpose as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of convertible preferred stock held by such holder.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a Liquidating Event), each holder of convertible preferred stock then outstanding or deemed outstanding shall be paid, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock an amount per share equal to double the original issue price for each such series of preferred stock, plus all declared but unpaid dividends thereon. Each holder of Series B Convertible Preferred Stock shall be paid prior to any distribution to holders of Series A-1, A-2, A-3 and A-4 Convertible Preferred Stock. If, upon the occurrence of a Liquidating Event, the assets and funds thus distributed among the holders of the convertible preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds to the Company legally available for distribution shall be distributed pro rata among the holders of the then outstanding convertible preferred stock on an equal priority, pari passu basis, according to their respective liquidation preferences as set forth herein.

After payment to the holders of the convertible preferred stock of the preference amounts, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the holders of the common stock and the convertible preferred stock pro rata according to the number of shares of common stock held by such holders, where, for this purpose, holders of shares of convertible preferred stock will be deemed to hold the greatest whole number of shares of common stock then issuable upon conversion in full of such shares of convertible preferred stock. After all such distributions have been paid in full to holders of the convertible preferred stock, the holders of the outstanding common stock shall be entitled to receive all remaining available funds and assets (if any) pro rata according to the number of outstanding shares of common stock then held by each of them.

A liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include: (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company or (ii) the occurrence of a change of control, such as the sale of all or a majority of the assets of the Company other than in the ordinary course of business, or the sale, merger or reorganization of the Company as a result of which the stockholders of the Company immediately prior to such transaction hold immediately after such transaction less than a majority of the outstanding voting interest in the surviving entity.

In any Liquidating Event, if the consideration received is other than cash, its value will be deemed as its fair market value, as determined by the board of directors of the Company in accordance with the Company’s Articles of Incorporation as amended.

The liquidation preference of Series A-1 Convertible Preferred Stock was $1.0 million at December 31, 2012 and 2011. The liquidation preference of Series A-2 Convertible Preferred Stock was $10.0 million at December 31, 2012 and 2011. The liquidation preference of Series A-3 Convertible Preferred Stock was $21.0 million at December 31, 2012 and 2011. The liquidation preference of Series A-4 Convertible Preferred Stock was $5.4 million at December 31, 2012 and 2011. The liquidation preference of Series B Convertible Preferred Stock was $25.0 million at December 31, 2012 and 2011.

Conversion

Each share of convertible preferred stock shall be convertible, at the option of the holder thereof, into common stock at any time after the date of issuance of such share at the Company’s corporate offices or any transfer agent for such stock. Each share of convertible preferred stock shall be converted into the number of shares of common stock which results from dividing the original issue price for such series of convertible preferred stock by the conversion price for such series of convertible preferred stock that is in effect at the time of conversion (the conversion price). The initial conversion price for each series of convertible preferred stock shall be the original issue price for such series of convertible preferred stock.

Each share of convertible preferred stock shall automatically be converted into shares of fully paid and non- assessable shares of common stock (i) immediately prior to the closing of a firm commitment underwritten public offering of shares of the Company’s capital stock registered under the Securities Act of 1933, as amended (the Securities Act), in which the aggregate public offering price equals or exceeds $50.0 million and the per share public offering price equals or exceeds $3.30 or (ii) upon the Company’s receipt of the written consent of the holders of at least 65% of the then outstanding shares of preferred stock to the conversion of all the then outstanding preferred stock.

The Company shall, and has, at all times reserve and keep available, out of its authorized but unissued common stock, solely for the purpose of effecting the conversion of the convertible preferred stock, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the convertible preferred stock.

Voting

Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such share of convertible preferred stock could then be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock.

Redemption

At any time on or after August 17, 2015, upon election in writing of 65% of holders of the outstanding shares of convertible preferred stock, voting together as a single class, the Company may be required to redeem, out of funds legally available thereof, all of the redeemable convertible preferred stock in three (3) equal annual installments commencing 60 days after receipt by the Company of written notice of such election. The Company will affect such redemption by paying in cash in exchange for each series of preferred stock the original issue price of each such relevant series. All declared but unpaid dividends shall be paid concurrently with any redemption.

Carrying Value

The convertible preferred stock was originally recorded at the net proceeds received by the Company at issuance. The difference between the net proceeds and the total redemption price is being accreted on a straight-line basis over the period from issuance until the earliest redemption date. Accretion amounted to $258,000, $215,000 and $529,000 for the years ended December 31, 2012 and 2011, and for the period from inception (June 22, 2005) to December 31, 2012, respectively. The Series A-4 Convertible Preferred Stock issued in connection with the conversion of the 2010 Notes (Note 6) on February 23, 2011 was recorded at fair value. The difference between stated and fair value of $1.3 million is being accreted on a straight-line basis of the period from February 23, 2011 until the earliest redemption date. Accretion amounted to $292,000 and $535,000 for the year ended December 31, 2012 and for the period from February 23, 2011 to December 31, 2012, respectively. The Company determined that the straight-line method approximates the effective interest method.

9. Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 100,000,000 shares of $0.001 par value Common Stock. As of December 31, 2012, there were 4,824,399 shares of Common Stock outstanding. The terms, rights, preferences and privileges of the Company’s Common Stock are as follows:

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s Certificate of Incorporation and Bylaws do not provide for cumulative voting rights.

Dividends

Subject to preferences that may be attributable to any then outstanding convertible preferred stock, the holders of the Company’s outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company’s debts and other liabilities, subject to satisfaction of the liquidation preferences granted to the holders of any outstanding convertible preferred stock.

Rights and Preference

Holders of the Company’s Common Stock have no preemptive, conversion or subscription rights, and there is no redemption or other related provisions attributable to Common Stock. The rights, preferences and privileges of the holder of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of convertible preferred stock of the Company that may be issued.

10. Stock Purchase Warrants

During 2006, in connection with the long-term debt agreement (Note 6), the Company granted warrants to purchase 10,029 shares of Series A-2 Convertible Preferred Stock. The term of the warrants extends ten years from the grant date and the warrants are exercisable at any time during that ten year period.

In connection with the convertible note agreements issued in 2012, 2010 and 2009 (Note 6), the Company sold warrants to purchase 2,979,345 shares of Series B, Series A-4 or Series A-3 Convertible Preferred Stock. The term of the warrants issued in 2010 and 2009 extends ten years from the grant date. The term of the warrants issued in 2012 extends seven years from the grant date. All warrants are exercisable into preferred stock at established prices any time during the term. The warrants contain provisions that protect holders from a decline in the stock price (or “down-round”) protection by reducing the exercise price of the warrants if the Company issues new equity shares for a price that is lower than the exercise price. Simultaneously with any reduction to the exercise price, the number of shares of common stock that may be purchased upon exercise of each of these warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of warrants shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

As of December 31, 2012, the following warrants to purchase preferred stock were outstanding:

NUMBER OF UNDERLYING SHARES	EXERCISE PRICE PER SHARE		WARRANT EXPIRATION DATE	TYPE OF EQUITY SECURITY
10,029	$1.00		March 2016	Series A-2 Convertible Preferred Stock
750,000	$1.00	(A)	February 2019	Series A-3 Convertible Preferred Stock
750,000	$1.00	(A)	November 2019	Series A-3 Convertible Preferred Stock
750,000	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
22,500	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
15,000	$1.00	(A)	August 2020	Series A-4 Convertible Preferred Stock
681,816	$0.01	(A)	December 2019	Series B Convertible Preferred Stock

(A)	Subject to price protection provisions as described above.

The Company recognizes all of its warrants with price protection in its balance sheet as liabilities. The liability is revalued at each reporting period and changes in the fair value of the warrant liability are included as a component of Other income (expense), net. The initial recognition and subsequent changes in fair value of the warrant liability have no effect on the Company’s cash flows.

The following table summarizes the changes in the value of the warrant liability:

(in thousands)
Balance at January 1, 2011	$1,411
Change in fair value of warrant liability	(313)

Balance at December 31, 2011	1,098
Issuance of warrants in connection with 2012 Notes	728
Change in fair value of warrant liability	630

Balance at December 31, 2012	$2,456

The warrants outstanding at December 31, 2012 are all currently exercisable with a weighted-average remaining life of 6.89 years.

Black-Scholes has inherent limitations for use in the case of a warrant with a price protection provision, since the model should only be used when the inputs to the model are static throughout the life of the warrant. However, the Company has not had any down rounds historically since the warrants were issued. Based on this historical trend, a Black-Scholes valuation model was considered appropriate to utilize in calculating the fair value at the date of sale of the warrants and required re-measurement dates.

Key assumptions utilized in the fair value calculation as of December 31, 2012 and 2011 appear in the table below. The volatility of comparable companies was more stable in 2012 than in 2011, resulting in a lower volatility assumption in 2012 when compared to that in 2011.

	2012	2011
Expected term (years)	6.13–7.66	7.13–8.65
Volatility	60.00%	108.74%
Risk-free interest rate	0.98%–1.31%	1.37%–1.64%
Dividend yield	0%	0%

11. Stock-based Compensation

On July 13, 2005, the Company’s board of directors adopted and approved the 2005 Aerie Pharmaceutical Stock Plan (the “Plan”), which, as amended in 2008, 2009 and 2011, provides for the granting of up to 10,631,137 stock options to employees, directors and consultants of the Company. The board of directors shall determine price, term and vesting conditions of all options at their grant date. Absent a public market price for the Company’s Common Stock, the board of directors will determine the estimated fair market value for the underlying Common Stock based on their appraisal of the Company’s fair value. Options vest over variable periods, generally ranging from one to five years, and expire not more than ten years after the date of grant.

Stock-based compensation expense was $430,000, $295,000 and $1.0 million for the years ended December 31, 2012 and 2011 and for the period from inception (June 22, 2005) to December 31, 2012, respectively. Stock-based compensation expense is reflected in the statement of operations as follows:

	2012	2011	PERIOD FROM INCEPTION (JUNE 22, 2005) TO DECEMBER 31, 2012
(in thousands)
Research and development	$89	$41	$178
General and administrative	341	254	852

Total	$430	$295	$1,030

The estimated fair value of options granted is determined on the date of grant using the Black-Scholes option pricing model based on the assumptions below. Options granted to non-employees are re-measured at each financial reporting period until required service is performed.

Key assumptions utilized in the fair value calculation for the underlying common stock as of December 31, 2012 and 2011 appear on the table below. The volatility of comparable companies was more stable in 2012 than in 2011, resulting in a lower volatility assumption in 2012 when compared to that in 2011.

	2012	2011
Expected term (years)	6.25	6.25
Expected stock price volatility	60.00%	126.90%
Risk-free interest rate	1.05%	1.15%
Dividend yield	0%	0%

The Company utilized the guidance set forth in the SEC Staff Accounting Bulletin 107, Share-Based Payment (“SAB 107”), to determine the expected term of options. The Company utilized the simplified method as prescribed by SAB 107, as it does not have sufficient historical exercise and post vesting termination data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected time to liquidity.

Volatility is based on historical volatility of several public entities that are similar to the Company as the Company does not have sufficient historical transactions of its own share on which to base expected volatility. The expected stock price volatility changed as a result of a change in this group of representative companies, due to the fact that some of member companies in the historical group ceased to exist. Other than a one-time dividend in October 2012 related to the spin-off of certain non-core intellectual property rights (Note 13), the Company has not historically issued any dividends and does not expect to in the foreseeable future.

The following table summarizes the activity under the Plan:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at December 31, 2010	3,504,082	$0.0773
Granted	2,471,782	0.0439
Exercised	(136,485)	0.0878
Cancelled	(78,406)	0.0648

Options outstanding at December 31, 2011	5,760,973	$0.0629
Granted	2,876,000	0.2894
Exercised	(64,535)	0.0774
Cancelled	(801,435)	0.0462

Options outstanding at December 31, 2012	7,771,003	$0.2778

Options exercisable at December 31, 2012	3,887,170	$0.0983

The following table provides additional information about the Company’s stock options that are outstanding and exercisable at December 31, 2012:

EXERCISE PRICE	OPTIONS OUTSTANDING		WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE
				(000’s)			(000’s)
$0.001	233,344				2.6	233,344
0.079	386,005				5.1	386,005
0.081	2,335,753				6.9	1,928,134
0.088	12,000				5.9	12,000
0.100	283,256				2.8	283,255
0.039	1,310,645				8.3	573,494
0.061	338,000				8.9	98,500
0.287	770,000				9.0	192,500
0.294	2,102,000	(A)			9.4	179,938

	7,771,003		$0.2778	$2,348		3,887,170	$0.0983	$1,872

(A)	Stock compensation expense for options of 1,725,000 issued on October 15, 2012, reflects a retrospective common stock valuation of approximately $0.58 per common share as of September 30, 2012.

As of December 31, 2012, the Company had $1.2 million of unrecognized compensation expense related to unvested share options granted under the Plan. This cost is expected to be recognized over a weighted average period of 3.2 years. The weighted average remaining contractual life on all outstanding options as of December 31, 2012 was 5.7 years.

The intrinsic value is calculated as the difference between the estimated fair market value as of December 31, 2012 and the exercise price per share of the stock options. The estimated fair market value per share of common stock as of December 31, 2012 was $0.58.

12. Commitments and Contingencies

Lease Commitment Summary

The following table presents future minimum commitments of the Company due under non-cancelable operating leases with original or remaining terms in excess of one year at December 31, 2012.

Minimum lease payments were as follows at December 31, 2012:

(in thousands)
2013	$309
2014	199
2015	199
2016	199
2017	131
2018 and thereafter	76

Total minimum lease payments	$1,113

Rent expense was $333,000, $210,000 and $1.4 million for 2012, 2011 and the period from inception (June 22, 2005) to December 31, 2012, respectively, and is reflected in General and administrative expenses.

Litigation

The Company is not party to any litigation and does not have contingency reserves established for any litigation liabilities.

Contract Service Providers

In the course of the Company’s normal business operations, it has agreements with contract service providers to assist in the performance of its research and development, clinical research and manufacturing. Substantially all of these contracts are on an as needed basis.

Employment Contracts

The Company has at will employment contracts with substantially all employees providing for salary, benefits and bonuses.

13. Related-Party Transactions

The notes issued in 2012 are due to holders of the Company’s convertible preferred stock. Interest expense on those obligations for the year ended December 31, 2012 was $16,000 and is classified as a current obligation on the Company’s balance sheets (Note 6).

In October 2012, the Company formed Novaer Holding, Inc. (“Novaer”), a wholly-owned entity, and contributed certain non-core, non-competitive intellectual property, including an exclusive license for Aerie’s intellectual property for non-ophthalmic indications, and $0.1 million in cash for initial funding. The Board of Directors declared a dividend and distributed 100% of Novaer’s equity interests to Aerie’s stockholders and warrant holders of record as of September 6, 2012. The book value of the non-core intellectual property was $0. The cash included in the transaction was recorded as a $0.1 million cash dividend. Following this spin-off, Novaer is an independent company. Aerie does not own an equity interest and has no significant influence by contract or other means. In addition, Aerie does not retain any rights or obligations and has no share in profits or earnings.

During the years ended December 31, 2012 and 2011 and for the period from inception (June 22, 2005) to December 31, 2012, the respective amounts of approximately $34,000, $4,000 and $232,000, were paid to board members, some of whom served as consultants of the Company through consulting agreements containing arm’s-length terms typical of agreements entered into with unaffiliated third parties.

14. 401(k) Plan

The Company has adopted a 401(k) deferred compensation plan. Eligible employees meeting the participant criteria may contribute up to the statutory limitation ($17,000 for 2012). The Company may contribute a discretionary match if it elects to do so. During the years ended December 31, 2012 and 2011, and the period June 22, 2005 to December 31, 2012 the Company contributed $0 as a matching contribution to the plan.

15. Subsequent events

In January 2013, the Company participated in the New Jersey Economic Development Authority’s sponsored Technology Business Tax Certificate Transfer Program to transfer $1.4 million in state tax benefits to unrelated profitable businesses with operations in the state of New Jersey. The Company received net proceeds of $1.3 million from the transfer.

In March 2013, the Company completed the second closing of the 2012 Notes (Note 6). Aggregate proceeds to the Company were $3.0 million. The Company issued warrants to purchase 681,816 shares of Series B Convertible Preferred Stock in connection with the second closing.

In May 2013, the Company completed and is currently evaluating the results of its clinical Phase 2b study for product candidate AR-13324.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Cowen and Company

Co-Managers

Lazard Capital Markets

Canaccord Genuity

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation, in its certificate of incorporation, may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

■	Transaction from which the director derived an improper personal benefit;

■	Act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;

■	Unlawful payment of dividends or purchase or redemption of shares; or

■	Breach of the director’s duty of loyalty to the corporation or its stockholders.

Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

Our restated certificate of incorporation and our bylaws, each of which will become effective upon the closing of this offering, each provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

We have entered into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors or executive officers.

We intend to purchase and maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

We will enter into an underwriting agreement in connection with this offering, which will provide for indemnification by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding the shares of common stock and preferred stock and the warrants issued, and options granted, by us since our inception in June 2005 that were not registered under the Securities Act. Also included is the consideration, if any received by us, for such shares and options.

Issuances of Capital Stock, Convertible Note Financings and Warrants

(1)	In June 2005, we issued convertible notes to two accredited investors for an aggregate principal amount of $1.0 million. In September 2005, the notes were exchanged for an aggregate of 2,000,000 shares of Series A-1 Convertible Preferred Stock.

(2)	In September 2005, we issued and sold to two related accredited investors, an aggregate of 10,000,000 shares of our Series A-2 Convertible Preferred Stock for aggregate net proceeds of $10.0 million.

(3)	In August 2007, we issued and sold to two related accredited investors, an aggregate of 10,000,000 shares of our Series A-3 Convertible Preferred Stock for aggregate net proceeds of $10.0 million.

(4)	In 2009, we issued convertible notes to two related accredited investors for an aggregate principal amount of $10.0 million. In February 2011, the notes were exchanged for an aggregate of 2,000,000 shares of Series A-3 Convertible Preferred Stock.

(5)	In 2009, we issued convertible notes to two related accredited investors for an aggregate principal amount of $10.0 million. In February 2011, the notes and related accrued interest were exchanged for an aggregate of 10,979,476 shares of Series A-3 Convertible Preferred Stock.

(6)	In August 2010, we issued convertible notes to one unrelated accredited investor and two company officers for an aggregate principal amount of $5.25 million. In February 2011, the notes and related accrued interest were exchanged for an aggregate of 4,895,904 shares of Series A-4 Convertible Preferred Stock.

(7)	In February 2011, we issued and sold to 3 related accredited investors and aggregate of 22,727,273 shares of our Series B Convertible Preferred Stock for aggregate net proceeds of $23.8 million.

(8)	In December 2012, we authorized the sale of convertible notes to related accredited investors in the aggregate principal amount of $15.0 million. As of December 31, 2012, we issued notes with an aggregate principal balance of $3.0 million. Note 6 in our financial statements appearing elsewhere in this prospectus further describes the attributes of these notes.

(9)	In connection with the issuance of aforementioned convertible notes, we concurrently granted Stock Purchase Warrants to purchase 2,979,345 shares of our convertible preferred stock. Note 10 in our financial statements appearing elsewhere in this prospectus further describes the attributes of these notes. These warrants will not automatically convert in connection with this initial public offering.

Stock Option Grants and Stock Restricted Agreements

(10)	Between our inception in June 2005 and March 31, 2013 we have granted stock options to purchase shares of our common stock to our employees, directors and consultants pursuant our 2005 Plan, as amended. As of March 31, 2013, we have 7,562,946 shares outstanding under these options with exercise prices ranging from $0.001 to $0.580 per share. During this period from inception in June 2005 and March 31, 2013, we issued 2,474,703 shares of common stock due to exercises. Aggregate cash proceeds to us from these exercises are not significant to our financial statements.

(11)	In July 2005, we issued 3,200,000 shares of common stock to consultants, directors and institutions in connection with Stock Restriction or Stock Subscription Agreements with a purchase price of $0.001. Aggregate cash proceeds to us from these issuances are not significant to our financial statements.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (10) above to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (9), except to the extent described above as exempt pursuant to Section 4(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statements Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bedminster, New Jersey, on this     th day of                     , 2013.

AERIE PHARMACEUTICALS, INC.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas J. van Haarlem and Richard J. Rubino and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Thomas J. van Haarlem, MD	President and Chief Executive Officer, Director (Principal Executive Officer)

Richard J. Rubino	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Vicente Anido Jr., PhD	Chairman of the Board

Janet L. Conway, PhD	Director

Geoffrey Duyk, MD, PhD	Director

David W. Gryska	Director

Dennis Henner, PhD	Director

SIGNATURE	TITLE	DATE

David Mack, PhD	Director

Anand Mehra, MD	Director

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

1.1 *	Form of Underwriting Agreement.

3.1 *	Amended and Restated Certificate of Incorporation of the Company, currently in effect.

3.2 *	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon the closing of this offering.

3.3 *	Amended and Restated Bylaws of the Company, currently in effect.

3.4 *	Form of Amended and Restated Bylaws of the Company, to be in effect upon the closing of this offering.

4.1 *	Specimen Common Stock Certificate of the Company.

5.1 *	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

10.1*	Amended and Restated Investor Rights’ Agreement by and among TPG Biotechnology Partners, L.P., ACP IV, L.P., Sofinnova Venture Partners VII, L.P., Clarus Lifesciences II, L.P., Osage University Partners I, L.P., Thomas J. van Haarlem, M.D. and Casey Kopczynski, M.D. dated February 23, 2011.

10.2*	Aerie Pharmaceuticals, Inc. 2005 Stock Option Plan.

10.3*	2005 Equity Incentive Plan.

10.4 *	2013 Equity Incentive Plan.

10.5 *	Amended and Restated Employment Agreement of Thomas J. van Haarlem.

10.6 *	Amended and Restated Employment Agreement of Richard J. Rubino.

10.7 *	Amended and Restated Employment Agreement of Brian Levy.

23.1 *	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2 *	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

24.1 *	Power of Attorney (included on signature page to initial filing).

*	To be filed by amendment.